UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 17, 2020

Securities and Exchange Commission—SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of the consolidated financial statements of Intercorp Financial Services Inc. (“IFS”) and its subsidiaries, for the fiscal year ended December 31, 2019, including the report of the external independent auditor Paredes Burga & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. These financial Statements were approved by IFS’s Board of Directors in its session held on March 17, 2020, and will be submitted for the evaluation and approval of the Annual General Shareholders Meeting on March 31, 2020.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Michela Casassa
Chief financial Officer

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018, together with Independent Auditor’s Report

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018, together with Independent Auditor’s Report

Content

Translation of independent auditor’s report originally issued in Spanish – Note 34

Independent Auditor’s Report

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

1. We have audited the accompanying consolidated financial statement of Intercorp Financial Services Inc. and Subsidiaries (a holding company incorporated in the Republic of Panama, a Subsidiary of Intercorp Perú Ltd.) which comprise the consolidated statement of financial position as of December 31, 2019, and 2018, and the related consolidated statement of income, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2019, 2018 and 2017, respectively, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the consolidated financial statements

2. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control that Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

3. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Our audits were conducted in accordance with International Standards on Auditing as adopted for use in Peru by the Board of Peruvian Associations of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

4. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers the internal control that is relevant to the entity and its Subsidiaries in the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity and its Subsidiaries’ internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

Translation of independent auditor’s report originally issued in Spanish – Note 34

Independent Auditor’s Report (continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

5. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Intercorp Financial Services Inc. and Subsidiaries as of December 31, 2019 and 2018, as well as the consolidated results of their operations and their consolidated cash flows for each of the years ended December 31, 2019, 2018 and 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other issues

6. As mentioned in Note 3.2.2 to the consolidated financial statements, in 2019 the Group adopted IFRS 16 “Leases”. In addition, in 2018 the Group adopted IFRS 9 “Financial Instruments”. The accounting effects of the adoption of these standards are detailed in said Note.

Lima, Peru,

March 13, 2020

Countersigned by:

Victor Tanaka
C.P.C.C. Register No.25613

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2019 and 2018

		2019	2018
	Note	S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		2,704,758	3,102,250
Interest bearing		7,153,180	3,991,629
Restricted funds		1,270,937	1,286,532

		11,128,875	8,380,411
Inter-bank funds	4(e)	85,006	495,037
Financial investments	5	19,072,718	17,629,445
Loans, net:	6
Loans, net of unearned interest		38,531,632	34,325,721
Impairment allowance for loans		(1,394,779)	(1,364,804)

		37,136,853	32,960,917
Investment property	7	972,096	986,538
Property, furniture and equipment, net	8	950,943	622,525
Due from customers on acceptances		139,685	132,961
Intangibles and goodwill, net	9	979,262	954,546
Other accounts receivable and other assets, net	10	1,051,872	1,502,554
Deferred Income Tax asset, net	15	44,983	79,475

Total assets		71,562,293	63,744,409

		2019	2018
	Note	S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	11
Non-interest bearing		5,644,238	5,321,025
Interest bearing		32,448,986	28,360,925

		38,093,224	33,681,950
Inter-bank funds	4(e)	169,138	—
Due to banks and correspondents	12	3,979,637	4,293,361
Bonds, notes and other obligations	13	6,890,290	6,496,778
Due from customers on acceptances		139,685	132,961
Insurance contract liabilities	14	11,338,810	10,300,468
Other accounts payable, provisions and other liabilities	10	2,048,048	1,750,363
Deferred Income Tax liability, net	15	13	52

Total liabilities		62,658,845	56,655,933

Equity, net	16
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	963,446
Treasury stock		(196)	(208,178)
Capital surplus		530,456	268,077
Reserves		4,700,000	4,700,000
Unrealized results, net		442,905	121,686
Retained earnings		2,145,688	1,203,043

		8,856,870	7,048,074
Non-controlling interest		46,578	40,402

Total equity, net		8,903,448	7,088,476

Total liabilities and equity, net		71,562,293	63,744,409

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2019, 2018 and 2017

		2019 S/(000)	2018 S/(000)	2017 S/(000)
	Note			Note 3.2.1
Interest and similar income	19	4,847,216	4,321,282	3,809,020
Interest and similar expenses	19	(1,407,897)	(1,170,586)	(1,119,889)

Net interest and similar income		3,439,319	3,150,696	2,689,131
Impairment loss on loans, net of recoveries	6(d.1), (d.2) and (e)	(750,811)	(660,072)	(827,935)
(Loss) recovery due to impairment of financial investments	5(c)	(6,790)	13,077	(20,759)

Net interest and similar income after impairment loss		2,681,718	2,503,701	1,840,437
Fee income from financial services, net	20	925,885	874,426	849,242
Net gain on foreign exchange transactions		201,352	228,160	201,829
Net gain on sale of financial investments		112,215	14,240	184,847
Net gain from derecognition of financial assets at amortized cost	5(d)	8,474	—	—
Net gain on financial assets at fair value through profit or loss		103,210	11,979	18,443
Net gain on investment property	7(b)	96,168	85,298	25,406
Other income	21	70,660	69,043	87,439

		1,517,964	1,283,146	1,367,206

Insurance premiums and claims
Net premiums earned	22	426,608	328,566	259,349
Net claims and benefits incurred for life insurance contracts and others	23	(722,305)	(736,032)	(412,276)

		(295,697)	(407,466)	(152,927)

Other expenses
Salaries and employee benefits	24	(798,774)	(755,914)	(714,582)
Administrative expenses	25	(786,362)	(775,254)	(730,564)
Depreciation and amortization	8(a) and 9(a)	(262,015)	(164,698)	(145,162)
Other expenses	21	(131,163)	(141,615)	(120,326)

		(1,978,314)	(1,837,481)	(1,710,634)

Income before translation result and Income Tax		1,925,671	1,541,900	1,344,082
Translation result		17,770	(34,991)	15,898
Income Tax	15(c)	(493,326)	(415,515)	(326,526)

Net profit for the year		1,450,115	1,091,394	1,033,454

Attributable to:
IFS’s shareholders		1,441,258	1,084,280	1,027,379
Non-controlling interest		8,857	7,114	6,075

		1,450,115	1,091,394	1,033,454

Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	26	12.778	9.818	9.625

Weighted average number of outstanding shares (in thousands)	26	112,789	110,436	106,736

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

		2019 S/(000)	2018 S/(000)	2017 S/(000)
	Note			Note 3.2.1
Net profit for the year		1,450,115	1,091,394	1,033,454
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	16(e)	116,672	41,398	—
Income Tax	16(e)	219	26	—

Total unrealized gain that will not be reclassified to the consolidated statement of income		116,891	41,424	—

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	1,263,135	(478,005)	—
Income Tax	16(e)	7,878	6,309	—

		1,271,013	(471,696)	—
Insurance premiums reserve	3.2.1(i) and 16(e)	(1,001,073)	750,794	(195,619)

Net movement in available-for-sale investments	16(e)	—	—	439,828
Income Tax	16(e)	—	—	14,471

		—	—	454,299
Net movement of cash flow hedges	16(e)	(63,938)	38,453	(2,528)
Income Tax	16(e)	13,052	(10,335)	1,172

		(50,886)	28,118	(1,356)
Translation of foreign operations	16(e)	(14,507)	26,589	(22,480)

Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		204,547	333,805	234,844

Total other comprehensive income for the year, net of Income Tax		1,771,553	1,466,623	1,268,298

Attributable to:
IFS’s shareholders		1,762,477	1,460,736	1,261,772
Non-controlling interest		9,076	5,887	6,526

		1,771,553	1,466,623	1,268,298

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2019, 2018 and 2017

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves, Note 3.2.1(i)	Available- for-sale investments	Cash flow hedges reserve	Foreign currency translation	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2017, Note 3.2.1	113,110	(6,179)	963,446	(522,106)	268,077	2,600,000	—	—	(479,476)	(83,817)	1,301	98,874	2,032,812	4,879,111	119,235	4,998,346
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	1,027,379	1,027,379	6,075	1,033,454
Other comprehensive income	—	—	—	—	—	—	—	—	(195,619)	453,829	(1,337)	(22,480)	—	234,393	451	234,844

Total other comprehensive income	—	—	—	—	—	—	—	—	(195,619)	453,829	(1,337)	(22,480)	1,027,379	1,261,772	6,526	1,268,298
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—		—	—	(475,773)	(475,773)	—	(475,773)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—		—	—	—	—	(2,722)	(2,722)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,100,000	—	—	—		—	—	(1,100,000)	—	—	—
Purchase of treasury stock	—	(500)	—	(52,774)	—	—	—	—	—		—	—	—	(52,774)	—	(52,774)
Sale of treasury stock, Note 16(b)	—	1,251	—	107,680	—	—	—	—	—		—	—	34,984	142,664	175	142,839
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—		—	—	24,081	24,081	161	24,242
Acquisition of Subsidiary, Note 9(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,912	1,912
Purchase of non-controlling interest, Note 2(b)	—	—	—	—	—	—	—	—	—	—	—	—	21,462	21,462	(88,039)	(66,577)
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(884)	(884)

Balance as of December 31, 2017, Note 3.2.1	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	—	—	(675,095)	370,012	(36)	76,394	1,564,945	5,800,543	36,364	5,836,907
Changes due to the first adoption of IFRS 9, Note 3.2.2	—	—	—	—	—	—	105,619	238,348	—	(370,012)	—	—	(57,271)	(83,316)	(584)	(83,900)

Restated balance as of January 1, 2018, Note 3.2.1	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	—	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the year	—	—	—	—	—	—		—	—	—	—	—	1,084,280	1,084,280	7,114	1,091,394
Other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	—	27,947	26,589	—	376,456	(1,227)	375,229

Total other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	—	27,947	26,589	1,084,280	1,460,736	5,887	1,466,623
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,969)	(2,969)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,000,000	—	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 16(b)	—	3,010	—	259,022	—	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(10,900)	(10,900)	940	(9,960)

Balance as of December 31, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	—	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	—	(50,669)	(14,507)	—	321,219	219	321,438

Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	—	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Notes 1(b) and 16(a) and (b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 16(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(140)	5,292

Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	—	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2019, 2018 and 2017

	2019 S/(000)	2018 S/(000)	2017 S/(000)
			Note 3.2.1
Cash flows from operating activities
Net profit for the year	1,450,115	1,091,394	1,033,454
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	750,811	660,072	827,935
Loss (recovery) due to impairment of financial investments	6,790	(13,077)	20,759
Depreciation and amortization	262,015	164,698	145,162
Provision for sundry risks	3,872	3,504	9,748
Provision for asset seized	355	9,754	—
Deferred Income Tax	38,554	13,727	(4,376)
Net gain on sale of financial investments	(112,215)	(14,240)	(184,847)
Net gain from derecognition of financial assets at amortized cost	(8,474)	—	—
Net gain of financial assets at fair value through profit or loss	(103,210)	(11,979)	(18,443)
Net (gain) loss for valuation of investment property	(54,493)	(47,765)	1,878
Translation result	(17,770)	34,991	(15,898)
Gain on sale of investment property	7,164	(4,655)	—
Decrease (increase) in accrued interest receivable	3,222	(64,215)	(70,112)
Increase (decrease) in accrued interest payable	48,307	24,627	(15,887)
Net changes in assets and liabilities
Net increase in loans	(4,938,144)	(5,421,176)	(2,035,076)
Net (increase) decrease in other accounts receivable and other assets	(262,882)	(350,494)	282,092
Net decrease in restricted funds	15,240	673,907	1,307,577
Increase in deposits and obligations	4,373,366	1,045,762	2,509,351
Decrease in due to banks and correspondents	(320,775)	(124,017)	(900,386)
Increase in other accounts payable, provisions and other liabilities	841,334	899,183	824,944
Income Tax paid	(413,001)	(426,356)	(341,650)
Increase (decrease) of investments at fair value through profit or loss	98,583	(189,001)	29,381

Net cash provided by (used in) operating activities	1,668,764	(2,045,356)	3,405,606

Translation of consolidated financial statements originally issued in Spanish – Note 34

Consolidated statement of cash flows (continued)

	2019 S/(000)	2018 S/(000)	2017 S/(000)
			Note 3.2.1
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	145,888	(269,847)	(1,275,199)
Purchase of property, furniture and equipment	(68,185)	(72,709)	(84,685)
Purchase of intangible assets	(142,539)	(127,928)	(160,515)
Purchase of investment property	(60,865)	(55,795)	(124,089)
Sale of investment property	129,800	230,746	—
Acquisition of Subsidiaries, net of received cash	—	—	(660,527)

Net cash provided by (used in) investing activities	4,099	(295,533)	(2,305,015)

Cash flows from financing activities
Dividends paid	(654,464)	(510,688)	(475,773)
Issuance of bonds, notes and other obligations	2,255,551	595,258	956,575
Payments of bonds, notes and other obligations	(1,678,604)	(10,119)	—
Net decrease (increase) in receivable inter-bank funds	410,031	(93,821)	(400,537)
Net increase (decrease) in payable inter-bank funds	169,138	(30,008)	(300,938)
Initial Public Offering, net of related expenses	684,125	—	—
Sale (purchase) of treasury stock, net	(196)	383,589	90,065
Dividend payments to non-controlling interest	(3,245)	(2,969)	(2,722)
Lease payments	(117,463)	(105,567)	(99,734)
Purchase of non-controlling interest	—	—	(66,577)

Net cash provided by (used in) financing activities	1,064,873	225,675	(299,641)

Net increase (decrease) in cash and cash equivalents	2,737,736	(2,115,214)	800,950
Translation gain (loss) on cash and cash equivalents	26,931	(23,341)	(72,380)
Cash and cash equivalents at the beginning of the year	7,087,062	9,225,617	8,497,047

Cash and cash equivalents at the end of the year, Note 3.4(af)	9,851,729	7,087,062	9,225,617

Supplementary cash flow information:
Cash paid by -
Interest	1,285,163	1,089,114	1,088,261
Dividends	658,117	513,665	478,514
Income Tax	425,651	363,990	329,381
Cash received by -
Interest	4,772,616	4,191,721	3,720,149
Dividends	83,977	73,047	28,833

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2019 and 2018

1.	Business activity and Initial Public Offering

(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2019, Intercorp Perú holds directly and indirectly 70.62 percent of the issuead and outstanding capital stock of IFS (76.46 percent of the issued capital stock of IFS, equivalent to 75.94 percent of the outstanding capital stock of IFS as of December 31, 2018).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2019 and 2018, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”). Also, as of December 31, 2018, IFS held 99.42 percent of the capital stock of Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (henceforth “Hipotecaria Sura”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama. Hipotecaria Sura was extinguished in October 2019.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statement of IFS and Subsidiaries as of December 31, 2018, and for the year then ended, were approved by the General Shareholders’ Meeting held on April 1, 2019. The consolidated financial statements as of December 31, 2019, and for the year then ended, have been approved and authorized for issuance by Management and the Audit Committee on March 13, 2020, and will be submitted for approval by the Board of Directors and the General Shareholders’ Meeting that will be held within the deadline established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the Board of Directors and the General Shareholders’ Meeting without modifications.

(b)	Initial Public Offering

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Perú; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option for up to 1,350,000 new common shares, as an additional initial issuance.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)

Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000), see Note 16(a).

(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 16(b).

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)	Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank’s operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2019 and 2018, Interbank had 255 and 269 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. As of the date of this report, there is no specific date for the completion of said process.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.

Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.

Real estate activities. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.

Collection services. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)	Interseguro Compañía de Seguros S.A. and Subsidiaries -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

As of December 31, 2019 and 2018, Interseguro controls the following Subsidiaries:

Entity	Activity

Centro Comercial Estación Central S.A.

Company dedicated to the administration of “Centro Comercial Estación Central”. As of December 31, 2017, Interseguro held 75 percent ownership in this Subsidiary. On January 19, 2018, Interseguro sold said ownership to a related company, “Real Plaza”, for an amount of S/2,086,000, generating a profit of S/1,526,000; which was recorded as “Gain from sale of investment property” in the consolidated statement of income.

Empresa Administradora Hipotecaria I.S. S.A.	It was incorporated in February 2014 in Peru. In April 2018, this company was extinguished.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2019 and 2018, amounted to S/114,058,000 and S/430,030,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

Regarding the “Patrimonio Fideicometido”, until September 2017, Inteligo Real Estate (a related entity, Subsidiary of Intercorp Perú) and Interseguro held 27.17 percent and 72.83 percent, respectively, of an investment property located in “San Isidro, Lima”; see Note 7(a). On September 26, 2017, Interseguro purchased Inteligo Real Estate’s interest, thus obtaining 100 percent ownership of such investment property. The consideration transferred for the acquisition amounted to US$20,542,000 (equivalent to S/66,577,000), which corresponds to the purchase of the non-controlling interest and is reflected as an increase in Interseguro’s investment; additionally, S/21,462,000 were recognized as equity transaction because it is a non-controlling interest purchase.

In June and September 2019, Interseguro sold the entirety of its participation, equivalent to 15 percent, of the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000, through said sale, it transferred the ownership of said property; Note 7(a) and (e).

Additionally, in November 2019, Interseguro and Interproperties Perú transferred an investment property (Lilingstone lot, located in San Isidro) in favor of Interseguro, as well as the annulment of the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000; see Note 7(a).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)	Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2019 and 2018, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.

Inteligo Perú Holding S.A.C.	Financial holding company incorporated in Peru in December 2018. As of December 31, 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos.

Interfondos S.A. Sociedad Administradora de Fondos Manages mutual funds and investment funds. As of December 31, 2018, was Subsidiary of Interbank, and subsequently, sold to Inteligo Perú Holdings S.A.C.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura; see Note 9(b). As of December 31, 2019 and 2018, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent of Interseguro’s capital stock. Likewise, as of December 31, 2018, these entities held collectively 30.0 percent of the capital stock of Hipotecaria Sura, which was liquidated and subsequently extinguished in October 2019.

(e)	San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related.

(f)	Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

As of December 31, 2019, this company has been extinguished. It was incorporated in Peru and regulated by the SBS. Its main activity was the granting of mortgage loans. Since the year 2015, it did not disburse new loans.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statement of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2019 and 2018, in accordance with the IFRS. For information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro and Subsidiaries		Inteligo and Subsidiaries
	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	9,785,892	7,726,699	459,373	206,659	697,535	465,497
Financial Investments	5,574,515	5,854,384	11,463,674	10,249,730	1,592,001	1,574,714
Loans, net	35,512,483	31,384,790	—	—	1,624,503	1,576,277
Investment property	—	—	972,096	986,538	—	—
Total assets	53,019,361	47,496,321	13,378,974	12,011,764	4,098,057	3,732,178
Deposits and obligations	35,577,760	31,286,749	—	—	2,878,532	2,622,423
Due to banks and correspondents	3,662,250	3,968,790	2,049	763	315,338	323,808
Bonds, notes and other obligations	5,805,465	5,386,171	134,877	172,082	—	—
Insurance contract liabilities	—	—	11,200,016	10,155,732	—	—
Total liabilities	46,676,473	41,994,455	11,966,477	10,797,239	3,244,210	2,967,308
Equity attributable to IFS’s shareholders	6,342,888	5,501,866	1,412,497	1,214,525	853,847	764,870
Consolidated statement of income -
Net interest and similar income	2,783,943	2,493,577	598,883	599,009	106,509	107,819
Impairment loss on loans, net of recoveries	(750,787)	(660,858)	—	—	(24)	786
(Loss) recovery due to impairment of financial investments	43	(72)	(6,170)	11,349	(663)	1,800
Net gain of investment property	—	—	54,493	52,420	—	—
Fee income from financial services, net	827,064	798,935	(3,980)	(4,593)	164,312	123,626
Insurance premiums and claims	—	—	(295,686)	(407,466)	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	1,228,538	1,025,142	186,934	(7,834)	200,254	183,302

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2	Change in accounting policy, adoption of new IFRS and disclosures

3.2.1	Change in accounting policy

Based on an analysis conducted by Management in 2018, and in application of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, IFS modified its corresponding figures as of December 31, 2017, and for the year then ended. The amendments made mainly resulted from the following:

(i)

As of December 31, 2017, the Subsidiary Interseguro recognized in its consolidated statement of income the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variation in the market interest rates used to discount these liabilities. In the first quarter of 2018, Management decided to modify its accounting policy in order to show the effect of the change in market interest rates on the statement of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supported such insurance liabilities were measured at fair value through other comprehensive income.

According to IAS 8, as the aforementioned change constituted a voluntary change in the accounting policy of the Company and, in compliance with the standard, it was applied retrospectively to previously released balances. In that sense, the Group calculated the accounting effects of the retrospective application of these changes to the balances as of January 1, 2017 and December 31, 2017. The cumulative effect as of those dates were recorded as a decrease in the caption “Unrealized results” and an increase in the caption “Retained earnings” for approximately S/479,476,000 and S/675,095,000, respectively.

This accounting policy change was made in accordance with IFRS 4 “Insurance Contracts” and, in Management’s opinion, provides more accurate and relevant information regarding the Group’s insurance contract operations.

(ii)

The net assets recognized in the consolidated financial statements as of December 31, 2017, as part of the acquisition of Seguros Sura, see Note 9(b), were based in a preliminary fair value assessment. During 2018, the Group completed the review of the fair value of liabilities for insurance contracts as of the acquisition date; and, as result, the identifiable net assets acquired were modified. The Group applied the changes retrospectively to the balances as of December 31, 2017, recording a decrease in the caption “Integibles and goodwill, net” and an increase in the caption “Insurance contract liabilities” for approximately S/195,339,000.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

3.2.2	Adoption of new standards and disclosures

In these consolidated financial statements, the Group has adopted for the first time IFRS 16 “Leases”, effective for annual periods beginning on or after January 1, 2019. Additionally, the Group early adopted the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; referred to the Interest rate benchmark reform, in effect for annual periods beginning on or after January 1, 2020. The application of these amendments implied additional disclosures as described further on this note.

Furthermore, since January 1, 2018, the Group is applying: (i) IFRS 15 “Revenue from Contracts with Customers”, which did not present any significant impacts or differences with respect to IAS 18, in relation with the moment at which the Group recognizes revenues or when revenues must be recognized at gross amount, as principal, or net, as agent; and (ii) IFRS 9 “Financial Instruments”, which according to what is allowed by the standard, was applied by the Group without restating the financial statement of the year 2017. Therefore, the information of the year 2017 is presented in accordance with IAS 39 (whose accounting policies are described in Note 3.4(ah)) and it is not comparable to the information of the years 2018 and 2019, which is presented in accordance with IFRS 9. The differences that arised due to the first adoption of IFRS 9 were recognized directly in retained earnings as of January 1, 2018.

Other standards, interpretations or amendments have also been adopted for the first time in 2019 but, as of December 31, 2019, they have not had a significant impact on the Group’s consolidated financial statements as described further on this note. The Group has not adopted any standard, interpretation or amendment that has been issued but is not effective, except for the amendments to IFRS 9, IAS 39 and IFRS 7: “Reform of the Reference Interest Rate”, as explained below.

•	First adoption of IFRS 16 “Leases”

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an arrangement contains a lease”, SIC 15 “Operating leases-incentives” and SIC 27 “Evaluating the substance of transactions involving the legal form of a lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases in the statement of financial position.

Lessor accounting under this new standard is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Group is the lessor.

The Group has adopted IFRS 16 under the retrospective modified approach, throughout an adjustment of the cumulative effect as of January 1, 2019, and not restating amounts from previous periods. The Group chose to apply the standard to all contracts subscribed before January 1, 2019, that were identified as leases according to IAS 17.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less, and lease contracts for which the underlying asset is of low value.

•	Leases previously classified as finance leases -

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from 1 January 2019.

•	Leases previously classified as operating leases -

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application of IFRS 16.

The Group also applied the following available practical expedients under IFRS 16:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.

•	Applied the exemption to leases of short-term and low value assets at the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Based on the above, the effect of adopting IFRS 16 has been, as follows:

	Right-of-use-assets
	Land	Buildings and facilities	Furniture and equipment	Total	Lease liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of January 1, 2019	56,657	285,089	—	341,746	341,746
Additions	9,489	55,179	2,292	66,960	66,960
Depreciation expense of right-of-use assets	(2,235)	(71,028)	(477)	(73,740)	—
Interest expense	—	—	—	—	16,568
Payments	—	—	—	—	(83,438)

As of December 31, 2019	63,911	269,240	1,815	334,966	341,836

As of January 1, 2019, the adoption of IFRS 16 has not had any impact neither on the consolidated statement of income nor on the consolidated statement of changes in equity.

The following table presents the reconciliation of the initial balance of lease liabilities as of January 1, 2019, against the balance of operating lease commitments as of December 31, 2018:

S/(000)
Assets
Operating lease commitments as of December 31, 2018	511,595
Weighted average incremental borrowing rate as of January 1, 2019	5.58%
Discounted operating lease commitments as of January 1, 2019	345,259
Less:
Commitments relating to leases of short-term and low-value assets	(3,513)

Lease liabilities as of January 1, 2019	341,746

•	Interpretation of IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 “Income Tax”. The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

IFS has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, see Note 17(a), and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System, see Note 17(e). The Group determined, based on the compliance of its tax obligations and the assessment of transfer prices, that it is probable that other taxing treatments (including those of the Subsidiaries) may be accepted by the tax authorities. This interpretation did not have any impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 9: Prepayment features with negative compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. The early termination may be the result of a contractual term or from an event out of control of the contract parties, such as a change in legislation or regulation that leads to the early termination of the contract. When the advance payment is made at the current fair value or at an amount that includes the fair value of the cost of terminating the associated hedging instruments, the Group assesses the specific contractual cash flows for the relevant debt instruments with the purpose of determining whether they comply with the SPPI criterion.

The Group has performed the analysis of these amendments, and has concluded that they did not have a significant effect on its consolidated financial statements.

•	Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The amendments also clarified that, in applying IFRS 9, an entity does not take account of losses of the associate or joint venture, or impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 “Investments in Associates and Joint Ventures”.

Since the Group does not have such long-term interests in its associates and joint ventures, the amendments had no impact on its consolidated financial statements.

•	Amendments to IAS 19: Plan amendment, curtailment or settlement

The amendments to IAS 19 “Employee Benefits” address the accounting when a benefits plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a benefits plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the cost of current services for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. It is also required that an entity determines the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The Group has analyzed these modifications, concluding that they did not have an impact on its consolidated financial statements.

•	Improvements to the IFRS (2015 – 2017 cycle)

•

IFRS 3 “Business Combinations”, the amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

In Management’s opinion, these modifications had no impact on the Group’s consolidated financial statements.

•

IFRS 11 “Joint Arrangements”, a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined by IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

In Management’s opinion, these modifications will have no impact on the Group’s financial statements because they do not perform joint operations.

•

IAS 12 “Income Taxes”, the amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, see Note 17(a), and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System, see Note 17(e); legal entities or natural persons not domiciled in Peru are subject to an additional tax on dividends received from entities domiciled in Peru. In this regard, since the Company controls the Subsidiaries that distribute the dividends, it recognizes the amount of the Income Tax as an expense of the year to which these dividends correspond. In this sense, the application of the interpretation will not affect the consolidated financial statements.

•

IAS 23 “Borrowing Costs”, the amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

In Management’s opinion, these modifications had no significant impact on the Group’s consolidated financial statements because they do not develop qualified assets or obtain financing for these purposes.

•	Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest rate benchmark reform”

After the worldwide regulation change, the inter-bank offering rates (IBOR) will be replaced by new interest rate benchmarks by 2021. The amendments originated by the Interest rate benchmark reform with impact on IFRS 9, IAS 39 and IFRS 7 add a series of exemptions that apply to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free.

The exceptions provided by the amendments are:

•

“Highly probable” requirement for cash flow hedges: If the hedged item is a forecast transaction, it will be determined that the forecast transaction is highly probable by assuming that the interest rate benchmark upon which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•

Reclassification to statement of income of the cash flow hedge reserve: In order to determine if it is not expected that the hedged cash flows occur, it is assumed that the interest rate benchmark upon which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

•

Economic relationship between the hedged item and the hedge instrument: It is assumed that the interest rate benchmark upon which the hedged cash flows are based, and/or the interest rate benchmark upon which the cash flows of the hedge instrument are based, is not altered as result of the interest rate benchmark reform.

The amendments have the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of said amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform.

Specific impacts are expected on the hedge accounting as result of the interest rate benchmark reform for future accounting periods once the second phase of IASB’s project, which is centered on the financial report, is finished.

In that sense, the Group has started a transition process of these operations, a process that has started by collecting information of the relevant positions.

At the end of the period 2019, the Group has exposure to mainly US$-Libor rates; thus, the impact will be the potential change into other interest rate benchmark.

The main affected items within the Group will be derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue US$-Libor interest).

Additionally, the Group holds some financial instruments with exposure to the inter-bank Euribor rate (Euro Interbank Offered Rate). The calculation methodology of Euribor changed during the year 2019 through the adoption of a hybrid methodology based mainly, to the extent possible, on observable market data and, in case they are not sufficient, on other market price sources, in order to assure the strength of the Euribor inter-bank rate. In July 2019, the Belgian Authority of Financial Services and Markets granted an authorization regarding the applicability of the Euribor inter-bank rate under the European Union Benchmark Regulation, thus allowing market participants to continue using this rate after January 1, 2020, for both existing and new contracts. The Group expects that the Euribor inter-bank rate will continue existing as rate benchmark in the foreseeable future. Because of this, the Group does not consider that this index benchmark may be directly affected as result of the interest rate benchmark reform.

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Notes to the consolidated financial statements (continued)

Note 10(b)(vi) details the nominal value and the average term in years, of derivative financial instruments that are subject to the interest rate benchmark reform.

3.3	Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. In order to support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary.

For consolidation purposes, profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All assets and liabilities, income, expenses and cash flows relating to transactions between members of the Group are fully eliminated. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

The subsequent acquisition of the non-controlling interest is directly recorded in the consolidated statement of changes in equity; the difference between the paid amount and the acquired net assets is registered as an equity transaction.

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Notes to the consolidated financial statements (continued)

Therefore, the Group reports no additional goodwill after the purchase of the non-controlling interest and recognizes no profit or loss for the sale of the non-controlling interest.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ab).

3.4	Summary of significant accounting policies

(a)	Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.

•	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

(b)	Interest income -

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Notes to the consolidated financial statements (continued)

(b.1)	Effective interest rate method -

Interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method, and similarly the financial assets that accrue interests classified as available-for-sale or held-to-maturity according to IAS 39 (until December 31, 2017). Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR (and, therefore, the amortized cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also takes into account the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with a increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

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Notes to the consolidated financial statements (continued)

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain (loss) of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)	Banking services commissions -

The Bank earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its customers, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period.

Fee income where performance obligations are satisfied over a period include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below are the main income from contracts with customers that are recognized in the consolidated statement of financial position:

•

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.

•

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

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Notes to the consolidated financial statements (continued)

(d)	Insurance contracts –

Accounting policies for insurance activities:

For the adoption of IFRS 4 “Insurance Contracts”, the Group decided to continue applying to insurance contracts the existing accounting policies that were applicable prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

•

Incurred but not reported claims reserves (IBNR): These reserves were calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

•

Technical reserves for life annuities and retirement, disability and survival pensions: Until May 31, 2018, to calculate the reserve for insurance contracts; the Group considered the Chilean current mortality and morbidity tables (improved RV – 2009, B – 2006 and MI – 2006). In addition, to discount the future cash flows of these liabilities, for portfolio’s debt instruments, the Group set an average rate for matching periods and a 3-percent rate for non-matching periods. From June 2018, the Group uses the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows; see Note 14(e).

In the year 2018, the Company adopted these new mortality tables because they reflected recent changes in life expectancy. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term.

The effect of the first application of SPP-S-2017 and SPP-I-2017 tables as of June 1, 2018, amounted to S/144,777,000; which, in accordance with IAS 8, has been recognized prospectively affecting the results of the year within the caption “Net premiums earned” in the year 2018.

The effects of the first application of “Matching Adjustement” interest rates as of June 1, 2018, amounted to S/423,080,000; which, according to IAS 8, was prospectively recognized and was part of the year’s movement in other comprehensive results within the caption “Unrealized results, net”, in the year 2018.

Product classification:

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract has a financial component

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Notes to the consolidated financial statements (continued)

and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract is recorded based on IFRS 9 “Financial Instruments”. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract has been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly include SOAT (mandatory individual car accident insurance) and credit card insurance, among others.

Insurance receivables:

Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2019 and 2018, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Reinsurance:

The Group cedes the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represent balances due and payable by reinsurance companies. Reinsurance is ceded on a proportional basis.

The amounts recoverable from the contracts with reinsurers are estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arises when there is objective evidence the Group cannot receive all of the outstanding amounts receivable under the contract terms and the event has a reliably measurable impact on the amounts that the Group will obtain from the reinsurer. Impairment loss is registered in the consolidated statement of income.

Reinsurance contracts ceded do not release the Group from its obligations to the insured.

The liabilities from reinsurance contracts represent balances due and payable to reinsurance companies. The amounts payable are estimated consistently with the related reinsurance contract.

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Notes to the consolidated financial statements (continued)

Premiums and claims are presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities are written off when the contractual rights are extinguished, expire, or when the contract is transferred to a third party.

Reinsurance commissions:

The commissions from the reinsurance contracts for premiums ceded are amortized on a straight-line basis over the term of the related insurance contract.

Insurance contract liabilities:

Life insurance contract liabilities are recognized when contracts are entered into.

The technical reserves for retirement, disability and survival insurance and annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates described in Note 14(e).

Individual life technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprise the provision for unearned premiums and unexpired risks.

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2019 and 2018, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.

At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2019 and 2018, Management determined that liabilities were sufficient and therefore, it has not recorded any additional insurance liability.

The accounts payable to reinsurers and coinsurers arise from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and are registered in the item “Accounts payable to reinsurers and coinsurers” that is part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.

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Notes to the consolidated financial statements (continued)

Income recognition:

Life insurance contracts:

Gross premiums on life insurance are recognized as revenue when due from the policyholder. For single premium products, revenue is recognized on the date when the policy is effective. The net premiums earned include the annual variation of technical reserves.

Property, casualty and group life insurance contracts:

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk afterwards the reporting date. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year, including internal and external claims handling costs that are directly related to the processing and settlement of claims.

Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded, when due.

(ii)	Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the whole coverage provided by contracts entered into in the period and are recognized at the date at which the policy is effective. Unearned ceded premiums are deferred during the period of the related insurance contract.

(iii)	Reinsurance claims

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Acquisition costs

Acquisition costs related to the sale of new policies are recognized when incurred.

(e)	Financial instruments: Initial recognition -

(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when funds are transferred to the customers while deposits and obligations are recognized when funds are received by the Group .

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

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Notes to the consolidated financial statements (continued)

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized. It should be noted that during 2019 and 2018, the Group did not originate differences related to these characteristics.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

•	Amortized cost, as explained in Note 3.4(f.1).

•	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

•	Fair value through profit or loss.

The Group classifies and measures its derivative and trading portfolio at FVPL as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at FVPL, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at FVPL when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2019 and 2018, the Group only presents derivative financial instruments measured in this way.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the criteria for the initial recognition of financial instruments according to this standard are described in Note 3.4(ah).

(f)	Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

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Notes to the consolidated financial statements (continued)

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are outlined below:

(f.1.1) Business	model assessment -

The Group’s business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

•	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity’s key management personnel.

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets going forward.

(f.1.2) The	SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of attention within a lending arrangement are typically the consideration for the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at FVPL.

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Notes to the consolidated financial statements (continued)

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:

•

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the ‘underlying’).

•	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

•	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(i).

(f.2.1) Embedded	derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at FVPL. The embedded derivatives separated from the host were carried at fair value in the trading portfolio with changes in fair value recognized in the consolidated statement of income.

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Notes to the consolidated financial statements (continued)

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the near term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

•	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.

•	The contractual terms of the financial asset meet the SPPI test.

FVOCI debt instruments are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at FVOCI is explained in Note 3.4(h)(iii) . When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in OCI are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at FVOCI when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

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Notes to the consolidated financial statements (continued)

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interests, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further evaluates whether the liability component has embedded derivatives that must be accounted for separately.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at FVPL upon initial recognition when one of the following criteria is met:

•

The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or

•

The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

•	The liabilities containing one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and financial liabilities at FVPL are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at FVPL due to changes in the Group’s own credit risk. Such changes in fair value are recorded in OCI and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at FVPL is recorded using the contractual interest rate. Dividend income from equity instruments measured at FVPL is recorded in profit or loss as “Interest and similar income”, Note 19, when the right to the payment has been established.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (ECL) provision determined as set out in Note 3.4(h)(ii).

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management as a result of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2019 and 2018, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2019 and 2018, the Group did not keep any repurchase agreements.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the categories for the measurement of financial assets and liabilities according to this standard are described in Note 3.4(ah).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g)	Derecognition of financial assets and liabilities -

(g.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

•	Change in the loan’s currency.

•	Introduction of an equity feature.

•	Change in counterparty.

•	If the modification is such that the instrument would no longer meet the SPPI criterion.

Regarding with the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original EIR, the Group records a modification gain or loss, to the extent that an impairment loss has not already been recorded.

(g.2)	Derecognition other than for substantial modification -

(g.2.1) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

•	Has transferred its contractual rights to receive cash flows from the financial asset, or

•	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the ‘original asset’), but assumes a contractual obligation to pay those cash flows to one or more entities (the ‘eventual recipients’), when all of the following conditions are met:

•	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.

•

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of required remittance to the eventual recipients.

A transfer only qualifies for derecognition if either:

•	The Group has transferred substantially all the risks and rewards of the asset, or

•	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers control to be transferred if and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group’s continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g.2.2) Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss.

(h)	Impairment of financial assets -

(i)	Overview of the ECL principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at FVPL, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The ECL allowance is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss as outlined in (ii). The policies for determining whether there has been a significant increase in credit risk are set out in Note 30.1(d).

Both lifetime ECLs and 12 months ECLs are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 30.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 30.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and “POCI”, as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit -impaired (as outlined in Note 30.1(d)). The Group records an allowance for the lifetime ECLs.

POCI: Purchased or originated credit impaired (POCI) assets are financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2019 and 2018, the Group has not purchased or originated POCI financial assets.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

•	Financial assets that are measured at amortized cost.

•	Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:

(i)	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

•	Accounts receivable from leases.

•	Assets from contracts.

•	Financial guarantee contracts.

In this regard, as of December 31, 2019 and 2018, the Group’s financial assets subject to a correction for expected credit loss are the following:

•	Cash and due from banks.

•	Inter-bank funds.

•	Financial investments; see Notes 3.4(f), 5 and 30.1(f).

•	Loans; see Notes 3.4(f.1), 6 and 30.1(d).

•	Due from customers on acceptances.

•	Other accounts receivable and other assets.

For those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank of Peru (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(ii)	Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are outlined below, and the key elements are the following:

•

PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 30.1(d).

•

EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 30.1(d).

•

LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 30.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 30.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv), the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

•

Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the presentation date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•

Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the ECL throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but ECL is estimated over the lifetime of the instrument.

•

Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the ECL over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)	Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)	Credit cards -

The Group calculates the expected losses in a period that reflects the Group’s expectations regarding the client’s behavior, probability of default and the Group’s future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group’s expectations, the period during which the Group calculates the expected lifetime losses of this product is 17 months.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer’s credit rating, as explained in Note 30.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(v)	Forward-looking information -

In its ECL models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2019 and 2018:

•	GDP growth

•	Unemployment rates

•	Consumer price index

•	Inflation

•	Domestic demand

•	Exchange rate

•	Purchase capacity

•	Real compensation

The inputs and models used, see Note 30.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 30.1(d).

(vi)	Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group’s consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 30.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)	Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

(viii)	Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of collateral. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinance loans to help ensure that future payments continue to be likely to occur.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the impairment of financial assets according to this standard is detailed in Note 3.4(ah).

(i)	Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)	The hedging relationship consists of only hedging instruments and eligible hedged items.

(ii)

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.

(iii)	The hedging relationship meets all the following hedge effectiveness requirements:

•	There is an economic relationship between the hedged item and the hedging instrument.

•	The effect of the credit risk does not dominate the value changes that result from that economic relationship.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(j)	Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicity specified in the contract in exchange for consideration.

(i)	The Group as a lessee -

As described in Note 3.2.2, from January, 1, 2019; and after the adoption of IFRS 16, the Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

•	Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

The Group is performing new accounting estimations due to the adoption of IFRS 16 (see Note 3.2.2) related to the determination of terms and rates of the lease agreements, as detailed below:

•	Determination of the lease term for lease contracts with renewal and termination options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

•	Estimating the incremental borrowing rate

In order to determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in dollars) and sovereign bonds (in soles) and a credit risk differential, using a spread on the most recent debt issuance.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Until December 31, 2018, leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. Under this concept, the Group had mainly leased premises used as offices and agencies of the Group’s Subsidiaries.

However, as detailed in Note 3.2.2, in the adoption of IFRS 16, the Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

(ii)	The Group as a lessor –

As described in Note 3.2.2, lessor accounting under IFRS 16 is substantially unchanged. The Group will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. As of December 31, 2019 and 2018, the Group holds the following types of leases:

•	Financial leases -

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

As of December 31, 2019 and 2018, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (h).

•	Operating leases -

Leases in which the Group does not substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as principal party.

(k)	Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as “Other accounts payable” in the item “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position. Expenses are recognized when the customer redeems the products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption “Administrative expenses” of the consolidated statement of income.

(l)	Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments in the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group’s role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent. As of December 31, 2019, 2018 and 2017, the Group has recognized net income of S/8,467,000, S/9,158,000, S/7,884,000, respectively, for transactions carried out on behalf of its customers, which have been recorded in the item “Fee income from financial services, net” of the consolidated statement of income; see Note 20.

(m)	Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without having control over those policies. The considerations taken for determining significant influence are similar to those needed to determine control over Subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(n)	Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier). Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Transfers to or from Investment property are made only when there is a change in the use of the asset. In case of assets transferred from Investment property to Property, furniture and equipment, the reclassified amount corresponds to the asset’s fair value at the date when the asset’s use was changed. If an item of Property, furniture and equipment moves to Investment property, the Group transfers the fixed asset’s net cost to Investment property and the asset is subsequently measured at fair value according to the policies established by the Group.

During 2018, the Group transferred “Las Orquídeas” building, located in San Isidro, Lima, from “Investment property” to “Property, furniture and equipment” for S/20,029,000. In addition, the Group transferred part of the “Pardo y Aliaga” building and part of the “Sede Wiese”, both located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property” for S/6,453,000 and S/4,037,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

(o)	Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(p)	Assets seized through legal actions -

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

(q)	Intangible assets with finite useful lives -

Generally, the intangible assets with finite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position and they are mainly costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company or as part of a business combination (in the case of the Group, the acquisition of Seguros Sura), the difference between the fair value of the insurance contract liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of In-Force Business” (henceforth “PVIF”).

In this sense, PVIFs resulting from the acquisition of Seguros Sura are recognized in the consolidated statement of financial position at their estimated market value at the acquisition date. After the initial recognition, the PVIF is recorded at cost, minus the cumulative amortization and cumulative impairment loss, if any. The PVIF is amortized on a linear basis over the useful life of the acquired policies, which has been estimated in ten years.

The recoverability of PVIF is considered as part of the liability adequacy test performed at each reporting period. PVIF is derecognized when the related contracts are settled or disposed of.

Changes in the estimated useful life or in the pattern of consumption of the expected future economic benefits embedded in the intangible asset (PVIF) are recorded by changing the amortization period or method and are treated as a change in an accounting estimate.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net amount of the disposal of the asset and the book value of said asset and they are recognized in the consolidated statement of income at the derecognition date.

(r)	Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Seguros Sura and, considering that this entity was merged with Interseguro, has been allocated to the CGU of the insurance business.

(s)	Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2019 and 2018, there have been no contingencies arising from business combinations.

A combination of businesses between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(t)	Impairment of non-financial assets -

Property, furniture and equipment and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(u)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(v)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(w)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(x)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(y)	Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	On the principal market for the asset or liability; or

•	In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

When is possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

If there is no quoted price in an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance and the use of discount rates). Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described below:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(z)	Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that will be effective since January 1, 2017; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the deferred tax asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

(aa)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 28.

(ab)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 32.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ac)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2019 and 2018, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(ad)	Capital surplus -

It is the difference between the nominal value of shares issued and their offering price made in 2007 and 2019, see Note 1(b). Capital surplus is presented net of expenses incurred in the issuance of shares.

(ae)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(af)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ag)	Reclassifications over financial statements -

When it was necessary, the amounts of previous years have been reclassified in order to make them comparable with the presentation of the current year. Management deems that the reclassifications performed in the Group’s consolidated financial statements are not significant considering the financial statements as a whole as of said dates.

(ah)	Accounting policies applicable before January 1, 2018 -

(ah.1)	Financial assets

Before January 1, 2018, the Group classified its financial assets according to IAS 39 as follows:

(i)	Loans and accounts receivable (amortized cost)

Cash and due from banks, inter-bank funds, financial investments, loans and other financial assets, were measured at amortized cost as long as certain criterion were not fulfilled.

(ii)	Available-for-sale financial assets

Available-for-sale financial investments included equity investments and debt securities. Debt securities in this category were those that were intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in market conditions.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(iii)	Held-to-maturity financial assets

Held-to-maturity investments were non-derivative financial assets with fixed or variable payments and fixed maturity, for which IFS had the intention and ability to hold them to maturity.

(iv)	Hedge derivatives

In accordance with IAS 39, to qualify for hedge accounting, the hedging relationship had to meet all the following conditions:

•	At the inception of the hedge, there was formal designation and documentation of the hedging relationship, as well as the entity’s risk management objective and strategy for undertaking the hedge.

•	It was expected that the hedge was highly effective.

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge had to be highly probable.

•	The effectiveness of the hedge could be reliably measured.

•	The hedge was assessed in a going concern basis.

(ah.2)	Reclassification of financial assets and liabilities

Until December 31, 2017, reclassifications of available-for-sale investments into held-to-maturity investments were permitted and the fair value of the carrying amount of the asset at the reclassification date was converted to the new amortized cost and any prior unrealized gain or loss from such financial asset that had been recognized in other comprehensive income was amortized.

On the other hand, with respect to held-to-maturity investments, they could not be reclassified into another category before their maturity for an amount that is not insignificant.

(ah.3)	Impairment of the financial assets

The Group assessed at each date of the consolidated statement of financial position whether there is any objective evidence that a financial asset or a group of financial assets were impaired. There was an impairment if one or more events that have occurred since the initial recognition of the asset (an incurred “loss event”) had an impact on the estimated future cash flows of the financial asset or the group of financial assets that could be reliably estimated.

The criteria used for each category of financial assets were as follows:

(i)	Financial assets carried at amortized cost

The Group first assessed whether impairment exists individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it included the asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be recognized, are not included in a collective impairment assessment.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(ii)	Available-for-sale financial investments

In the case of equity securities, objective evidence would include a significant or prolonged decline in their fair value below cost.

Impairment losses on equity securities were not reversed through the consolidated statement of income; increases in their fair value after impairment were directly recognized in the consolidated statement of other comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. The amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, minus any impairment loss on that investment previously recognized in the consolidated statement of income.

(iii)	Rescheduled loans (refinanced)

Where possible, the Group sought to modify the loans rather than to take possession of the collateral. The rescheduled loans are direct loans in which modifications are made in the time and/or amounts of the original contract due to difficulties in the payment capacity of the client.

3.5	Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts”

In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are based to a large extent on the compliance of previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. IFRS 17 is a general model which is complemented by:

(i)	A specific adaptation for contracts with direct participation features (the variable fee approach).

(ii)	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with the presentation of comparative figures required; notwithstanding the aforementioned, in June 2019 the IASB published a draft of amendments to IFRS 17, that includes the delay of IFRS 17 adoption up until the year 2022. Early adoption is allowed, provided that the entity also adopts IFRS 9 and IFRS 15 on the date that it adopts IFRS 17 for the first time or earlier.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	Amendments to IFRS 3 “Business Combination”: Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 “Business Combinations” to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

•	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”:

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”.

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

3.6	Significant accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group’s accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

During the year 2018, the Group made changes in its accounting estimation regarding the determination of insurance contracts liabilities, which consisted of the adoption of the new mortality tables SPP-2017 and changes in the assumptions used in the estimation of interest rates to discount the pension reserves. The effects of said changes, as well as the policies, are described in Note 3.4(d).

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2019	2018
	S/(000)	S/(000)
Cash and clearing (b)	1,877,843	1,860,442
Deposits in the Central Reserve Bank of Peru – BCRP (b)	5,861,570	3,639,927
Deposits in banks (c)	2,112,316	1,586,693
Accrued interest	6,209	6,817

	9,857,938	7,093,879
Restricted funds (d)	1,270,937	1,286,532

Total	11,128,875	8,380,411

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2019	2018
	S/(000)	S/(000)
Legal reserve
Deposits in BCRP	4,998,770	3,370,087
Cash in vaults	1,757,917	1,738,690

Subtotal legal reserve	6,756,687	5,108,777
Non-mandatory reserve
Overnight BCRP deposits	862,800	269,840
Cash and clearing	119,859	121,496

Subtotal non-mandatory reserve	982,659	391,336

Cash balances not subject to legal reserve	67	256

Total	7,739,413	5,500,369

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of December 31, 2019, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 1.25 percent (1.95 percent as of December 31, 2018). During 2019 and 2018, Interbank did not maintain excess reserves in national currency.

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	2019	2018
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,208,506	1,189,454
Derivative financial instruments, Note 10(b)	57,816	92,456
Others	4,615	4,622

Total	1,270,937	1,286,532

(*)

As of December 31, 2019, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/1,205,200,000 (guaranteed agreements amounting to S/1,154,500,000 as of December 31, 2018); see Note 12(b).

Cash and cash equivalents presented in the consolidated statement of cash flows exclude the restricted funds and accrued interest; see Note 3.4(af).

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2019, Inter-bank funds assets accrue interest at an annual rate of 2.26 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency (annual rate of 2.75 percent in national currency, as of December 31, 2018) and do not have specific guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows, as of December 31, 2019 and 2018 is as follow:

	2019	2018
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b), (c)	14,010,029	13,143,526
Investments at amortized cost (d)	2,160,775	1,843,944
Investments at fair value through profit or loss (e)	1,551,537	1,571,468
Equity instruments measured at fair value through other comprehensive income (f)	1,125,722	845,317

Total financial investments	18,848,063	17,404,255

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	178,444	185,067
Investments at amortized cost (d)	46,211	40,123

Total	19,072,718	17,629,445

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
2019	Amortized cost S/(000)	Gains S/(000)	Losses (c) S/(000)	Estimated fair value S/(000)	Maturity	S/		US$
						Min %	Max %	Min %	Max %
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul-34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46

Total	12,999,046	1,023,694	(12,711)	14,010,029

Accrued interest				178,444

Total				14,188,473

		Unrealized gross amount				Annual effective interest rates
2018	Amortized cost S/(000)	Gains S/(000)	Losses (c) S/(000)	Estimated fair value S/(000)	Maturity	S/		US$
						Min %	Max %	Min %	Max %
Corporate, leasing and subordinated bonds (*)	7,687,065	80,122	(286,043)	7,481,144	Jan-19 / Jan-114	2.01	9.58	2.80	8.90
Peruvian Sovereign Bonds	2,702,571	46,714	(65,955)	2,683,330	Aug-20 / Feb-55	2.37	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP (**)	1,381,011	179	(711)	1,380,479	Jan-19 / Apr-20	2.73	3.05	—	—
Bonds guaranteed by the Peruvian Government	804,309	5,166	(14,477)	794,998	May-24 /Jul -34	4.10	6.01	4.97	8.81
Global Bonds of the Republic of Peru	332,311	1,439	(14,692)	319,058	Jul-25 / Feb-55	6.39	7.40	3.66	3.71
Global Bonds of the Republic of Colombia	271,482	—	(4,046)	267,436	Mar-19 /Sep-37	—	—	2.29	7.48
Global Bonds of the United Mexican States	105,749	—	(7,133)	98,616	Oct-23 / Sep 34	—	—	4.16	6.28
Treasury Bonds of the United States of America	83,888	—	(1,039)	82,849	Dec-20 / Oct-23	—	—	2.47	2.53
Global Bonds of the Republic of Chile	36,983	—	(1,367)	35,616	Feb-28	—	—	3.74	3.74

Total	13,405,369	133,620	(395,463)	13,143,526

Accrued interest				185,067

Total				13,328,593

(*)

As of December 31, 2019 and 2018, Inteligo holds corporate bonds from different entities for approximately S/440,409,000 and S/411,047,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Notes 12(e) and (i).

(**)	As of December 31, 2018, Interbank held Negotiable Certificates of Deposit issued by the BCRP for approximately S/256,777,000, which guaranteed loans with said entity; see Note 12(b).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
High grade	6,482,810	—	—	6,482,810	5,558,408	—	—	5,558,408
Standard grade	7,194,044	333,175	—	7,527,219	7,271,873	313,245	—	7,585,118
Sub-standard grade	—	—	—	—	—	—	—	—

Total	13,676,854	333,175	—	14,010,029	12,830,281	313,245	—	13,143,526

On the other hand, as of December 31, 2019 and 2018, the Group holds debt instruments measured at amortized cost with a high grade credit quality and classified in Stage 1 for approximately S/2,160,775,000 and S/1,843,944,000, respectively.

(c)	The Group has determined that the unrealized losses on debt instruments as of December 31, 2019 and 2018, not related to credit risk, are of temporary nature.

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

As of December 31, 2019 and 2017, the Group has recognized the losses related to the credit risk of the investments in the consolidated statement of income as an impairment loss according to the policies on the estimation of the expected credit loss of the investments indicated in Note 3.4(h) and (ah.3) (loss reversion as of December 31, 2018).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the detail of the unrealized losses of the debt instruments classified as at fair value through other comprehensive income is as follows:

	2019			2018
Issuer	Amortized cost	Unrealized gross gain	Unrealized gross loss	Amortized cost	Unrealized gross gain	Unrealized gross loss	Maturity as of December 31, 2019	Risk rating as of December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	2,702,571	46,714	(65,955)	2024-2055	A- (*) (***)
Corporación Financiera de Desarrollo S.A.	374,631	30,197	(1,438)	386,240	—	(19,238)	2022-2046	AA (**) (***)
BBVA Banco Continental	302,668	14,611	(3,301)	199,326	2,039	(4,737)	2020-2033	AA+ (**) (***)
H2Olmos S.A.	227,018	10,103	—	230,838	—	(4,793)	2025-2032	AA (**)
Fermaca Enterprises S.R.L.	218,733	6,906	—	229,906	—	(11,778)	2038	BBB (*)
Bienes Raíces Uno Trust	180,067	11,417	—	183,572	—	(23,301)	2044	BBB (*)
Mexichem SAB de CV	175,102	9,874	—	178,387	—	(18,048)	2042-2044	BBB- (*)
Línea Amarilla S.A.C.	174,049	14,284	—	173,130	1,042	(4,998)	2037	AA (**)
PA Pacifico Trust	161,799	4,144	—	166,049	—	(12,280)	2035	BBB- (*)
Celulosa Arauco y Constitución S.A.	160,864	2,783	—	163,796	—	(12,295)	2047	BBB- (*)
Global Bonds of the Republic of Colombia	114,431	551	—	271,482	—	(4,046)	2021-2023	BBB (*)
Falabella Perú S.A.A.	101,225	6,769	—	101,341	—	(6,474)	2028-2035	AA+ (**)
Red de Energia del Perú	99,781	12,964	—	109,665	—	(4,111)	2026-2031	AAA (**)
Celeo Redes Operación CL	91,984	8,499	—	94,252	—	(6,014)	2047	BBB (*)
Taboada Finance Ltda.	90,888	2,399	(167)	93,010	612	(4,694)	2029-2033	BBB+ (*) (***)
Enel Distribución Perú S.A.A.	85,706	8,373	(8)	85,665	426	(5,864)	2025-2038	AAA (**) (***)
Lima Metro Line 2 Finance Limited	80,965	7,825	—	149,512	—	(7,935)	2034	BBB (*)
PA Costera Trust	73,548	5,154	—	75,046	—	(4,716)	2034	BBB- (*)
Electricite de France S.A.	71,161	3,445	—	72,431	—	(8,673)	2114	A- (*)
México Generadora de Energía	67,399	3,341	—	72,009	—	(5,324)	2032	BBB (*)
Goldman Sachs	64,547	16,566	—	63,129	—	(6,572)	2030-2042	BBB+ (*)
Southern Perú Copper Coporation	53,086	2,501	(386)	220,634	—	(7,653)	2028-2035	BBB+ (*) (***)
Banco de Crédito del Perú	41,891	158	(9)	222,072	—	(14,536)	2023-2025	BBB+ (*) (***)
Cencosud S.A.	—	—	—	191,388	—	(20,819)	—	—
Global Bonds of the Republic of Peru	—	—	—	332,311	1,439	(14,692)	—	—
Global Bonds of the United Mexican States	—	—	—	105,749	—	(7,133)	—	—
Mexico City Airport Trust	—	—	—	94,948	—	(11,129)	—	—
Comisión Federal de Electricidad CFE.	—	—	—	35,007	—	(4,180)	—	—
Instruments with individual losses less than S/4 million	346,287	—	(7,160)	3,559,022	296	(73,475)	—	—

Total	6,571,411	513,720	(12,711)	10,562,488	52,568	(395,463)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	Corresponds to the instrument’s rating with the largest unrealized loss.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The analysis of changes in fair value and the corresponding expected credit loss is presented below:

	2019
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,830,281	313,245	—	13,143,526
New originated or purchased assets	3,813,427	—	—	3,813,427
Assets derecognized or matured	(3,987,934)	(24,453)	—	(4,012,387)
Change in fair value	1,024,945	37,797	—	1,062,742
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(3,865)	6,586	—	2,721

End of year balances	13,676,854	333,175	—	14,010,029

	2019
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,446	21,604	—	28,050
New originated or purchased assets	1,588	—	—	1,588
Assets derecognized or matured	(987)	(303)	—	(1,290)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(4)	4	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	—	—
Others (*)	(109)	6,601	—	6,492
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(85)	(12)	—	(97)

Expected credit loss at the end of the period	6,849	27,894	—	34,743

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses different to changes in the stage during the year.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2018
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	13,176,991	408,908	—	13,585,899
New originated or purchased assets	4,628,120	—	—	4,628,120
Assets derecognized	(4,267,715)	(136,375)	—	(4,404,090)
Change in fair value	(900,036)	36,708	—	(863,328)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write offs	—	—	—	—
Foreign exchange effect	192,921	4,004	—	196,925

End of year balances	12,830,281	313,245	—	13,143,526

	2018

Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	5,330	35,510	—	40,840
New originated or purchased assets	1,215	—	—	1,215
Assets derecognized or matured	(324)	(13,139)	—	(13,463)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the Stage during the year	—	—	—	—
Others (*)	181	(1,010)	—	(829)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	44	243	—	287

Expected credit loss at the end of the period	6,446	21,604	—	28,050

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses different to changes in the stage during the year.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded an expense of S/6,790,000 during the year 2019 and a reversal of the impairment of S/13,077,000 during the year 2018, which were presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

Also, as result of the impairment assessment of its available-for-sale financial investments held during the year 2017, under IAS 39, see Note 3.4(ah.3)(ii), the Group recorded an impairment loss of S/20,759,000 in said year, which was presented in the caption “(Loss) recovery to impairment of financial investments” of the consolidated statement of income. The movement of unrealized results of available-for-sale investments, net of the deferred Income Tax and the non-controlling interest, is presented in Notes 16(d) and (e).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d)

As of December 31, 2019 and 2018, investments at amortized cost are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,206,986,000 and S/1,884,067,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 6.26 percent, and estimated fair value amounting to approximately S/2,328,303,000 (as of December 31, 2018, their maturity dates ranged from August 2020 to August 2037, accrued interests at effective annual rates between 4.05 percent and 6.33 percent, and its estimated fair value amounted to approximately S/1,856,325,000).

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded in the caption “Net gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been the collection of the contractual cash flows.

On the other hand, in accordance with IAS 39, in force until December 31, 2017, Interbank reclassified from the year 2015 to the year 2017, Peruvian sovereign bonds from available-for-sale investments to held-to-maturity investments for S/487,385,000. Said instruments held an unrealized net loss in the net equity for S/24,690,000. According to IAS 39 requirements, the unrealized net loss of these instruments was transferred to profit and loss for their remaining maturity. In that sense, Interbank recorded in the statement of income for the period 2017 a net loss of approximately S/2,608,000; see Notes 16(d) and (e).

As of December 31, 2019 and 2018, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/762,347,000 and S/738,635,000, respectively; see Note 12(b).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	2019	2018
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,083,079	1,144,771
BioPharma Credit PLC (g)	132,054	144,157
Royalty Pharma (h)	117,682	78,808
VíaSat Inc.	26,683	21,705
LendUp	23,375	23,720
Ishare Core MSCI Word UCIT	22,726	18,195
Others	80,684	72,046
Debt instruments
Corporate, leasing and subordinated bonds	65,254	42,625
Peruvian Sovereign Bonds	—	21,927
Treasury Bonds of the United States of America	—	3,514

Total	1,551,537	1,571,468

(*)

As of December 31, 2019 and 2018, investments at fair value through profit or loss include investments held for trading for approximately S/194,535,000 and S/189,829,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,357,002,000 and S/1,381,639,000, respectively.

(f)	As of December 31, 2019 and 2018, the composition of equity instruments measured at fair value through other comprehensive income is as follows:

	2019	2018
	S/(000)	S/(000)
BioPharma Credit PLC (g)	336,338	261,484
InRetail Perú Corp (i)	285,962	228,122
Ishares	140,198	130,155
Engie- Energía Perú S.A.	90,670	51,384
Luz del Sur S.A.A.	87,983	23,727
Ferreycorp S.A.A.	83,013	78,528
Gilead Sciences INC	19,381	18,988
Credicorp	18,030	—
Unión de Cervecerías Backus y Johnston	17,138	—
Others below S/17 million	47,009	52,929

Total	1,125,722	845,317

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g)

The Group has investments in BioPharma Credit PLC, a public limited liability company dedicated to the biological sciences industry and which is quoted in the “Specialist Fund Segment” (segment designed for highly specialized investment entities, which focus on highly informed institutional investors or professional investors) of the London Stock Exchange.

As of December 31, 2019, the Group, through IFS and its Subsidiary Inteligo Bank, holds 39,065,925 shares classified as investments at fair value through profit and loss. Additionally, through its Subsidiary Interseguro, the Group holds a total of 99,500,000 shares classified as investment at fair value through other comprehensive income. Combined, it holds 138,565,925 shares that represent 10.09 percent of the capital stock of the entity (As of December 31, 2018, IFS and its Subsidiary Inteligo Bank held 40,159,328 shares classified as investments at fair value through profit and loss. Interseguro held 72,791,326 shares classified as investment at fair value through other comprehensive income. Combined, the Group held 112,950,654 shares that represented 8.22 percent of the capital stock of the entity).

(h)

Corresponds to participations in RPI International Holding, which invests in a series of subordinated funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of the Republic of Ireland and authorized by the Central Bank of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. The participations in RPI International Holding are not liquid and require authorization for trading.

As of December 31, 2019 and 2018, the Group holds 192,500 and 152,251 participations, respectively, in RPI International Holding classified as investments at fair value through profit or loss.

During the years 2019, 2018 and 2017, the Group received dividends from these investments for approximately S/11,010,000, S/9,847,000 and S/4,467,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(i)

As of December 31, 2019, and 2018, the Group holds 2,396,920 shares, which represent 2.33 percent of the capital stock of InRetail Perú Corp. (a related entity), classified as equity instrument measured at fair value through other comprehensive income.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(j)

The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2019 and 2018 classified by contractual maturity (without including accrued interest):

	2019		2018
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	621,673	—	763,539	—
From 3 months to 1 year	1,041,788	—	966,019	—
From 1 to 3 years	407,657	—	705,687	190,479
From 3 to 5 years	909,183	1,158,805	706,076	470,976
From 5 years onwards	11,029,728	1,001,970	10,002,205	1,182,489
Equity instruments (without maturity)	1,125,722	—	845,317	—

Total	15,135,751	2,160,775	13,988,843	1,843,944

(k)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2019 and 2018:

	2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	668,073	—	—	668,073
Global Bonds of the Republic of Colombia	114,982	—	—	114,982

Total	15,837,629	333,175	—	16,170,804

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2018
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,167,899	313,245	—	7,481,144
Peruvian Sovereign Bonds	4,527,274	—	—	4,527,274
Negotiable Certificates of Deposit issued by BCRP	1,380,479	—	—	1,380,479
Bonds guaranteed by the Peruvian Government	794,998	—	—	794,998
Global Bonds of the Republic of Peru	319,058	—	—	319,058
Global Bonds of the Republic of Colombia	267,436	—	—	267,436
Global Bonds of the United Mexican States	98,616	—	—	98,616
Treasury Bonds of the United States of America	82,849	—	—	82,849
Global Bonds of the Republic of Chile	35,616	—	—	35,616

Total	14,674,225	313,245	—	14,987,470

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

6.	Loans, net

(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Direct loans
Loans	28,504,689	25,569,152
Credit cards	5,876,983	4,881,404
Leasing	1,533,395	1,682,629
Discounted notes	686,164	494,953
Factoring	374,192	309,558
Advances and overdrafts	87,373	50,219
Refinanced loans	251,180	210,384
Past due and under legal collection loans	943,168	856,909

	38,257,144	34,055,208

Plus (minus)
Accrued interest from performing loans	316,171	318,250
Unearned interest and interest collected in advance	(41,683)	(47,737)
Impairment allowance for loans (d)	(1,394,779)	(1,364,804)

Total direct loans, net	37,136,853	32,960,917

Indirect loans, Note 18(a)	4,101,977	4,071,460

(b)	The classification of the direct loan portfolio is as follows:

	2019 (**)	2018 (**)
	S/(000)	S/(000)
Commercial loans (c.1) (*)	17,479,006	16,032,068
Consumer loans (c.1)	12,821,567	10,891,278
Mortgage loans (c.1)	7,206,445	6,407,479
Small and micro-business loans (c.1)	750,126	724,383

Total	38,257,144	34,055,208

(*)

In 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000 (In 2018, Interbank acquired commercial loans from Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional Inc. and Itaú Corbanca NY Branch for approximately S/306,168,000, S/90,531,000 and S/198,000,000, respectively).

(**)

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loan portfolio is segmented by homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (groups consumer and mortgage loans), Commercial Banking (groups commercial loans) and Small Business Banking (groups loans to small and micro-business).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	28,314,167	271,610	—	28,585,777	25,062,456	372,197	—	25,434,653
Standard grade	4,675,010	528,372	—	5,203,382	3,853,640	849,073	—	4,702,713
Sub-standard grade	358,527	969,387	—	1,327,914	417,701	845,995	—	1,263,696
Past due but not impaired	1,474,310	770,876	—	2,245,186	1,048,378	791,096	—	1,839,474
Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	886,441	886,441	—	—	807,323	807,323

Total direct loans	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208

	2019				2018
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,733,040	62,860	—	3,795,900	3,256,280	223,735	—	3,480,015
Standard grade	108,515	118,463	—	226,978	211,784	110,420	—	322,204
Sub-standard grade	7,597	41,095	—	48,692	33,472	192,699	—	226,171
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	35,738	35,738
Collectively impaired	—	—	7,800	7,800	—	—	7,332	7,332

Total indirect loans	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	2019				2018
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,786,786	53,449	—	12,840,235	12,088,746	106,480	—	12,195,226
Standard grade	2,605,473	127,347	—	2,732,820	2,305,607	125,090	—	2,430,697
Sub-standard grade	132,707	401,991	—	534,698	226,849	124,051	—	350,900
Past due but not impaired	1,069,813	102,267	—	1,172,080	714,034	134,730	—	848,764
Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	190,729	190,729	—	—	199,132	199,132

Total direct loans	16,594,779	685,054	199,173	17,479,006	15,335,236	490,351	206,481	16,032,068

	2019				2018
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,319,421	176,764	—	9,496,185	7,481,529	223,261	—	7,704,790
Standard grade	1,443,966	311,673	—	1,755,639	980,918	643,553	—	1,624,471
Sub-standard grade	196,126	362,228	—	558,354	163,050	534,181	—	697,231
Past due but not impaired	167,295	443,693	—	610,988	97,943	442,380	—	540,323
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	400,401	400,401	—	—	324,463	324,463

Total direct loans	11,126,808	1,294,358	400,401	12,821,567	8,723,440	1,843,375	324,463	10,891,278

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019				2018
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,676,737	21,775	—	5,698,512	5,003,914	22,297	—	5,026,211
Standard grade	550,656	65,662	—	616,318	478,576	56,958	—	535,534
Sub-standard grade	25,855	190,605	—	216,460	22,575	170,556	—	193,131
Past due but not impaired	225,687	201,506	—	427,193	224,588	188,839	—	413,427
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	247,962	247,962	—	—	239,176	239,176

Total direct loans	6,478,935	479,548	247,962	7,206,445	5,729,653	438,650	239,176	6,407,479

	2019				2018
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	531,223	19,622	—	550,845	488,267	20,159	—	508,426
Standard grade	74,915	23,690	—	98,605	88,539	23,472	—	112,011
Sub-standard grade	3,839	14,563	—	18,402	5,227	17,207	—	22,434
Past due but not impaired	11,515	23,410	—	34,925	11,813	25,147	—	36,960
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	47,349	47,349	—	—	44,552	44,552

Total direct loans	621,492	81,285	47,349	750,126	593,846	85,985	44,552	724,383

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	2019				2018
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	30,382,175	2,858,361	814,672	34,055,208	25,492,417	2,941,897	740,387	29,174,701
New originated or purchased assets	18,046,202	—	—	18,046,202	16,526,772	—	—	16,526,772
Assets derecognized or repaid (excluding write-offs)	(10,863,470)	(786,157)	(76,716)	(11,726,343)	(9,417,223)	(918,338)	(71,826)	(10,407,387)
Transfers to Stage 1	969,214	(967,118)	(2,096)	—	660,625	(659,573)	(1,052)	—
Transfers to Stage 2	(1,931,859)	1,969,563	(37,704)	—	(2,142,391)	2,178,029	(35,638)	—
Transfers to Stage 3	(504,354)	(470,499)	974,853	—	(402,281)	(508,498)	910,779	—
Write-offs (***)	—	—	(874,068)	(874,068)	—	—	(791,107)	(791,107)
Others (*)	(1,111,112)	(56,737)	101,042	(1,066,807)	(630,465)	(197,590)	50,625	(777,430)
Foreign exchange effect	(164,782)	(7,168)	(5,098)	(177,048)	294,721	22,434	12,504	329,659

End of year balances	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208

	2019				2018
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	394,801	462,749	507,254	1,364,804	329,161	477,616	453,570	1,260,347

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	317,473	—	—	317,473	366,155	—	—	366,155
Assets derecognized or repaid (excluding write-offs)	(98,575)	(82,624)	(42,311)	(223,510)	(84,229)	(77,827)	(36,833)	(198,889)
Transfers to Stage 1	126,904	(125,255)	(1,649)	—	86,656	(85,814)	(842)	—
Transfers to Stage 2	(139,232)	156,706	(17,474)	—	(165,351)	181,679	(16,328)	—
Transfers to Stage 3	(63,227)	(135,678)	198,905	—	(62,418)	(155,034)	217,452	—
Impact on the expected credit loss for credits that change stage in the year	(91,914)	148,328	650,594	707,008	(72,574)	147,616	511,285	586,327
Others (**)	16,327	(28,174)	(16,381)	(28,228)	(3,598)	(28,858)	18,086	(14,370)

Total	67,756	(66,697)	771,684	772,743	64,641	(18,238)	692,820	739,223
Write-offs (***)	—	—	(874,068)	(874,068)	—	—	(791,107)	(791,107)
Recovery of written–off loans	—	—	136,468	136,468	—	—	145,586	145,586
Foreign exchange effect	(665)	(1,279)	(3,224)	(5,168)	999	3,371	6,385	10,755

Expected credit loss at the end of year balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or cancellation of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

The Group writes-off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2019				2018
Changes in the allowance for expected credit losses for commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	68,705	27,397	98,111	194,213	48,699	28,437	75,335	152,471

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	42,558	—	—	42,558	72,297	—	—	72,297
Assets derecognized or repaid (excluding write-offs)	(35,809)	(9,153)	(9,384)	(54,346)	(28,714)	(10,828)	(10,812)	(50,354)
Transfers to Stage 1	6,996	(6,996)	—	—	3,542	(3,542)	—	—
Transfers to Stage 2	(13,571)	14,721	(1,150)	—	(13,919)	15,308	(1,389)	—
Transfers to Stage 3	(4,506)	(3,583)	8,089	—	(13,744)	(3,873)	17,617	—
Impact on the expected credit loss for credits that change stage in the year	(2,900)	5,779	26,199	29,078	(2,937)	4,748	38,308	40,119
Others (**)	(6,239)	(3,599)	(25,290)	(35,128)	2,703	(3,366)	11,498	10,835

Total	(13,471)	(2,831)	(1,536)	(17,838)	19,228	(1,553)	55,222	72,897
Write-offs (***)	—	—	(29,800)	(29,800)	—	—	(34,355)	(34,355)
Written-off portfolio recoveries	—	—	968	968	—	—	1,163	1,163
Foreign exchange effect	(541)	(167)	(585)	(1,293)	778	513	746	2,037

Expected credit loss at end of year	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213

	2019				2018
Changes in the allowance for expected credit losses for consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	303,953	398,353	284,645	986,951	262,829	408,167	275,650	946,646

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	257,150	—	—	257,150	276,193	—	—	276,193
Assets derecognized or collected (excluding write-offs)	(57,268)	(69,819)	(17,238)	(144,325)	(51,040)	(62,795)	(15,165)	(129,000)
Transfers to Stage 1	111,506	(109,857)	(1,649)	—	73,436	(72,594)	(842)	—
Transfers to Stage 2	(120,042)	124,906	(4,864)	—	(145,196)	149,864	(4,668)	—
Transfers to Stage 3	(54,960)	(121,246)	176,206	—	(47,111)	(138,483)	185,594	—
Impact on the expected credit loss for credits that change stage in the year	(81,409)	135,659	553,748	607,998	(60,980)	136,396	407,614	483,030
Others (**)	26,129	(24,275)	7,613	9,467	(4,295)	(24,826)	3,239	(25,882)

Total	81,106	(64,632)	713,816	730,290	41,007	(12,438)	575,772	604,341
Write-offs (***)	—	—	(785,863)	(785,863)	—	—	(710,980)	(710,980)
Written-off portfolio recoveries	—	—	130,184	130,184	—	—	140,049	140,049
Foreign exchange effect	(70)	(1,024)	(1,868)	(2,962)	117	2,624	4,154	6,895

Expected credit loss at end of year	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019				2018
Changes in the allowance for expected credit losses for mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	8,428	20,142	86,040	114,610	8,368	24,742	71,977	105,087

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,153	—	—	2,153	2,035	—	—	2,035
Assets derecognized or collected (excluding write-offs)	(1,017)	(1,354)	(12,834)	(15,205)	(1,292)	(1,795)	(8,770)	(11,857)
Transfers to Stage 1	6,760	(6,760)	—	—	7,839	(7,839)	—	—
Transfers to Stage 2	(1,174)	12,634	(11,460)	—	(1,117)	11,388	(10,271)	—
Transfers to Stage 3	(312)	(3,472)	3,784	—	(231)	(5,084)	5,315	—
Impact on the expected credit loss for credits that change stage in the year	(6,185)	2,094	32,211	28,120	(7,248)	440	30,230	23,422
Others (**)	787	(420)	(2,212)	(1,845)	20	(1,917)	(1,135)	(3,032)

Total	1,012	2,722	9,489	13,223	6	(4,807)	15,369	10,568
Write-offs (***)	—	—	(5,427)	(5,427)	—	—	(2,689)	(2,689)
Written-off portfolio recoveries	—	—	—	—	—	—	—	—
Foreign exchange effect	(22)	(76)	(626)	(724)	54	207	1,383	1,644

Expected credit loss at end of year	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019				2018
Changes in the allowance for expected credit losses for small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,715	16,857	38,458	69,030	9,265	16,270	30,608	56,143

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	15,612	—	—	15,612	15,630	—	—	15,630
Assets derecognized or repaid (excluding write-offs)	(4,481)	(2,298)	(2,855)	(9,634)	(3,183)	(2,409)	(2,086)	(7,678)
Transfers to Stage 1	1,642	(1,642)	—	—	1,839	(1,839)	—	—
Transfers to Stage 2	(4,445)	4,445	—	—	(5,119)	5,119	—	—
Transfers to Stage 3	(3,449)	(7,377)	10,826	—	(1,332)	(7,594)	8,926	—
Impact on the expected credit loss for credits that change stage in the year	(1,420)	4,796	38,436	41,812	(1,409)	6,032	35,133	39,756
Others (**)	(4,350)	120	3,508	(722)	(2,026)	1,251	4,484	3,709

Total	(891)	(1,956)	49,915	47,068	4,400	560	46,457	51,417
Write-offs (***)	—	—	(52,978)	(52,978)	—	—	(43,083)	(43,083)
Written-off portfolio recoveries	—	—	5,316	5,316	—	—	4,374	4,374
Foreign exchange effect	(32)	(12)	(145)	(189)	50	27	102	179

Expected credit loss at end of year	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2019				2018
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,501,536	526,854	43,070	4,071,460	3,763,245	470,231	33,019	4,266,495
New originated or purchased assets	1,640,747	—	—	1,640,747	1,599,629	—	—	1,599,629
Assets derecognized or repaid	(1,190,801)	(131,505)	(6,646)	(1,328,952)	(1,532,320)	(224,143)	(22,846)	(1,779,309)
Transfers to Stage 1	257,397	(257,397)	—	—	27,937	(27,937)	—	—
Transfers to Stage 2	(88,515)	88,515	—	—	(378,387)	382,098	(3,711)	—
Transfers to Stage 3	(1,186)	(37)	1,223	—	(34)	(50,348)	50,382	—
Others (*)	(241,031)	457	(7,212)	(247,786)	(48,421)	(30,765)	(13,993)	(93,179)
Foreign exchange effect	(28,995)	(4,469)	(28)	(33,492)	69,887	7,718	219	77,824

End of year balances	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460

	2019				2018
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)
Expected credit loss at beginning of year balances	19,829	19,753	22,469	62,051	46,890	77,299	14,989	139,178

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	6,937	—	—	6,937	12,138	—	—	12,138
Assets derecognized or repaid	(9,803)	(6,597)	(3,400)	(19,800)	(8,925)	(34,620)	(10,245)	(53,790)
Transfers to Stage 1	7,101	(7,101)	—	—	1,177	(1,177)	—	—
Transfers to Stage 2	(2,410)	2,410	—	—	(7,004)	8,753	(1,749)	—
Transfers to Stage 3	(125)	(1)	126	—	(12)	(25,039)	25,051	—
Impact on the expected credit loss for credits that change stage in the year	(2,997)	(1,407)	75	(4,329)	(838)	3,519	(5,690)	(3,009)
Others (**)	(1,996)	(2,091)	(653)	(4,740)	(24,607)	(9,972)	89	(34,490)

Total	(3,293)	(14,787)	(3,852)	(21,932)	(28,071)	(58,536)	7,456	(79,151)
Foreign exchange effect and others (***)	(169)	(246)	(10)	(425)	1,010	990	24	2,024

Expected credit loss at the end of year balances, Note 10(a)	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or collection of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or collection of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(e)	The movement of the provision for impairment of the loan portfolio (direct and indirect) in accordance with IAS 39 for the year 2017, is as follows:

	2017
	Commercial	Consumer and mortgage	Small and micro-business	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	221,134	912,424	57,200	1,190,758
Provision	47,325	752,629	27,981	827,935
Recovery of written-off loans	187	123,226	4,723	128,136
Written-off portfolio and sales	(19,772)	(811,758)	(26,174)	(857,704)
Translation result and others	(5,759)	(28,104)	(299)	(34,162)

End of year balances (*)	243,115	948,417	63,431	1,254,963

(*)	As of December 31, 2017, the allowance for loan losses includes the allowance for direct and indirect loans amounting to S/1,202,118,000 and S/52,845,000, respectively.

(f)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2019 and 2018, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(g)	Interest rates on loans are freely determined based on the rates prevailing in the market.

(h)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(i)	The refinanced loans during the 2019 period amounted to approximately S/178,695,000 (S/115,669,000, as of December 31, 2018) which had no significant effect on the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(j)

The table below presents the direct loan portfolio without including accrued interest and interest to be accrued and collected in advance as of December 31, 2019 and 2018, classified by maturity dates:

	2019	2018
	S/(000)	S/(000)
Outstanding
Up to 1 month	3,918,788	3,084,717
From 1 to 3 months	4,791,404	4,092,882
From 3 months to 1 year	8,409,336	7,546,896
From 1 to 5 years	15,189,733	13,950,227
Over 5 years	5,004,715	4,523,577

	37,313,976	33,198,299
Past due and under legal collection loans, see (j.1) -
Up to 4 months	215,791	184,587
Over 4 months	390,697	297,146
Under legal collection	336,680	375,176

	38,257,144	34,055,208

(j.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2019	2018
	S/(000)	S/(000)
Commercial loans
Up to 4 months	29,858	25,848
Over 4 months	70,527	63,804
Under legal collection	111,772	120,902

	212,157	210,554

	2019	2018
	S/(000)	S/(000)
Consumer loans
Up to 4 months	132,774	106,366
Over 4 months	207,333	144,175
Under legal collection	79,139	89,322

	419,246	339,863

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019	2018
	S/(000)	S/(000)
Mortgage loans
Up to 4 months	39,409	38,912
Over 4 months	92,899	76,452
Under legal collection	123,463	137,008

	255,771	252,372

	2019	2018
	S/(000)	S/(000)
Small and micro-business loans
Up to 4 months	13,750	13,461
Over 4 months	19,938	12,715
Under legal collection	22,306	27,944

	55,994	54,120

See credit risk analysis in Note 30.1

(k)

Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(l)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2019 and 2018, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,352,993	282,422	—	—	2,352,993	282,422	3,020,843	390,319	—	—	3,020,843	390,319
90 days	—	—	48,378	2,903	48,378	2,903	—	—	58,377	2,875	58,377	2,875
Maturity longer than:
30 days	409,670	117,071	—	—	409,670	117,071	364,372	92,183	—	—	364,372	92,183
90 days	—	—	876,914	553,818	876,914	553,818	—	—	799,365	526,848	799,365	526,848

Total	2,762,663	399,493	925,292	556,721	3,687,955	956,214	3,385,215	482,502	857,742	529,723	4,242,957	1,012,225

(l.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2019 and 2018, for each classification of the loan:

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	882,447	23,404	—	—	882,447	23,404	1,000,049	42,055	—	—	1,000,049	42,055
90 days	—	—	46,260	1,602	46,260	1,602	—	—	56,733	1,427	56,733	1,427
Maturity longer than:
30 days	25,025	5,715	—	—	25,025	5,715	17,156	5,095	—	—	17,156	5,095
90 days	—	—	183,320	84,163	183,320	84,163	—	—	192,818	119,153	192,818	119,153

Total	907,472	29,119	229,580	85,765	1,137,052	114,884	1,017,205	47,150	249,551	120,580	1,266,756	167,730

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,027,966	230,196	—	—	1,027,966	230,196	1,610,339	320,345	—	—	1,610,339	320,345
90 days	—	—	1,711	992	1,711	992	—	—	1,490	1,405	1,490	1,405
Maturity longer than:
30 days	266,392	102,501	—	—	266,392	102,501	233,036	78,008	—	—	233,036	78,008
90 days	—	—	398,690	339,922	398,690	339,922	—	—	322,973	283,240	322,973	283,240

Total	1,294,358	332,697	400,401	340,914	1,694,759	673,611	1,843,375	398,353	324,463	284,645	2,167,838	682,998

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	370,018	16,882	—	—	370,018	16,882	334,684	14,903	—	—	334,684	14,903
90 days	—	—	127	50	127	50	—	—	154	43	154	43
Maturity longer than:
30 days	109,530	5,906	—	—	109,530	5,906	103,966	5,239	—	—	103,966	5,239
90 days	—	—	247,835	89,426	247,835	89,426	—	—	239,022	85,997	239,022	85,997

Total	479,548	22,788	247,962	89,476	727,510	112,264	438,650	20,142	239,176	86,040	677,826	106,182

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	72,562	11,940	—	—	72,562	11,940	75,771	13,016	—	—	75,771	13,016
90 days	—	—	280	259	280	259	—	—	—	—	—	—
Maturity longer than:
30 days	8,723	2,949	—	—	8,723	2,949	10,214	3,841	—	—	10,214	3,841
90 days	—	—	47,069	40,307	47,069	40,307	—	—	44,552	38,458	44,552	38,458

Total	81,285	14,889	47,349	40,566	128,634	55,455	85,985	16,857	44,552	38,458	130,537	55,315

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2019	2018	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (f) 2019/2018
	S/(000)	S/(000)
Land
San Isidro – Lima	239,152	249,377	2009	Level 3	Appraisal
San Martín de Porres – Lima	72,013	64,501	2015	Level 3	Appraisal
Piura	50,396	50,708	2008	Level 3	Appraisal
Sullana	16,540	16,491	2012	Level 3	Appraisal
Santa Clara – Lima	12,961	10,342	2017	Level 3	Appraisal
Lurin	4,032	4,032	2008	Level 3	Appraisal
Miraflores – Lima (e)	—	70,800	2017	Level 3	Appraisal
Chimbote (d)	—	7,421	2015	Level 3	Appraisal
Others (e)	4,695	11,672	—	Level 3	DCF/Appraisal

	399,789	485,344

Completed investment property -
“Real Plaza” Shopping Malls
Talara	37,772	41,337	2015	Level 3	DCF

	37,772	41,337

Buildings
Orquídeas - San Isidro - Lima	168,787	144,645	2017	Level 3	DCF
Ate Vitarte – Lima	82,925	67,894	2006	Level 3	DCF
Chorrillos – Lima (d)	71,680	51,552	2017	Level 3	DCF
Chimbote (d)	49,898	—	2015	Level 3	DCF
Maestro – Huancayo	34,569	32,901	2017	Level 3	DCF
Cusco	30,774	28,472	2017	Level 3	DCF
Panorama – Lima	21,819	20,437	2016	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(n)	19,963	19,164	2008	Level 3	DCF
Trujillo	17,600	16,270	2016	Level 3	DCF
Cercado de Lima – Lima	13,545	12,929	2017	Level 3	DCF
Others, (e) and Note 3.4(n)	22,975	24,100	—	Level 3	DCF

	534,535	418,364

Built on leased land
San Juan de Lurigancho – Lima (e)	—	41,493	2017	Level 3	DCF

	—	41,493

Total	972,096	986,538

DCF: Discounted cash flow

(i)	During 2019 and 2018, there were no transfers between levels of hierarchy.
(ii)	As of December 31, 2019 and 2018, there are no liens on investment property.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2019, 2018 and 2017, consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Gain (loss) on valuation of investment property	54,493	47,765	(1,878)
Income from rental of investment property	48,839	32,878	27,284
(Loss) gain on sale of investment property (e)	(7,164)	4,655	—

Total	96,168	85,298	25,406

(c)	The movement of investment property for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Beginning of year balances	986,538	1,118,608	745,185
Acquisition of Seguros Sura, Note 9(b)	—	—	251,212
Additions (d)	60,865	55,795	124,089
Sales (e)	(129,800)	(226,091)	—
Valuation gain (loss)	54,493	47,765	(1,878)
Net transfers, Note 3.4(n)	—	(9,539)	—

End of year balances	972,096	986,538	1,118,608

(d)	During 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

During 2018, main additions are outlays related to the construction of the buildings “Orquídeas” (San Isidro) and “Chorrillos” (both located in Lima).

During 2017, main additions correspond to the acquisition of a percentage of a land lot located in Miraflores, Lima (called “Cuartel San Martin”), for approximately S/48,600,000 from a related entity; also, a building located in Chorrillos, Lima, for approximately S/26,550,000, acquired from third parties and another building located in Cusco for approximately S/22,515,000 acquired from a related entity. The latter two amounts include subsequent disbursements related to the construction of said buildings.

(e)

During 2019, Interseguro sold to related entities, in cash and at market value, two land lots located in Miraflores and Huaral. Likewise, Interseguro sold to third parties, in cash and at market value, an educational center and offices located in San Juan de Lurigancho and San Isidro. For these sales, Interseguro reported a net loss of about S/7,164,000.

In January 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín and a building through a surface rights agreement to related entities. Likewise, in October 2018, Interseguro sold, in cash and at market value, a parcel located in Arequipa to a related entity. For these sales, Interseguro recorded net profits amounting to S/4,655,000.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(f)	Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions. The unit of comparison applied by the Group is the price per square meter. The following shows the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,100	8,200	6,000
San Martin de Porres – Lima	1,433	1,600	1,540
Piura	850	1,000	1,105
Others	322	384	373

Main assumptions

A brief description of the assumptions considered in the determination of cash flows as of December 31, 2019 and 2018, is presented below:

•	ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, which is the rent under the market conditions prevailing at the date of valuation.

•	Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

•	Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

•	Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

•	Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2019		2018
Average ERV	US$	88.7	US$	67.6
Long-term inflation		2.6%		2.6%
Long-term occupancy rate		99.3%		98.9%
Average growth rate of rental income		2.6%		2.6%
Average NOI margin		93.8%		95.3%
Discount rate		8.7%		9.0%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2019	2018
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	16,045	14,836
Decrease	-0.25%	(15,306)	(13,964)
Long-term inflation (basis) -
Increase	+0.25%	15,132	14,081
Decrease	-0.25%	(13,906)	(12,949)
Discount rate (basis) -
Increase	+0.5%	(43,733)	(36,422)
Decrease	-0.5%	51,703	42,485

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g)	Future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

Year	2019	2018
	S/(000)	S/(000)
Within 1 year	40,920	34,753
After 1 year but not more than 5 years	149,263	138,016
Over 5 years	689,715	657,485

Total	879,898	830,254

The minimum rental income is computed considering a period between 20 and 25 years.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2019, 2018 and 2017, is as follows:

						Right-of-use-assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	In-transit equipment and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2019	Total 2018	Total 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	188,093	511,908	606,803	1,420	44,375	—	—	—	1,352,599	1,313,554	1,252,023
Acquisition of Seguros Sura and Hipotecaria Sura, Note 9(b)	—	—	—	—	—	—	—	—	—	—	8,201
Effect for adoption of IFRS 16, Note 3.2.2	—	—	—	—	—	56,657	285,089	—	341,746	—	—
Additions	—	12,681	20,532	139	34,833	9,489	55,179	2,292	135,145	72,709	84,685
Transfers	—	17,997	12,494	—	(30,491)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	—	2,251	—
Disposals, write-offs and others (d)	—	(3,280)	(25,512)	—	(232)	—	—	—	(29,024)	(35,915)	(31,355)

Balance as of December 31	188,093	539,306	614,317	1,559	48,485	66,146	340,268	2,292	1,800,466	1,352,599	1,313,554

Depreciation
Balance as of January 1	—	(283,118)	(446,053)	(903)	—	—	—	—	(730,074)	(700,915)	(662,203)
Depreciation of the year	—	(19,281)	(53,902)	(128)	—	(2,235)	(71,028)	(477)	(147,051)	(71,244)	(68,177)
Transfer from investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	—	7,288	—
Disposals, write-offs and others (d)	—	3,006	24,596	—	—	—	—	—	27,602	34,797	29,465

Balance as of December 31	—	(299,393)	(475,359)	(1,031)	—	(2,235)	(71,028)	(477)	(849,523)	(730,074)	(700,915)

Net book value	188,093	239,913	138,958	528	48,485	63,911	269,240	1,815	950,943	622,525	612,639

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)

Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2019, 2018 and 2017.

(d)	During the years 2019 and 2018, correspond mainly to assets fully depreciated and written-off.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”; see Note 10(a) and the movement of the year:

2019
S/(000)
As of January 1, 2019 – effect of IFRS 16 adoption (see Note 3.2.2)	341,746
Additions	66,960
Interest expenses, Note 19(a)	16,568
Payments	(83,438)

As of December 31, 2019	341,836

As of December 31, 2019, the amortization schedule of these abligations is as follows:

2019
S/(000)
2020	60,812
2021	55,212
2022 onwards	225,812

Total	341,836

The following table shows the amounts recognized in the consolidated statement of income:

2019
S/(000)
Depreciation expenses of right-of-use assets	73,740
Interest expenses of lease liabilities, Note 19(a)	16,568
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25)	5,072

Total amount recognized in the consolidated statement of income	95,380

In 2019, the Group had cash outflows for leases for approximately S/117,463,000 (said cash outflows corresponded to leases of right-of-use assets under IFRS 16 and cash outflows corresponding to financial assets that were classified in accordance with IAS 17 “Leases”, which was effective until December 31, 2018).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net

(a)	Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019						2018	2017
Description	Software	In-transit-software	Present value of acquired in-force business (PVIF)	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1 (Note 3.2.1(ii))	681,850	131,704	137,900	30,279	432,879	1,414,612	1,288,206	557,329
Acquisition of Seguros Sura and Hipotecaria Sura (b)	—	—	—	—	—	—	—	571,305
Additions and transfers	140,216	—	—	2,323	—	142,539	127,928	160,515
Disposals and write-offs	(969)	—	—	—	(2,233)	(3,202)	(1,522)	(943)

Balance as of December 31	821,097	131,704	137,900	32,602	430,646	1,553,949	1,414,612	1,288,206

Amortization
Balance as of January 1	(431,832)	—	(16,088)	(12,146)	—	(460,066)	(366,612)	(289,928)
Amortization of the year	(97,556)	—	(13,790)	(3,618)	—	(114,964)	(93,454)	(76,985)
Disposals and write-offs	343	—	—	—	—	343	—	301

Balance as of December 31	(529,045)	—	(29,878)	(15,764)	—	(574,687)	(460,066)	(366,612)

Net book value	292,052	131,704	108,022	16,838	430,646	979,262	954,546	921,594

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2019, 2018 and 2017.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	Acquisition of Seguros Sura, Hipotecaria Sura and Goodwill

Acquisition of Seguros Sura

In November 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. The aforementioned acquisition, included the purchase of 9.19 percent of Seguros Sura’s capital through Interseguro, while 30.10 percent of Seguros Sura’s capital stock and 29.40 percent of Hipotecaria Sura’s capital stock was acquired through the purchase of the companies Negocios e Inmuebles S.A. and Holding Retail Perú S.A.

On the other hand, and in accordance with the legal regulations in force in Peru, the SBS granted a six-month deadline to complete the merger between Interseguro and Seguros Sura as from the date the SBS approved the acquisition. In this sense, and in compliance with the legal regulations in force in Peru, Interseguro merged with Seguro Sura, using the method of absorption. The merger effective date was March 31, 2018, date on which Seguros Sura transferred all its assets and liabilities to the absorbing company, extinguishing after completing this merger process without having to liquidate.

Goodwill -

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura, represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (Cash generating unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.

As of December 31, 2019 and 2018, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 4.5%.

•	Discount rate: 12.0%.

10-year cash flows and a perpetuity estimates were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2019 and 2018, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

As detailed in Note 2(f), as of December 31, 2019, Hipotecaria Sura has been extinguished; due to this, the decrease in its corresponding goodwill was recorded for an amount of S/2,233,000 in “Other expenses” of the consolidated statement of income; see Note 21.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	2019	2018
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	393,254	440,531
Accounts receivable related to derivative financial instruments (b)	220,776	185,376
Assets for technical reserves for claims and premiums by reinsurers	77,430	147,891
Accounts receivable from sale of investments (c)	74,373	367,902
Operations in process (d)	45,613	54,428
Accounts receivable from reinsurers and coinsurers	19,061	39,875
Credit card commissions receivable	13,200	13,237
Insurance operations receivables, net	7,499	42,795

	851,206	1,292,035

Non-financial instruments
Investments in associates	72,301	63,233
Deferred charges	63,377	80,113
Prepaid Income Tax	25,270	19,860
Realizable assets, received as payment and seized through legal actions	22,446	3,657
Public works tax deduction	7,178	22,608
Prepaid rights to related entity, Note 27(f)	6,628	8,856
Value Added Tax credit (e)	2,732	5,517
Others	734	6,675

	200,666	210,519

Total	1,051,872	1,502,554

Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	465,542	298,382
Other accounts payable	436,331	471,412
Lease liabilities, Note 8(e)	341,836	—
Accounts payable related to derivative financial instruments (b)	222,305	154,116
Workers’ profit sharing and salaries payable	134,710	127,516
Operations in process (d)	132,982	116,717
Accounts payable for acquisitions of investments (c)	75,820	228,687
Allowance for indirect loan losses, Note 6(d.2)	39,694	62,051
Accounts payable to reinsurers and coinsurers	7,328	62,879

	1,856,548	1,521,760

Non-financial instruments
Taxes payable	76,423	101,085
Deferred income	55,348	59,482
Provision for other contingencies	50,931	46,506
Others	8,798	21,530

	191,500	228,603

Total	2,048,048	1,750,363

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)

The following table presents, as of December 31, 2019 and 2018, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

2019	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts			95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps			81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps			30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps			—	50,523	195,056	—	January 2023	—	—
Options			33	126	22,154	—	Between January 2020 and December 2020	—	—

			207,949	207,424	15,473,189	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13	(e)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	12	(f)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(g)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(h)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	13	(f)	—	—	—	1,097	—	—	—

			12,827	14,881	2,256,834	(50,669)

			220,776	222,305	17,730,023	(50,669)

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

2018	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts			20,009	21,529	5,177,208	—	Between January 2019 and February 2020	—	—
Interest rate swaps			19,249	19,854	2,018,220	—	Between November 2020 and December 2029	—	—
Currency swaps			48,452	48,915	909,114	—	Between January 2019 and January 2025	—	—
Cross currency swaps			—	59,683	198,529	—	January 2023	—
Options			628	1,956	234,780	—	Between January 2019 and June 2020	—	—

			88,338	151,937	8,537,851	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	74,144	—	1,349,200	25,775	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13	(e)	22,675	—	505,950	3,420	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	12	(f)	—	1,002	134,920	(684)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(g)	—	589	84,325	(394)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(h)	—	588	84,325	(393)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13	(f)	219	—	67,460	2,562	October 2020	Senior bonds	Bonds, notes and other obligations

			97,038	2,179	2,226,180	30,286

			185,376	154,116	10,764,031	30,286

(i)	As of December 31, 2019 and 2018, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).

(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2019 and 2018. Also, during the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”; see Nota 13(f). During 2018, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

(iv)

The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2019				As of December 31, 2018
	Up to 1 year	From 1 to 3 years	Over 5 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	(2,891)	(492)	(19,375)	(22,758)	571	4,608	2,732	27,911

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2019 and 2018, is as follows:

	2019	2018
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(85,431)	(58,792)
Interest income from cash flow hedges	61,338	44,795
Expenses for exchange differences from cash flow hedges	(167,780)	(17,850)
Income for exchange differences from cash flow hedges	137,508	84,765

	(54,365)	52,918

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2019	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,461,474	497,100	1,958,574
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollars	—	3.26	3.24	—
Interest rate swaps (IRS)	298,260	—	—	298,260
Notional
Average interest rate in US Dollars	3.96%

December 31, 2018	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,416,660	505,950	1,922,610
Average interest rate in US Dollars	—	3.49%	—	—
Average interest rate in Soles	—	5.06%	1.88%	—
Average exchange rate Soles / US Dollars	—	3.26	3.24	—
Interest rate swaps (IRS)
Notional	—	303,570	—	303,570
Average interest rate in US Dollars	—	3.96%	—	—

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(vi)	The following table shows the nominal value and the weighted average maturity of derivative financial instruments that are subject to the reform of the reference interest rate, see Note 3.2.2:

	Nominal value S/(000)	Average term (in years)
Position purchased (Libor is paid)
Interest rate swaps
3-month Libor	1,586,448	7.8
6-month Libor	314,073	10.3

	1,900,521

Cross currency swaps
6-month Libor	199,840	3.7

Total	2,100,361

Position sold (Libor is received)
Interest rate swaps
3-month Libor	1,497,632	8.5
6-month Libor	297,503	5.9

	1,795,135

Cross currency swaps
6-month Libor	231,980	3.6

Total	2,027,115

As of December 31, 2019, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.2.2.

(c)

As of December 31, 2019 and 2018, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government.

(d)

Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

(e)	Corresponds mainly to the Value-Added Tax resulting from the purchase of goods devoted mostly to grant financial leasing loans, which is recovered through the collection of the loans.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Time deposits (d)	13,053,033	11,074,316
Demand deposits	11,716,035	10,109,492
Saving deposits	11,384,876	10,728,257
Compensation for service time	1,933,052	1,763,826
Other obligations	6,228	6,059

Total	38,093,224	33,681,950

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)	As of December 31, 2019 and 2018, approximately S/10,725,904,000 and S/9,734,215,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

(d)	The table below presents the balance of time deposits classified by maturity as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Up to 1 month	4,698,615	3,779,198
From 1 to 3 months	2,171,194	2,219,826
From 3 months to 1 year	5,235,906	4,176,935
From 1 to 5 years	812,719	783,575
Over 5 years	134,599	114,782

Total	13,053,033	11,074,316

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú - BCRP (b)	1,897,568	2,073,919
Promotional credit lines (c)	1,422,067	1,386,603
Loans received from foreign entities (d)	613,090	796,028
Loans received from Peruvian entities	2,049	763

	3,934,774	4,257,313
Interest and commissions payable	44,863	36,048

	3,979,637	4,293,361

By term -
Short term	2,666,530	2,507,623
Long term	1,313,107	1,785,738

Total	3,979,637	4,293,361

(b)

As of December 31, 2019 and 2018, corresponds to currency repurchase operations according to which Interbank receives Soles for approximately S/1,205,200,000 and S/1,154,500,000, respectively, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). As of December 31, 2019, these obligations have maturities between March and July 2020 and bear an effective interest rate between 1.19 and 1.75 percent; these operations accrued interest payable for approximately S/12,719,000 (with maturities between February and June 2019, and bearing effective interest rates between 0.28 and 1.22 percent; these operations generated interest payable for approximately S/2,325,000, as of December 31, 2018).

Additionally, as of December 31, 2019 and 2018, it includes repurchase agreements whereby Interbank receives Soles for approximately S/692,368,000 and S/919,419,000, respectively, and delivers securities of its investment portfolio as guarantees. In relation to such operations, as of December 31, 2019, Interbank delivered Peruvian Sovereign Bonds and certificates of deposit issued by BCRP as guarantee, which are recorded as investments at amortized, see Note 5(d). These operations mature from April to July 2020 and accrue interest at effective annual interest rates between 3.03 percent to 4.72 percent. In addition, as of December 31, 2018, Interbank delivered Peruvian Sovereign Bonds and certificates of deposit issued by BCRP as guarantee, which were recorded as investments at amortized cost and investments at fair value through other comprehensive income, see Note 5(d) and 5(b) with maturities from January 2019 to July 2020 and effective annual interest rates between 3.22 percent and 4.72 percent.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)

Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (COFIDE) and Fondo Mivivienda (FMV) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2019, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031; and in foreign currency, between 6.70 percent and 8.56 percent, and maturities between April 2028 and October 2034 (as of December 31, 2018, they accrued, in local currency, an effective annual rate between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031, and in foreign currency, between 6.67 percent and 8.84 percent, and maturities between April 2028 and December 2029).

As of December 31, 2019, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2020 and December 2039; and in foreign currency, an effective annual interest rate of 7.75 percent, and maturities between January 2020 and November 2028 (as of December 31 2018, they accrued, in local currency, an effective annual rate between 5.00 percent and 8.30 percent, and maturities between January 2019 and December 2038, and in foreign currency, 7.75 percent, and maturities between January 2019 and November 2028).

(d)	As of December 31, 2019 and 2018, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2019	2018
			S/(000)	S/(000)
Credit Suisse First Boston (e)	Switzerland	2020 / 2019	238,608	229,364
Development Bank of Latin America – CAF (f)	Supranational	2020	132,560	134,920
Wells Fargo Bank & Co. (g)	United States of America	2020	82,850	84,325
Citibank N.A. (h)	United States of America	2020	82,850	84,325
Bank J. Safra Sarasin (i)	Switzerland	2020 / 2019	76,222	94,444
Sumitomo Bank – U.S. (j)	United States of America	2019	—	168,650

			613,090	796,028

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

As of December 31, 2019, the operations with foreign entities accrue interests at effective annual rates between 2.29 percent to 3.68 percent (during 2018, effective annual rates between 2.51 percent to 3.65 percent).

(e)

As of December 31, 2019, it corresponds to a loan received by Inteligo Bank in December 2019 for US$72,000,000, which accrues interest at an effective annual rate of 2.29 percent, guaranteed by corporate bonds. As of December 31, 2018, corresponded to a loan received in February 2018 for US$68,000,000, which accrued interest at an effective annual rate of 2.56 percent, guaranteed by corporate bonds. See Note 5(b).

(f)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in October 2018 for US$40,000,000, which accrues interest at a 6-month Libor rate plus 0.85 percent. Regarding this loan, in November 2018, Interbank signed an interest rate swap for US$40,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was converted economically at a fixed rate of 4.00 percent.

(g)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in November 2018 for US$25,000,000, which accrues interest at a 3-month Libor rate plus 0.90 percent. In December 2018, Interbank signed an interest rate swap for US$25,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, this loan was converted economically at a fixed rate of 3.93 percent.

(h)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in November 2018 for US$25,000,000, which accrues interests at a 3-month Libor rate plus 0.90 percent. Regarding this loan, in December 2018, Interbank signed an interest rate swap for US$25,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was economically converted at a fixed rate of 3.93 percent.

(i)

As of December 31, 2019, it corresponds to a loan received by Inteligo Bank in December 2019 for US$23,000,000, which accrues interest at an effective annual rate of 2.44 percent, guaranteed by corporate bonds. As of December 31, 2018, corresponded to a loan received by Inteligo Bank in February 2018 for US$28,000,000, which accrues interest at an effective annual rate of 2.64 percent, guaranteed by corporate bonds. See Note 5(b).

(j)	It corresponded to a loan received by Interbank in October 2018 for US$50,000,000, which accrued interest at a 3-month Libor rate plus 0.30 percent and matured in January 2019.

(k)

As of December 31, 2019 and 2018, some of the Bank loans agreements include standard clauses regarding the compliance of financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other management issues, such as:

(i)	Submit annual audited financial statements and quarterly unaudited financial statements (both in Spanish and English).

(ii)	Maintain a determined global capital ratio.

(iii)	Maintain a determined coverage margin of non-performing loan portfolio.

(iv)	Maintain a determined past due loans rate.

In the opinion of Management and its legal advisers, all covenants have been met by the Group regarding its due to banks and correspondents as of December 31, 2019 and 2018.

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(l)	As of December 31, 2019 and 2018, maturities are the following:

Year	2019	2018
	S/(000)	S/(000)
2019	—	2,507,623
2020	2,666,530	633,572
2021	108,772	118,609
2022 onwards	1,204,335	1,033,557

Total	3,979,637	4,293,361

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2019	2018
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Second (B series) (**)	Interbank	9.50%	Semi-annually	2023	US$30,000	—	94,086
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/110,000	91,000	70,000
Fifth (A series)	Interbank	8.50%	Semi-annually	July 2019	S/3,300	—	3,300
Sixth (A series)	Interbank	8.16%	Semi-annually	July 2019	US$15,110	—	50,966
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	136,908	137,130
Second, first tranch (**)	Interseguro	6.97%	Semi-annually	2024	US$35,000	—	118,055
Second, second tranch (**)	Interseguro	6.00%	Semi-annually	2024	US$15,000	—	50,594

						227,908	524,131

Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,827	149,776
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	165,426	168,312

						315,253	318,088

Subordinated bonds – third program (b)
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	66,280	—
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	66,280	—

						132,560	—

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	—
Negotiable certificates of deposit – first program -
First (A series)	Interbank	4.28%	Annually	2020	S/150,000	148,603	—

Total local issuances						974,324	842,219

International issuances
Subordinated bonds (c)	Interbank	6.625%	Semi-annually	2029	US$300,000	990,216	1,006,875
Junior subordinated notes (d)	Interbank	8.500%	Semi-annually	2070	US$200,000	660,992	671,546
Senior bonds (e)	IFS	4.125%	Semi-annually	2027	US$300,000	969,794	993,241
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,549,877	1,558,979
Corporate bonds (h)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,185	—
Corporate bonds (i)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,313,259	—
Senior bonds – First and second issuance (f)	Interbank	5.750%	Semi-annually	2020	US$650,000	—	1,309,248

Total international issuances						5,795,323	5,539,889

Total local and international issuances						6,769,647	6,382,108

Interest payable						120,643	114,670

Total						6,890,290	6,496,778

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.
(**)	In July 2019, Interbank early redeemed the entirety of these subordinated bonds. Also, in February 2019, Interseguro executed the early amortization of said instruments.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

(c)

Starting in March 2024, the applicable interest rate will be a floating rate of 3-month Libor plus 576 basis points payable quarterly. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.

In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(d)

Starting in April 2020, the applicable interest rate will be a floating rate of 3-month Libor plus 674 basis points payable on a semi-annual basis, provided that the floating rate for any interest period will not be less than 10.5 percent per annum. Starting at that date, Interbank can redeem all the notes, without penalties. In accordance with the issuance conditions, the payment of principal will take place at the maturity date of the notes or when Interbank redeems the notes. Interest payments are non-cumulative if they cease to be made. Interest can stop being paid by mandatory prohibitions established by the SBS, or if it is determined that Interbank is in non-compliance with applicable minimum regulatory capital requirements. Interbank may not declare, pay or distribute any dividend for the period in which interest payments are not made.

This issuance qualifies as first level equity (Tier 1), nevertheless, the SBS establishes a 17.65 percent limit, which is computed over the capital, reserves and retained earnings pending capitalization of Interbank in the determination of its effective equity; any excess qualifies as second level equity (Tier 2); see Note 16(f).

Interbank’s Board Session held on January 28, 2020, agreed to redeem the entirety of these instruments. According to the aforementioned, Interbank has started the process with the SBS, with the aim of redeem the entirety of these bonds in April 2020.

(e)

From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered into a cross currency swap for US$150,000,000 (As of December 31, 2019 and 2018, equivalents to approximately S/497,100,000 and S/505,950,000, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(f)

Corresponds to a senior bond issued by Interbank through its Panama branch. Starting in April 2016, Interbank can redeem these bonds, at the coupon payment date, paying a penalty equal to the United States Treasury rate plus 50 basis points.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The nominal annual interest rate of these instruments was 5.75 percent. In this regard, Management identified that the interest rates had decreased significantly compared to the interest rates that these bonds accrued; thus, during the first quarter of 2018, Interbank identified an opportunity to generate financial savings and decided to perform a partial swap of these bonds; see paragraph (g); and, for the remaining balance, the Bank performed a buyback offering in cash of the entirety of these bonds in September 2019; see paragraph (i).

In June 2017, Interbank entered into cross currency swaps for US$20,000,000 (equivalent to approximately S/67,660,000, which up until December 31, 2018, were designated as cash flow hedges; see Note 10(b). Through these operations, part of the issued amount of these bonds was economically converted into Soles at a rate of 4.61 percent. However, as result of the buyback performed by Interbank in July 2019 and the subsequent redemption of these bonds, Interbank revoked the accounting hedge. Consequently, the balance of the net unrealized loss of the Income Tax accumulated in the caption “Cash flow hedges reserves” of the consolidated statement of changes in equity as of the revocation date, amounting to S/1,105,000, was transferred to caption “Net gain of financial assets through profit or loss” of the consolidated statement of income.

(g)

In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

Likewise, as part of that program, Interbank made an exchange offer addressed to the holders of the corporate bonds denominated “5.750% Senior Notes due 2020” issued by the Panama Branch (see (f) above), managing to exchange bonds for an amount to US$263,322,000, which generated an exchange premium of approximately US$21,573,000 that are presented together in the caption “Bonds, notes and other obligations” for an amount of US$284,895,000.

In this regard, considering the issuance of bonds in January 2018 and the exchange of bonds made, the total balance of the “3.375 Senior Unsecured Notes” amounted to US$484,895,000.

The Group concluded that the aforementioned exchange did not generate any substantial modification in the terms and conditions of the financial liability; therefore, it did not recognize a new financial liability. Additionally, according to IFRS 9, the Group reported a gain of approximately US$4,762,000 (equivalent to S/15,286,000), caused by the difference between the present values of both obligations, which were discounted at the effective interest rate of the original financial liability and included in the caption “Interest and similar expenses” of the consolidated statement of income, thus decreasing the interest expenses generated by these issuances.

As of December 31, 2019, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,461,474,000), which were designated as cash flow hedges (eleven cross-currency swaps for US$400,000,000 equivalent to approximately S/1,349,200,000 as of December 31, 2018); see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(h)

On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(i)

On September 25, 2019, Interbank placed corporate bonds denominated “3.05% Note due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As part of said program, on September 19, 2019, Interbank announced of a buyback offering in cash of the senior bonds denominated “5.750% Senior Notes Due 2020” issued by the Panama Branch (see paragraph (f) above); however, until October 2, 2019, only approximately 37.52 percent of the holders had accepted the buyback offering in cash.

In this sense, for the remaining bondholders that did not accept the buyback offering, Interbank communicated them its decision to exercise the early redemption option of said instruments; the redemption date was November 4, 2019.

In this regard, Interbank incurred in expenses for the partial buyback of the bonds and for the early redemption option amounting to US$12,755,000 (equivalent to approximately S/42,270,000), which were recorded as “Interest for bonds, notes and other obligations” in the caption “Interest and similar expenses” in the consolidated statement of income.

(j)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2019 and 2018, the international issuances maintain mainly this clause: “Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English)”. In the opinion of Management and its legal advisers, this clause has been met by the Group as of December 31, 2019 and 2018.

(k)	As of December 31, 2019 and 2018, the repayment schedule of these obligations is as follows:

Year	2019	2018
	S/(000)	S/(000)
2019	—	132,512
2020	235,128	1,309,248
2021	—	—
2022	136,908	137,900
2023 onwards	6,518,254	4,917,118

Total	6,890,290	6,496,778

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

14.	Insurance contract liabilities

(a)	This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,135,635	10,006,960
Technical reserves for claims (c)	203,175	293,508

	11,338,810	10,300,468

By term -
Short term	948,316	935,182
Long term	10,390,494	9,365,286

Total	11,338,810	10,300,468

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019					2018					2017
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889	4,526,171	121,592	152,957	37,540	4,838,260
Insurance subscriptions	293,860	—	3,804	36,388	334,052	287,869	—	6,383	30,301	324,553	294,267	—	3,064	27,941	325,272
Acquisition of Seguros Sura, Note 9(b)	—	—	—	—	—	—	—	—	—	—	4,012,506	541,749	340,242	—	4,894,497
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	181,849	855	—	—	182,704
Time passage adjustments (**)	785,741	64,238	123,371	(34,950)	938,400	(798,978)	32,015	69,978	(26,269)	(723,254)	92,964	12,753	43,803	(29,402)	120,118
Maturities and recoveries	—	—	(41,353)	—	(41,353)	—	—	(35,289)	—	(35,289)	—	—	(9,596)	—	(9,596)
Exchange differences	(92,075)	—	(10,301)	(48)	(102,424)	142,207	—	19,710	(829)	161,088	(67,975)	—	(4,808)	403	(72,380)
Others	—	—	—	—	—	—	6,253	(278)	(2)	5,973	(4,986)	—	—	—	(4,986)

End of year balances	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889

(*)

On May 25, 2017, after the approval by the SBS, Interseguro acquired a portfolio of insurance policies from Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”, an unrelated party), through the transfer of assets, liabilities, rights and obligations. The assets and liabilities transferred amounted to S/182,704,000 and comprised cash and technical reserves, respectively.

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2019, 2018 and 2017:

	2019				2018				2017
	Annuities (***)	Life insurance	General insurance	Total	Annuities (***)	Life insurance	General insurance	Total	Annuities (***)	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect (****)	1,001,073	—	—	1,001,073	(750,794)	—	—	(750,794)	195,619	—	—	195,619
Aging insured population effect	(206,057)	123,371	(34,950)	(117,636)	(232,828)	69,978	(26,269)	(189,119)	(97,539)	43,803	(29,402)	(83,138)
Effect by mortality table change, Note 3.6	—	—	—	—	144,777	—	—	144,777	—	—	—	—
Inflation and other effects	54,963	—	—	54,963	71,882	—	—	71,882	7,637	—	—	7,637

Time passage adjustments	849,979	123,371	(34,950)	938,400	(766,963)	69,978	(26,269)	(723,254)	105,717	43,803	(29,402)	120,118

(***)	It includes retirement, disability and survival annuities.
(****)

From March 31, 2018, the Group records interest rate effects in the caption “Unrealized results, net”. This change has been made retrospectively; see Note 3.2.1. Additionally, it includes the effect of changing the interest rate methodology for approximately S/423,080,000, which was recorded prospectively; see Note 3.6.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2019 and 2018:

	2019					2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	3,691	93,260	35,916	12,834	145,701	1,812	157,065	36,886	11,338	207,101
IBNR	—	22,870	34,188	416	57,474	—	56,996	29,133	278	86,407

	3,691	116,130	70,104	13,250	203,175	1,812	214,061	66,019	11,616	293,508

The movement of technical reserves for claims for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,812	214,061	66,019	11,616	293,508
Claims of the period	1,000	58,252	29,445	13,706	102,403
Adjustments to prior years claims	618,342	(25,756)	26,185	7,173	625,944
Payments	(617,458)	(130,427)	(51,351)	(19,236)	(818,472)
Exchange difference	(5)	—	(194)	(9)	(208)

End of year balances	3,691	116,130	70,104	13,250	203,175

	2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,320	171,574	57,400	10,321	240,615
Claims of the period	573,883	(25,568)	34,106	12,981	595,402
Adjustments to prior years claims	—	240,784	23,355	3,848	267,987
Payments	(573,785)	(172,728)	(45,794)	(15,564)	(807,871)
Exchange difference	394	(1)	(3,048)	30	(2,625)

End of year balances	1,812	214,061	66,019	11,616	293,508

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2017
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	991	124,062	38,122	9,078	172,253
Claims of the period	331,888	24,316	33,191	26,834	416,229
Acquisition of Seguros Sura, Note 9(b)	27	105,923	13,720	981	120,651
Adjustments to prior years claims	625	8,804	13,867	(8,351)	14,945
Payments	(332,201)	(91,762)	(41,312)	(18,164)	(483,439)
Exchange difference	(10)	231	(188)	(57)	(24)

End of year balances	1,320	171,574	57,400	10,321	240,615

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2019, 2018 and 2017, in accordance with IFRS 4.

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2019 and 2018, are the following:

Type	Mortality table	Interest rates
		2019	2018
Annuities	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	4.54% in US$ 1.89% in S/ VAC 5.10% in adjusted S/	5.63% in US$ 2.74% in S/ VAC 5.84% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	1.89% in S/ VAC	2.74% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 6.00%

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2019 and 2018 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2019			2018
		Variation of the reserve			Variation of the reserve
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,646,725	(1,006,695)	(10.43)	7,816,973	(848,921)	(9.80)
Changes in interest rate: - 100 bps	10,890,170	1,236,750	12.81	9,696,893	1,030,999	11.90
Changes in mortality table at 105%	9,554,268	(99,152)	(1.03)	8,587,633	(78,261)	(0.90)
Changes in mortality table at 95%	9,757,493	104,073	1.08	8,747,817	81,923	0.95
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	687,451	(92,004)	(11.80)	635,838	(79,379)	(11.10)
Changes in interest rate: - 100 bps	894,614	115,159	14.77	813,614	98,397	13.76
Changes in mortality table at 105%	769,044	(10,411)	(1.34)	706,495	(8,722)	(1.22)
Changes in mortality table at 95%	790,403	10,948	1.40	724,366	9,149	1.28

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)

As indicated in Note 3.4(z), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2019	2018
	S/(000)	S/(000)
Deferred assets
Provision for loan portfolio and other provisions	140,741	184,014
Deferred income from stand-by letters	7,625	9,072
Unrealized losses from derivatives	5,872	—
Net unrealized losses from fluctuation in investments through other comprehensive income	44	6,449
Depreciation of right-of-use assets	2,085	—
Others	28,657	14,737
Deferred liabilities
Deemed cost of fixed assets	(57,822)	(58,859)
Amortization of intangible assets, net	(74,439)	(57,265)
Unrealized gain from derivatives	—	(9,707)
Unrealized net gain from fluctuation in investments through other comprehensive income	(2,070)	(424)
Others	(5,710)	(8,542)

Total deferred Income Tax asset, net	44,983	79,475

Deferred liabilities
Unrealized net gain from fluctuation in investments through other comprehensive income	239	259
Others	(226)	(207)

Total deferred Income Tax liability, net	13	52

(b)

In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2019, 2018 and 2017:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Current – Expense	454,772	401,788	330,902
Deferred – Expense (Income)	38,554	13,727	(4,376)

	493,326	415,515	326,526

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2019		2018		2017
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	1,943,441	100.0	1,506,909	100.0	1,359,980	100.0

Theoretical tax	573,315	29.5	444,538	29.5	401,194	29.5
Decrease in income of Subsidiaries not domiciled in Peru	(18,570)	(1.0)	(37,681)	(2.5)	(32,365)	(2.4)
Non-taxable income, net	(128,623)	(6.6)	(49,484)	(3.3)	(87,891)	(6.5)
Permanent non-deductible expenses	64,303	3.3	80,555	5.3	43,571	3.2
Translation results non-taxable	2,901	0.2	(22,413)	(1.4)	2,017	0.2

Income Tax	493,326	25.4	415,515	27.6	326,526	24.0

16.	Equity

(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As consequence of the Offering detailed in Note 1(b), in July 2019, IFS issued 2,336,841 common shares, thus increasing its capital stock by S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares (113,110,864 subscribed and paid-in common shares as of December 31, 2018).

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, which were paid on May 3, 2019.

The General Shareholders’ Meeting of IFS, held on April 2, 2018, agreed to distribute dividends from the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share, which were paid on May 3, 2018.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The General Shareholders’ Meeting of IFS, held on April 10, 2017, agreed to distribute dividends from the year 2016 for approximately US$146,482,000 (equivalent to approximately S/475,773,000), US$1.30 per share.

(b)	Treasury stock -

As of December 31, 2019, Interfondos, an indirect Subsidiary of IFS through Inteligo Group Corp., holds 1,400 shares issued by IFS with an acquisition cost equivalent to S/196,000.

Sale of treasury stock (2018-2019)

As indicated in Note 1(b), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

On the other hand, in 2018 Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/259,022,000 and the highest amount collected due to the sale, amounting to S/123,705,000, was recorded in the caption “Retained earnings”. In the year 2017, Interbank, Inteligo and Interfondos sold 1,251,000 shares held as treasury stock for S/142,664,000. Said sales were recorded by diminishing the caption “Treasury stock” for an amount of S/107,680,000, and the highest amount collected due to the sale, amounting to S/34,984,000, was recorded in the caption “Retained earnings”.

Share Buyback Plan (2016-2017)

On May 25, 2016, the Shareholders’ Meeting of IFS approved the acquisition of own issuance shares for up to 3,500,000 shares (equivalent to 3.09 percent of the Company’s capital stock), without considering the shares acquired prior to this program. On August 9, 2017, the Managing Board of IFS approved the ending of the program of acquisition of own issuance shares. As of December 31, 2018 and 2017, IFS and its Subsidiaries held 2,418,754 and 5,428,244 shares held as treasury stock, respectively.

(c)	Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(b). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve, Note 3.2.1(i)	Available-for-sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2017 (Note 3.2.1)	—	—	(479,476)	(83,817)	1,301	98,874	(463,118)
Effect of changes in the discount rates of pension reserves, Notes 3.2.1(i) and 3.4(d)	—	—	(195,619)	—	—	—	(195,619)
Unrealized gain from available-for-sale investments, net of unrealized loss	—	—	—	543,768	—	—	543,768
Transfer to realized gain from available-for-sale investments, net of realized loss	—	—	—	(113,306)	—	—	(113,306)
Transfer of impairment loss of available-for-sale investments to consolidated statement of income, Note 5(c)	—	—	—	20,759	—	—	20,759
Accrual of unrealized loss from held-to-maturity investment to consolidated statement of income, Note 5(d)	—	—	—	2,608		—	2,608
Variation for net unrealized gain on cash flow hedges	—	—	—	—	(1,477)	—	(1,477)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	140	—	140
Foreign currency translation	—	—	—	—	—	(22,480)	(22,480)

Balances as of December 31, 2017 (Note 3.2.1)	—	—	(675,095)	370,012	(36)	76,394	(228,725)
Changes due to the first adoption of IFRS 9, see Note 3.2.2	105,619	238,348	—	(370,012)	—	—	(26,045)

Balances as of January 1, 2018 (Restated, Note 3.2.1)	105,619	238,348	(675,095)	—	(36)	76,394	(254,770)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	750,670	—	—	—	750,670
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	41,935	—	—	—	—	—	41,935
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(471,940)	—	—	—	—	(471,940)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,315	—	—	—	—	14,315
Transfer of reversal of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	(13,060)	—	—	—	—	(13,060)
Variation for net unrealized gain on cash flow hedges	—	—	—	—	32,798	—	32,798
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	(4,851)	—	(4,851)
Foreign currency translation	—	—	—	—	—	26,589	26,589

Balances as of December 31, 2018	147,554	(232,337)	75,575	—	27,911	102,983	121,686

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(999,430)	—	—	—	(999,430)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	117,329	—	—	—	—	—	117,329
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,341,797	—	—	—	—	1,341,797
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(80,080)	—	—	—	—	(80,080)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	6,779	—	—	—	—	6,779
Variation for net unrealized loss on cash flow hedges	—	—	—	—	(74,593)	—	(74,593)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	23,924	—	23,924
Foreign currency translation	—	—	—	—	—	(14,507)	(14,507)

Balances as of December 31, 2019	264,883	1,036,159	(923,855)	—	(22,758)	88,476	442,905

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income and; (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of premium reserves, available-for-sales investments (until December 31, 2017), derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income (from January 1, 2018) and translation for foreign operations. Below is the movement of the caption:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Revaluation of gain on equity instruments at fair value through other comprehensive income, net	117,329	41,935	—

Subtotal	117,329	41,935	—

Non-controlling interest	(438)	(511)	—
Income Tax	(219)	(26)	—

Total	116,672	41,398	—

Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net gain (loss) on debt instruments at fair value through other comprehensive income	1,341,797	(471,940)	—
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(80,080)	14,315	—
Transfer to income of loss (reversion) for impairment on debt instruments at fair value through other comprehensive income	6,779	(13,060)	—

Subtotal	1,268,496	(470,685)	—

Non-controlling interest	2,517	(1,011)	—
Income Tax	(7,878)	(6,309)	—

Total	1,263,135	(478,005)	—

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Insurance premiums reserve, Note 14(b)	(999,430)	750,670	(195,619)

Non-controlling interest	(1,643)	124	—

Total	(1,001,073)	750,794	(195,619)

Available-for-sale investments:
Unrealized gain from available-for-sale investments	—	—	543,768
Transfer to realized gain on available-for-sale investments, net of realized loss	—	—	(113,306)
Transfer of impairment loss on available-for-sale investments to consolidated statement of income, Note 5(c)	—	—	20,759
Accrual of unrealized loss on held-to-maturity investments to consolidated statement of income, Note 5(d)	—	—	2,608

Subtotal	—	—	453,829

Non-controlling interest	—	—	470
Income Tax	—	—	(14,471)

Total	—	—	439,828

Cash flow hedges:
Net (loss) gain from cash flow hedges	(74,593)	32,798	(1,477)
Transfer of net realized loss (gain) from cash flow hedge to consolidated statement of income	23,924	(4,851)	140

Subtotal	(50,669)	27,947	(1,337)

Non-controlling interest	(217)	171	(19)
Income Tax	(13,052)	10,335	(1,172)

Total	(63,938)	38,453	(2,528)

Foreign currency translation reserve	(14,507)	26,589	(22,480)

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(f)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2019 and 2018, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas).

In the case of Hipotecaria Sura, as of December 31, 2018, it was under liquidation process, thus it was not subject to regulatory minimum capital requirements. It was liquidated on February 20, 2019.

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to the provisions of Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.

As of December 31, 2019 and 2018, Interbank maintains the following amounts related to its assets and contingent credits weighted by risk and regulatory capital (basic and supplementary):

	2019	2018
	S/(000)	S/(000)
Total risk weighted assets and credits	50,673,786	44,390,985
Total regulatory capital	7,679,278	7,007,381
Basic regulatory capital (Level 1)	5,721,707	5,042,037
Supplementary regulatory capital (Level 2)	1,957,571	1,965,344
Global capital to regulatory capital ratio	15.15%	15.79%

As of December 31, 2019 and 2018, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009 and No.14354-2009, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

In July 2011, the SBS issued Resolution No. 8425-2011, which states that financial entities must determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others.

As of December 31, 2019 and 2018, the additional regulatory capital estimated by Interbank amounts to approximately S/803,717,000 and S/735,483,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital in order to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2019 and 2018, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006.

As of December 31, 2019 and 2018, Interseguro’s surplus equity is as follows:

	2019	2018
	S/(000)	S/(000)
Regulatory capital	1,106,609	1,042,699
Less
Solvency equity (solvency margin)	567,348	559,930
Guarantee fund	198,572	195,975

Surplus	340,689	286,794

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Inteligo Bank’s regulatory capital -

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2019 and 2018 is the following:

	2019	2018
	US$(000)	US$(000)
Total eligible capital	238,281	216,977

Total risk weighted assets	964,156	850,069

Capital adequacy ratio (in percentage)	24.71	25.52

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -

The Board of Directors of IFS sessions held on June 25, 2018, and May 9, 2018, agreed to constitute a reserve of up to S/1,000,000,000 charged to retained earnings.

The Board of Directors of IFS session held on September 18, 2017, agreed to constitute a reserve of up to S/600,000,000 charged to retained earnings as of June 30, 2017. Likewise, the Board of Directors of IFS session, held on August 9, 2017, agreed to constitute a reserve of up to S/500,000,000 charged to retained earnings as of December 31, 2016.

(h)	Subsidiaries’ legal and special reserves -

The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2019 and 2018, these reserves amounted to approximately S/1,205,297,000 and S/1,000,764,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

17.	Tax situation

(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends. In this sense, as of December 31, 2019 and 2018, the Company has recorded expenses for S/36,361,000 and S/37,880,000, respectively, in the caption “Income Tax” of the consolidated statement of income.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2019, 2018 and 2017, was 29.5 percent, over the taxable income.

On the other hand, there are considered as Peruvian-source income those arisen from the indirect sale of shares of stock or ownership interests of legal entities domiciled in the country. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur. The law also defines the cases in which the issuer is jointly and severally liable thereof.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed. The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

•	Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2014 to 2019.

•	Interseguro: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2015 to 2019.

•	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2018, and Value-Added-Tax returns for the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed by another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. Lastly, on March 12, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on the website of the Judiciary its ruling regarding Interbank’s Income Tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by the Bank regarding that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of December 31, 2019 and 2018.

The tax liability requested for this concept and other minor contingencies as of December 31, 2019, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on March 12, 2020, amounted to approximately S/303,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears. However, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. The Bank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of December 31, 2019, the tax debt requested by SUNAT amounts to approximately S/50,000,000 (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS.

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of December 31, 2019 and 2018.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2015. To date, said audit is under process.

Lastly, to date, SUNAT is auditing Interbank’s 2012 taxable period. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2019 and 2018.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers.

On August 28, 2019, Interseguro was notified by SUNAT through requirement letter related to the Income Tax of the taxable period 2008 as definitive tax audit commenced regarding Seguros Sura.

(e)

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

(f)

For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2019 and 2018.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing are modified, thus incorporating three new information requirements: (i) Local Report; (ii) Master Report; and (iii) Country Report. The first validity entered into effect in 2017 for the operations that occurred during 2016 and the last two as of 2018 for the operations that have occurred since the fiscal year 2017.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g)

Through Legislative Decree No.1381, published on August 24, 2018, incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

In this regard, it is important to emphasize that, at present, Interbank maintains a branch in Panama, a country that is considered “non-cooperating”, in accordance with the Legislative Decree No. 1381. Notwithstanding the aforementioned, as detailed in Note 1, to the date of this report, said branch is under voluntary closing and liquidation process.

(h)

In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)

Beginning on January 1, 2019, the treatment applicable to royalties and remuneration for services rendered by non-domiciled persons was modified, eliminating the obligation to pay the amount equivalent to the withholding due to the accounting record of the cost or expense. Now the Income Tax is withheld at the payment of the compensation. In order for said cost or expense to be deductible for the local company, the remuneration must have been paid to the filing date of the annual tax return for the Income Tax (Legislative Decree No. 1369).

(ii)

The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by Superintendence Resolution issued by SUNAT.

(iii)

The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that tax evasion cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as evasion in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax evasion cases, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

(iv)	Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):

•

Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 Taxation Units.

•

Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

•

The system of credits against Income Tax for taxes paid abroad, to be included in the indirect credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, in order to avoid double taxation.

•

The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted as of September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

(v)

Regulations have been established for the accrual of income and expenses for tax purposes as of January 1, 2019 (Legislative Decree No. 1425). Until 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2019	2018
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	3,857,831	3,763,591
Import and export letters of credit	244,146	307,869

	4,101,977	4,071,460

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	2,993,652	2,023,812
Forward currency agreements – sale	5,770,518	2,709,626
Forward foreign currency agreements in other currencies	525,744	443,770
Foreign currency options	22,154	234,780
Currency swap agreements, see Note 30.2(b)(ii):
Foreign currency delivery / receipt in Soles	794,623	484,553
Soles delivery / receipt in foreign currency	933,299	424,561
Cross currency swaps	195,056	198,529
Interest rate swaps	4,238,143	2,018,220
Held as hedges: Note 10(b)
Cash flows:
Interest rate swaps	298,260	303,570
Cross currency swaps	1,958,574	1,922,610

	17,730,023	10,764,031

Responsibilities for credit lines granted (cancellable) (c)	9,673,520	7,916,890
Responsibilities for credit lines – commercial and others (d)	1,287,974	1,255,713

Total	32,793,494	24,008,094

(b)

In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Bank.

(d)

Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,830,595	3,356,718	3,201,545
Interest on investments at fair value through other comprehensive income	723,796	761,411	—
Interest on available-for sale investments	—	—	513,545
Interest on due from banks and inter-bank funds	121,550	51,592	30,057
Interest on investments at amortized cost	93,454	86,215	—
Interest on held-to-maturity investments	—	—	44,452
Dividends on financial instruments	74,698	61,725	16,659
Other interest and similar income	3,123	3,621	2,762

Total	4,847,216	4,321,282	3,809,020

Interest and similar expenses
Interest and fees on deposits and obligations	(705,824)	(562,495)	(534,211)
Interest on bonds, notes and other obligations	(455,784)	(386,747)	(317,606)
Interest and fees on obligations with financial institutions	(175,753)	(173,740)	(222,406)
Deposit insurance fund fees	(45,199)	(40,697)	(37,304)
Interest on lease payments, Note 8(e)	(16,568)	—	—
Other interest and similar expenses	(8,769)	(6,907)	(8,362)

Total	(1,407,897)	(1,170,586)	(1,119,889)

(b)	The amounts shown in 19(a) include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	4,045,599	3,494,525	3,276,054
Financial assets measured at fair value through other comprehensive income	723,796	761,411	513,545

Total interest from financial assets not measured at fair value	4,769,395	4,255,936	3,789,599

Financial liabilities measured at amortized cost	1,353,929	1,122,982	1,074,223

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2019, 2018 and 2017, this caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	651,255	623,480	601,091
Banking services fees	220,207	186,783	167,805
Funds management	147,954	148,048	139,215
Contingent loans fees	56,153	61,766	60,205
Collection services	41,010	37,068	32,792
Brokerage and custody services	9,109	11,035	11,638
Others	40,801	33,758	27,207

Total (b)	1,166,489	1,101,938	1,039,953

Expenses
Credit cards	(118,675)	(103,645)	(81,459)
Credit card insurance premiums	(48,866)	(58,931)	(50,777)
Foreign banks fees	(17,172)	(15,324)	(12,937)
Brokerage and custody services	(642)	(1,877)	(3,754)
Others	(55,249)	(47,735)	(41,784)

Total	(240,604)	(227,512)	(190,711)

Net	925,885	874,426	849,242

(b)	Fee income by country for the years ended December 31, 2019 and 2018, is presented below:

	2019	2018
	S/(000)	S/(000)
Country
Peru	1,055,624	988,084
Panama	110,865	113,854

Total	1,166,489	1,101,938

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other income
Income from investments in associates	15,647	17,454	18,475
Other technical income from insurance operations	13,362	10,908	9,273
Gain from sale of written-off-loans (b)	11,311	13,615	16,956
Services rendered to third parties	3,859	2,779	5,160
Income from ATM rentals	3,789	4,606	4,562
Insurance recovery	—	940	1,122
Other income	22,692	18,741	31,891

Total other income	70,660	69,043	87,439

Other expenses
Sundry technical insurance expenses	(42,016)	(40,593)	(16,753)
Commissions from insurance activities	(35,266)	(38,650)	(50,971)
Donations	(5,352)	(5,068)	(6,696)
Provision for sundry risk	(3,872)	(3,504)	(9,748)
Expenses related to rental income	(3,456)	(3,901)	(659)
Provision for accounts receivable	(3,303)	(2,134)	(8,699)
Goodwill write-off, Note 9(b)	(2,233)	—	—
Administrative and tax penalties	(932)	(2,963)	(2,185)
Provision for assets seized	(355)	(9,754)	—
Other expenses	(34,378)	(35,048)	(24,615)

Total other expenses	(131,163)	(141,615)	(120,326)

(b)

During the years 2019, 2018 and 2017, Interbank sold in cash to non-related third parties written-off loan portfolios with gross value amounting to S/587,895,000, S/466,264,000 and S/714,379,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

22.	Net premiums earned

This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums earned (*)			Premiums ceded to reinsurers			Net premiums earned
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	275,303	264,305	226,564	(150,002)	(229,097)	(191,612)	125,301	35,208	34,952	—	—	—	125,301	35,208	34,952
Group life	136,502	110,049	128,259	(62)	1,351	5	136,440	111,400	128,264	(5,463)	(4,232)	(3,437)	130,977	107,168	124,827
Individual life	135,810	130,419	64,467	(82,343)	(40,861)	(35,010)	53,467	89,558	29,457	(4,430)	(3,678)	(2,778)	49,037	85,880	26,679
Retirement, disability and survival (***) and (****)	12,282	160,388	36,436	15,523	(42,603)	(12,753)	27,805	117,785	23,683	(3,151)	(107,296)	(26,189)	24,654	10,489	(2,506)
Others	2	3	10	(3,422)	(1,562)	(2,266)	(3,420)	(1,559)	(2,256)	—	—	(1)	(3,420)	(1,559)	(2,257)

Total life insurance	559,899	665,164	455,736	(220,306)	(312,772)	(241,636)	339,593	352,392	214,100	(13,044)	(115,206)	(32,405)	326,549	237,186	181,695
Total general insurance	102,402	96,921	77,894	(2,217)	(4,032)	1,461	100,185	92,889	79,355	(126)	(1,509)	(1,701)	100,059	91,380	77,654

Total general	662,301	762,085	533,630	(222,523)	(316,804)	(240,175)	439,778	445,281	293,455	(13,170)	(116,715)	(34,106)	426,608	328,566	259,349

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)

As part of the Private Pension System reform that started in 2013, as regards to the coverage of survival and disability of the pension insurance, the affiliates portfolio was divided into seven parts so that insurance companies manage obligations and rights as a whole. In this way, when an affiliate needs a pension from the pension insurance, the pension will be divided into seven parts and each insurance company will have to assume a corresponding part. This coverage is allocated through a public tender. In December 2016, the call for the “Third Public Tender No. 03/2016” was made to cover the period from January 1, 2017, to December 31, 2018. As result of said process, Interseguro did not win the allocation, but Seguros Sura was awarded a seventh part of this coverage, which is 70 percent reinsured. In November 2018, the call for the “Fourth Public Tender No. 04/2018” was made, to cover the period from January 1, 2019, to December 31, 2020, and as result of this process, the company was not awarded any coverage.

(****)

In April 2016, the Congress of the Republic of Peru approved the amendment of the SPP Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, in order to offset the contraction of retirement income as a result of the aforementioned amendment to the SPP Act, Interseguro launched the “Renta Particular Plus”; Note 10(a), product and raised funds from said product as of December 31, 2019 and 2018, for S/177,842,000 and S/174,632,000, respectively. This allowed to maintain the product portfolio level and the long-term cash fundraising. As of December 31, 2019, retirement premiums amounted to S/3,841,000 (in 2018 and 2017, amounted to S/10,469,000 and S/24,786,000, respectively).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

23.	Net claims and benefits incurred for life insurance contracts and others

This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(619,342)	(573,884)	(332,513)	—	—	—	(619,342)	(573,884)	(332,513)
Group life	(45,964)	(48,213)	(41,110)	3,792	2,864	2,582	(42,172)	(45,349)	(38,528)
Individual life	(8,010)	(7,539)	(2,666)	3,145	1,410	518	(4,865)	(6,129)	(2,148)
Retirement, disability and survival	(32,496)	(215,217)	(33,120)	(747)	122,976	12,262	(33,243)	(92,241)	(20,858)
Others	(1,656)	(1,710)	(3,282)	65	85	3,386	(1,591)	(1,625)	104
General insurance	(20,879)	(16,829)	(18,483)	(213)	25	150	(21,092)	(16,804)	(18,333)

	(728,347)	(863,392)	(431,174)	6,042	127,360	18,898	(722,305)	(736,032)	(412,276)

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

24.	Salaries and employee benefits

This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	565,057	538,190	515,333
Workers’ profit sharing	90,658	81,837	70,267
Social security	53,840	50,244	47,116
Severance indemnities	41,807	39,862	37,655
Vacations, health insurance and others	47,412	45,781	44,211

Total	798,774	755,914	714,582

The average number of employees for the years 2019, 2018 and 2017 was 7,763, 7,742 and 7,817 respectively.

25.	Administrative expenses

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	743,362	648,176	608,020
Taxes and contributions	37,928	34,993	30,943
Rental expenses (c) and Note 8(e)	5,072	92,085	91,601

Total	786,362	775,254	730,564

(b)	Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, among others.

(c)

As of December 31, 2018 and 2017, correspond to disbursements made by the Group for lease installments, mainly of stores (agencies), which were classified as operating leases according to IAS 17 “Leases”, which was in force until December 31, 2018. As of December 31, 2019, correspond to disbursements made by the Group for leases of short term and low value assets; see Note 3.2.2.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ac):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2017
Balance as of January 1, 2017	106,931	106,931	365	106,931
Purchase of treasury stock	(500)	(500)	213	(292)
Sale of treasury stock	1,251	1,251	28	97

Balance as of December 31, 2017	107,682	107,682		106,736

Net earnings attributable to IFS S/(000), modified, Note 3.2.1				1,027,379

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles), modified, Note 3.2.1				9.625

Year 2018
Balance as of January 1, 2018	107,682	107,682	365	107,682
Sale of treasury stock	3,010	3,010	334	2,754

Balance as of December 31, 2018	110,692	110,692		110,436

Net earnings attributable to IFS S/(000)				1,084,280

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.818

Year 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, Notes 1(b) and 16:
Issuance of new shares	2,337	2,337	161	1,031
Sale of treasury stock	2,418	2,418	161	1,066
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)

Balance as of December 31, 2019	115,446	115,446		112,789

Net earnings attributable to IFS S/(000)				1,441,258

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				12.778

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities

(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma, Note 5(h)	117,682	78,808
Negotiable certificates of deposit – Financiera Oh! S.A.	9,372	20,809
Shares - InRetail Perú Corp.	—	7,322
Others	270	3,095

	127,324	110,034

Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp., Note 5(i)	285,962	228,122
Corporate bonds - InRetail Shopping Malls S.A.	49,728	59,131
Corporate bonds - Colegios Peruanos S.A.	30,977	58,913
Corporate bonds - Intercorp Perú Ltd.	—	15,766
Corporate bonds - Cineplex S.A.	—	7,317

	366,667	369,249

Loans, net (b)	1,114,211	1,157,158
Accounts receivable from UTP (h)	77,824	58,968
Accounts receivable from Homecenters Peruanos S.A. (g)	39,141	39,141
Accounts receivable related to derivative financial instruments	817	3,908
Other assets (f)	11,928	10,183
Liabilities
Deposits and obligations	944,561	571,032
Other liabilities	56	214
Accounts payable related to derivative financial instruments	344	—
Off-balance sheet accounts
Indirect loans (b)	134,658	139,702

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	77,186	90,703	67,703
Interest and similar expenses	(17,471)	(17,747)	(9,397)
Valuation of financial derivative instruments	(52)	(201)	520
Rental income	22,118	13,461	3,318
(Loss) gain on sale of investment property	(7,164)	4,655	—
Administrative expenses	(38,717)	(40,279)	(42,743)
Others, net	15,294	17,114	37,383

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2019 and 2018, the detail of loans is the following:

	2019			2018
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	17	—	17	65,046	—	65,046
Affiliated	847,993	59,267	907,260	720,354	62,179	782,533
Associates	266,201	75,391	341,592	371,758	77,523	449,281

	1,114,211	134,658	1,248,869	1,157,158	139,702	1,296,860

(c)

As of December 31, 2019 and 2018, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and officers of financial entities. As of December 31, 2019 and 2018, direct loans to employees, directors and officers amounted to S/231,546,000 and S/223,381,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(d)	The Group’s key personnel basic remmuneration for the years ended December 31, 2019, 2018 and 2017, are presented below:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	22,180	22,295	18,880
Board of Directors’ compensations	2,438	1,925	1,940

Total	24,618	24,220	20,820

(e)

As of December 31, 2019 and 2018, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/701,000 and S/9,934,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/6,628,000 and S/8,856,000 as of December 31, 2019 and 2018, respectively (see Note 10(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.

(h)	As of December 31, 2019 and 2018, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.

(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

28.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2019 and 2018.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2019, 2018 and 2017:

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	5,335,387	1,204,206	390,720	(138,525)	6,791,788
Inter-segment	(80,697)	—	(2,093)	82,790	—

Total income	5,254,690	1,204,206	388,627	(55,735)	6,791,788

Consolidated income statement data
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216
Interest and similar expenses	(1,290,055)	(56,419)	(61,465)	42	(1,407,897)

Net interest and similar income	2,783,943	556,130	106,509	(7,263)	3,439,319

Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)
(Loss) recovery due to impairment of financial investments	43	(6,170)	(663)	—	(6,790)

Net interest and similar income after impairment loss on loans	2,033,199	549,960	105,822	(7,263)	2,681,718

Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	30,854	39,234	42,127	—	112,215
Net gain from derecognition of financial assets at amortized cost	8,474	—	—	—	8,474
Other income (**)	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(295,686)	—	(11)	(295,697)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)

Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,592)	9,826	1,423	12,113	17,770
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)

Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115

Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interest	—	—	—	8,857	8,857

	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2(a). The net profit (after taxes) amounted to approximately S/32,422,000.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,628,369	1,002,607	351,518	(49,500)	5,932,994
Inter-segment	(57,276)	—	12,226	45,050	—

Total income	4,571,093	1,002,607	363,744	(4,450)	5,932,994

Consolidated income statement data
Interest and similar income	3,559,112	610,990	154,090	(2,910)	4,321,282
Interest and similar expenses	(1,067,710)	(54,343)	(44,096)	(4,437)	(1,170,586)

Net interest and similar income	2,491,402	556,647	109,994	(7,347)	3,150,696

Impairment loss on loans, net of recoveries	(660,858)	—	786	—	(660,072)
(Loss) recovery due to impairment of financial investments	(63)	11,349	1,791	—	13,077

Net interest and similar income after impairment loss on loans	1,830,481	567,996	112,571	(7,347)	2,503,701

Fee income from financial services, net	759,518	(4,593)	164,184	(44,683)	874,426
Net gain on sale of financial investments	16,364	(30,684)	28,560	—	14,240
Other income	293,375	98,328	4,684	(1,907)	394,480
Total net premiums earned minus claims and benefits	—	(407,466)	—	—	(407,466)
Depreciation and amortization	(138,543)	(16,982)	(9,147)	(26)	(164,698)
Other expenses	(1,364,155)	(256,670)	(97,377)	45,419	(1,672,783)

Income before translation result and Income Tax	1,397,040	(50,071)	203,475	(8,544)	1,541,900
Translation result	(10,208)	(11,405)	(227)	(13,151)	(34,991)
Income Tax	(375,911)	—	(5,725)	(33,879)	(415,515)

Net profit for the year	1,010,921	(61,476)	197,523	(55,574)	1,091,394

Attributable to:
IFS’s shareholders	1,010,921	(61,476)	197,523	(62,688)	1,084,280
Non-controlling interest	—	—	—	7,114	7,114

	1,010,921	(61,476)	197,523	(55,574)	1,091,394

(*)	Corresponds to interest and similar income, other income and net premiums earned

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2017
	Banking	Insurance (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,455,055	703,262	380,518	(103,260)	5,435,575
Inter-segment	(93,242)	(46)	(7,917)	101,205	—

Total income	4,361,813	703,216	372,601	(2,055)	5,435,575

Consolidated income statement data
Interest and similar income	3,346,238	334,753	151,785	(23,756)	3,809,020
Interest and similar expenses	(1,047,102)	(19,713)	(53,852)	778	(1,119,889)

Net interest and similar income	2,299,136	315,040	97,933	(22,978)	2,689,131

Impairment loss on loans, net of recoveries	(830,474)	—	2,539	—	(827,935)
(Loss) recovery due to impairment of financial investments	—	(5,496)	(15,263)	—	(20,759)

Net interest and similar income after impairment loss on loans	1,468,662	309,544	85,209	(22,978)	1,840,437

Fee income from financial services, net	740,519	(3,692)	152,028	(39,613)	849,242
Net gain on sale of financial investments	39,604	65,009	74,158	6,076	184,847
Gain on sale of IFS shares	25,220	—	9,764	(34,984)	—
Other income	303,474	47,843	(7,217)	(10,983)	333,117
Total net premiums earned minus claims and benefits	—	(152,927)	—	—	(152,927)
Depreciation and amortization	(127,431)	(9,656)	(8,068)	(7)	(145,162)
Other expenses	(1,271,804)	(217,164)	(103,640)	27,136	(1,565,472)

Income before translation result and Income Tax	1,178,244	38,957	202,234	(75,353)	1,344,082
Translation result	13,908	873	1,233	(116)	15,898
Income Tax	(298,641)	41	(4,296)	(23,630)	(326,526)

Net profit for the year	893,511	39,871	199,171	(99,099)	1,033,454

Attributable to:
IFS’s shareholders	893,511	39,960	199,171	(105,263)	1,027,379
Non-controlling interest	—	(89)	—	6,164	6,075

	893,511	39,871	199,171	(99,099)	1,033,454

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	For the year 2017, includes Interseguro and Seguros Sura.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

	2018
	Banking	Insurance	Wealth management	Holding and Consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	176,082	70,333	9,718	41	256,174
Total assets	47,440,393	12,572,396	3,808,939	(77,319)	63,744,409
Total liabilities	41,986,416	11,795,308	2,996,179	(121,970)	56,655,933

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2019, is S/6,464,187,000 in Peru and S/327,601,000 in Panama (for the year ended December 31, 2018, it is S/5,624,597,000 in Peru and S/308,397,000 in Panama and for the year ended December 31, 2017, it is S/5,108,239,000 in Peru and S/342,461,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of December 31, 2019 is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama (for the year ended December 31, 2018, it is S/60,033,938,000 in Peru and S/3,710,471,000 in Panama).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2019 and 2018, are presented below.

	As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	85,006	85,006
Financial investments	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	139,685	139,685
Other accounts receivable and other assets, net	220,776	—	—	630,430	851,206

	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343

Financial liabilities
Deposits and obligations	—	—	—	38,093,224	38,093,224
Inter-bank funds				169,138	169,138
Due to banks and correspondents	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,338,810	11,338,810
Other accounts payable, provisions and other liabilities	222,305	—	—	1,634,243	1,856,548

	222,305	—	—	62,245,027	62,467,332

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	495,037	495,037
Financial investments	1,571,468	13,328,593	845,317	1,884,067	17,629,445
Loans, net	—	—	—	32,960,917	32,960,917
Due from customers on acceptances	—	—	—	132,961	132,961
Other accounts receivable and other assets, net	185,376	—	—	1,106,659	1,292,035

	1,756,844	13,328,593	845,317	44,960,052	60,890,806

Financial liabilities
Deposits and obligations	—	—	—	33,681,950	33,681,950
Due to banks and correspondents	—	—	—	4,293,361	4,293,361
Bonds, notes and other obligations	—	—	—	6,496,778	6,496,778
Due from customers on acceptances	—	—	—	132,961	132,961
Insurance contract liabilities	—	—	—	10,300,468	10,300,468
Other accounts payable, provisions and other liabilities	154,116	—	—	1,367,644	1,521,760

	154,116	—	—	56,273,162	56,427,278

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

30.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

•	Credit risk: possibility of loss due to inability or lack of willingness to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.

•

Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

•	Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.

•	Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.

•	Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

In order to manage the described risks, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. On the other hand, IFS Audit Committee main objectives are to verify the adequacy of the accounting processes and financial information of each Subsidiary, as well as to evaluate the activities carried out by internal and external auditors. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Also, the Audit Committee is responsible of assisting the Board in the monitoring and supervising, thus helping to ensure:

•	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

•	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

•	The compliance with the legal and regulatory framework.

•	The qualification and independence of external auditors.

•	The performance of external auditors.

•

The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report. Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the appropriateness of the accounting principles and information policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers and the Board.

(a)	Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)	Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks in order to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)	Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director. The Committee is led by an Independent Director, who cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the CEO, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the CEO.

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of a number of Board Members, the CEO and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system, and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(iii)	Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. In order to manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee. These committees are engaged in managing these risks and in making periodic reviews.

(b)	Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Said models and tools are permanently monitored and periodically validated in order to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)	Risk mitigation and risk coverage -

In order to mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

•	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

•	Review and assessment of diverse financial risks, through specialized units of risk screening;

•	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

•	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

•	Procedures for guarantees management.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)	Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

30.1	Credit risk

(a)

The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)

The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit risk exposures arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Until December 31, 2017, the Impairment allowances were established for losses that have been incurred as of the date of the consolidated statement of financial position under IAS 39; and from January 1, 2018, impairment allowances are established for expected credit losses at the date of the consolidated statement of financial position under IFRS 9. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Such risks are monitored on a revolving basis and subject to frequent reviews.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of guarantees:

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collaterals received for loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. In order to manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that backs loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

•	Easy convertibility into cash.

•	Proper legal documentation, duly registered with the corresponding public registry.

•	Without previous obligations that could reduce their value.

•	Their fair value must be updated.

Long-term loans and fundings granted to corporate entities are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)	Maximum exposure to credit risk -

As of December 31, 2019 and 2018, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2019 and 2018:

•	80.4 percent and 79.8 percent, respectively, of cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP;

•	89.3 percent and 89.0 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•	91.8 percent and 92.2 percent, respectively, of the loan portfolio is deemed non-past-due and non-impaired;

•

89.8 percent and 90.0 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

•	92.3 percent and 98.2 percent, respectively, of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

•

In addition, as of December 31, 2019, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent months, have been exposed to local and international events, for an amount of approximately S/808,290,000 (S/186,095,000 in direct loans and S/622,195,000 in indirect loans) and S/928,742,000, respectively (S/861,544,000 (S/50,434,000 in direct loans and S/811,110,000 in indirect loans) and S/874,618,000, respectively, as of December 31, 2018). The performance of these instruments will depend on the future development of the aforementioned events, which are out of the Group control. However, it is important to mention that none of the instruments had a significant negative change in the credit category at the date of this report and have guarantees and hedging that significantly reduce the credit risk.

(d)	Impairment assessment for loan portfolios (Policy applicable from January 1, 2018) -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition -as evaluated on a collective or individual basis - considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in the Note 3.4(h).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

•

All direct and indirect (contingent) credits related to stand-by letters, guarantees, bank guarantees and letters of credit. Except for short-term reasons, certain clients that belong to the infrastructure sector.

•	Debt instruments measured at amortized cost or at fair value through other comprehensive income.

Expected credit losses are estimated collectively for each loan portfolio with shared credit risk characteristics. Not only default indicators, but all information such as macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped together based on the Group’s internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

•	Probability of Default (PD): It is the likelihood of a default over a particular time horizon that a counterpart will be unable to meet its debt obligations and with it is cataloged as default.

•	Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

•	Exposure at Default (EAD): It represents the total value that the Group can lose upon default of a counterpart.

(d.1)	Definition of default:

Credit-impaired financial assets are defined by IFRS 9 in a manner similar to credit-impaired financial assets according to IAS 39.

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

•	The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or

•	The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

•	Qualitative: contracts in judicial and prejudicial proceedings.

•	Quantitative: contracts in default for more than 90 days.

•	Data elaborated internally and obtained from external sources such as:

•	Significant changes in indicators of credit risk

•	Significant changes in external market indicators

•	Real or expected significant change in the external and/or internal credit rating

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

•	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations

•	Real or expected significant change in the operating results of the borrower

•	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

•

Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in credit risk since initial recognition or they have shown impairment when analyzed, respectively. As a result, lifetime expected losses are calculated.

•	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.

•	Impact on the measurement of expected losses due to changes in the models and assumptions used.

•	Additional provisions for new financial instruments reported during the period.

•	Periodic reversion of the discount of expected losses due to the passage of time, as they are measured based on the present value.

•	Financial assets written off during the period.

•	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)	Internal rating and PD:

The Group’s loan portfolio is segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

•	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)

•	Small Business Banking (segments S1, S2 and S3)

•	Commercial Banking (corporate, institutional, companies and real estate)

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Interbank’s Credit Risk Department determines its internal credit rating models in the following manner as of December 31, 2019 and 2018:

Banking	Segment	High grade	Standard grade	Grade lower than standard
		PD less than or equal to:	PD Range	PD equal or higher
	Credit card	9.48%	9.49% - 20.77%	20.78%
	Mortgage	2.17%	2.18% - 7.38%	7.39%
	Payroll loans	3.61%	3.62% - 8.27%	8.28%
Personal Banking	Consumer	8.26%	8.27% - 19.63%	19.64%
	Vehicular	3.56%	3.57% - 10.90%	10.91%
	Segments S1 and S2	6.01%	6.02% - 16.11%	16.12%
Small Business Banking	Segments S3	3.26%	3.27% - 7.91%	7.92%
	Corporate	1.80%	1.81% - 4.56%	4.57%
Commercial Banking	Institutional	0.50%	0.50%	0.50%
	Companies	2.23%	2.24% - 5.34%	5.35%
	Real estate	4.46%	4.47% - 7.11%	7.12%
		9.48%	9.49% - 20.77%	20.78%

The main objective is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because some factors may have a negative impact on the model’s discriminating power and stability due to changes in the population or its characteristics.

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

•	Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

•	Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio
Personal banking:
Credit cards	X
Mortgage
With cure		X
Without cure	X
Payroll loan	X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
With cure and without rating		X
Without cure and with rating	X

Likewise, Interbank has implemented a system to monitor its commercial sector clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others.

Additionally, as happens for direct credits, the expected loss for indirect loans (contingent loans) is calculated at each reporting date, depending on the stage in which each operation is found; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the obligor will fail to comply with the loan agreement.

As of December 31, 2019 and 2018, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent months, has been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low risk, medium low risk, medium risk, medium high risk, and high risk. This methodology follows a three-phase approach to assess the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client. Therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

To estimate the PD for the lifetime of a financial asset, a transformation of the PD to 12-months is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the PD at 12 months.

(d.2)	LGD:

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

•	Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 65 months.

•	Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 65 months. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3)	EAD:

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client’s ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4)	Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group’s internal credit risk management process.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

In certain cases, using its expert credit judgment and, where possible, relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis point to it.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

•	Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client’s LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

•	Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client’s LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client’s LGD, and the balance as of the reporting date.

•	Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the PD to 12 months to the date of origin and the PD to 12 months to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of absolute variation between 1 and 7 percent and a relative variation between 20 and 350 percent, depending on the type of portfolio.

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (stage 2):

•	Infractions to the covenants.

•	Forced interventions by governments in the primary and secondary markets of obligors.

•	Involvement of the borrower in illicit, political and fraud business.

•	Impairment of collaterals (underlying assets).

•	Arrears or short and frequent failures to pay installments.

•	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.

•	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

On the other hand, the Group will monitor the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

•	Criteria are able to identify significant increases in credit risk before an exposure is in default;

•	Criteria do not align with point in time (PiT) when an asset is more than 30 days past due;

•	The average time between the identification of a significant increase in credit risk and default is reasonable;

•	Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

•	There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

An operation transition from Stage 2 to Stage 1 will depend on whether or not it meets the aforementioned classification assignment requirements. That is, if the operation fails to meet the requirements that were the reason for its classification in Stage 2, the operation will be reclassified to Stage 1, except in Mortgage, Corporate and Company portfolios. For these portfolios, there is a mandatory period of permanence due to the volatility that may be caused given the nature of these loans. Therefore, in addition to failing to comply with the requirements to be reclassified to Stage 2, the operation must not have a mark of default in the last twelve months, otherwise it would stay in Stage 2.

Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

In order to comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, the Group uses internally developed stress models that seek to stress the probability of default based on different macroeconomic variable projection scenarios.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The Group has defined three possible scenarios for each portfolio: optimistic, base and pessimistic, assigning the following weights to each of them:

•	Base – 40%

•	Optimistic – 30%

•	Pessimistic – 30%

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Macroeconomic variables used as of December 31, 2019

	Scenario	2020	2021	2022
Gross domestic product (annual % var.)	Optimistic	4.9%	4.2%	3.8%
	Base	2.9%	3.7%	3.6%
	Pessimistic	(2.2%)	2.4%	5.1%
Unemployment rate (annual % var.)	Optimistic	3.3%	(4.7%)	2.7%
	Base	10.4%	(1.5%)	(2.2%)
	Pessimistic	30.9%	28.3%	(17.5%)
Public consumption (annual % var.)	Optimistic	4.3%	3.7%	3.0%
	Base	2.7%	3.0%	2.7%
	Pessimistic	(1.9%)	1.4%	3.8%
Inflation (CPI annual % var.)	Optimistic	2.5%	2.1%	2.2%
	Base	2.3%	2.1%	2.2%
	Pessimistic	4.5%	0.7%	2.1%
Domestic demand (annual % var.)	Optimistic	3.9%	3.8%	4.0%
	Base	2.3%	3.4%	3.6%
	Pessimistic	(2.4%)	2.3%	5.3%
Exchange rate (annual % var.)	Optimistic	(3.5%)	0.7%	0.9%
	Base	(0.4%)	(0.0%)	0.0%
	Pessimistic	18.0%	(6.9%)	(5.9%)
Purchasing power (annual % var.)	Optimistic	1.1%	1.2%	1.8%
	Base	2.2%	0.8%	1.1%
	Pessimistic	1.7%	(0.7%)	(1.7%)
Real compensation (annual % var.)	Optimistic	1.2%	2.9%	3.7%
	Base	2.0%	1.9%	3.0%
	Pessimistic	0.2%	(1.6%)	2.3%

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2018

	Scenario	2019	2020	2021
Gross domestic product (annual % var.)	Optimistic	6.5%	3.1%	3.2%
	Base	4.6%	2.6%	3.1%
	Pessimistic	(1.0%)	1.8%	1.9%
Unemployment rate (annual % var.)	Optimistic	3.1%	(1.0%)	(0.6%)
	Base	4.7%	(1.6%)	(1.1%)
	Pessimistic	25.3%	34.1%	(12.0%)
Public consumption (annual % var.)	Optimistic	10.4%	10.2%	10.2%
	Base	3.8%	3.7%	3.6%
	Pessimistic	(2.7%)	(2.9%)	2.9%
Inflation (CPI annual % var.)	Optimistic	0.8%	1.7%	1.1%
	Base	1.9%	1.7%	2.0%
	Pessimistic	4.1%	2.8%	3.1%
Domestic demand (annual % var.)	Optimistic	6.8%	2.6%	5.1%
	Base	4.9%	2.5%	3.1%
	Pessimistic	(1.3%)	0.2%	0.9%
Exchange rate (annual % var.)	Optimistic	(2.8%)	(1.3%)	(0.4%)
	Base	(2.8%)	(1.3%)	(0.4%)
	Pessimistic	3.4%	(2.8%)	(3.2%)

The percentages presented correspond to the annual variations of the macroeconomic variables indicated above. Likewise, for the calculation of these variables, have been considered different external sources of recognized prestige.

The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity of each of them.

As part of the review and calibration of the expected loss model, Management has estimated the expected loss of the loan portfolio as of December 31, 2019 and 2018, using forward-looking information of certain macroeconomic variables. Management has assessed the impact that these new economic variables would have on the expected loss of the loan portfolio estimated at the adoption date, determining that said impact is not significant in the Group’s consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following tables outline the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2019%		Total
		S/(000)
Optimistic	30	420,908
Base	40	558,451
Pessimistic	30	455,114

Total		1,434,473

December 31, 2018%		Total
		S/(000)
Optimistic	30	424,634
Base	40	558,991
Pessimistic	30	443,230

Total		1,426,855

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Guarantees:

The fair value of the loan guarantees as of December 31, 2019 and 2018, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	11,128,875	—	—	—	—	—	11,128,875	—
Commercial loans	17,479,006	710,379	1,755,286	10,931,555	2,607,031	16,004,251	1,474,755	146,250
Small and micro-business loans	750,126	—	—	—	—	—	750,126	68,247
Consumer loans	12,821,567	—	—	—	—	—	12,821,567	1,058,600
Mortgage loans	7,206,445	—	—	12,135,552	—	12,135,552	(4,929,107)	121,682

Direct loans	38,257,144	710,379	1,755,286	23,067,107	2,607,031	28,139,803	10,117,341	1,394,779
Debt instruments at amortized cost	2,206,986	—	—	—	—	—	2,206,986	—

Total financial assets at amortized cost	51,593,005	710,379	1,755,286	23,067,107	2,607,031	28,139,803	23,453,202	1,394,779
Debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743

Total debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743
Not subject to impairment
Derivative financial instruments - Trading	207,949	42,351	—	—	—	42,351	165,598	—
Derivative financial instruments - Hedges	12,827	—	—	—	—	—	12,827	—
Financial assets at fair value through profit or loss	1,551,537	—	—	—	—	—	1,551,537	—

Total financial instruments at fair value through profit or loss	1,772,313	42,351	—	—	—	42,351	1,729,962	—

	67,553,791	752,730	1,755,286	23,067,107	2,607,031	28,182,154	39,371,637	1,429,522

Financial guarantees	4,078,167	25,645	94,129	984,405	555,584	1,659,763	2,418,404	39,695
Letters of credit for customers	23,810	2,212	21,598	—	—	23,810	—	—

Indirect loans	4,101,977	27,857	115,727	984,405	555,584	1,683,573	2,418,404	39,695

	71,655,768	780,587	1,871,013	24,051,512	3,162,615	29,865,727	41,790,041	1,469,217

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2018	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	8,380,411	—	—	—	—	—	8,380,411	—
Commercial loans	16,032,068	892,911	792,218	10,139,704	2,609,190	14,434,023	1,598,045	194,213
Small and micro-business loans	724,383	—	—	—	—	—	724,383	69,030
Consumer loans	10,891,278	—	—	—	—	—	10,891,278	986,951
Mortgage loans	6,407,479	—	—	11,100,975	—	11,100,975	(4,693,496)	114,610

Direct loans	34,055,208	892,911	792,218	21,240,679	2,609,190	25,534,998	8,520,210	1,364,804
Debt instruments at amortized cost	1,884,067	—	—	—	—	—	1,884,067	—

Total financial assets at amortized cost	44,319,686	892,911	792,218	21,240,679	2,609,190	25,534,998	18,784,688	1,364,804
Debt instruments at fair value through other comprehensive income	13,328,593	—	—	—	—	—	13,328,593	28,050

Total debt instruments at fair value through other comprehensive income	13,328,593	—	—	—	—	—	13,328,593	28,050
Not subject to impairment
Derivative financial instruments - Trading	88,338	54,474	—	—	—	54,474	33,864	—
Derivative financial instruments - Hedges	97,038	—	—	—	—	—	97,038	—
Financial assets at fair value through profit or loss	1,571,468	—	—	—	—	—	1,571,468	—

Total financial instruments at fair value through profit or loss	1,756,844	54,474	—	—	—	54,474	1,702,370	—

	59,405,123	947,385	792,218	21,240,679	2,609,190	25,589,472	33,815,651	1,392,854

Financial guarantees	4,041,414	25,829	92,790	925,802	732,831	1,777,252	2,264,162	62,051
Letters of credit for customers	30,046	—	30,047	—	—	30,047	(1)	—

Indirect loans	4,071,460	25,829	122,837	925,802	732,831	1,807,299	2,264,161	62,051

	63,476,583	973,214	915,055	22,166,481	3,342,021	27,396,771	36,079,812	1,454,905

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	199,173	—	2,847	—	375,668	3,314	381,829	(182,656)	67,158
Small and micro-business loans	47,349	—	—	—	—	—	—	47,349	40,566
Consumer loans	400,401							400,401	340,914
Mortgage loans	247,962	—	—	—	491,424	—	491,424	(243,462)	89,476

Financial assets measured at amortized cost	894,885	—	2,847	—	867,092	3,314	873,253	21,632	538,114

Indirect loans	30,407	—	—	—	—	—	—	30,407	18,607

	925,292	—	2,847	—	867,092	3,314	873,253	52,039	556,721

	Fair value of the credit guarantee under the base scenario
As of December 31, 2018	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	206,481	1	166	—	343,062	3,061	346,290	(139,809)	98,111
Small and micro-business loans	44,552	—	—	—	—	—	—	44,552	38,458
Consumer loans	324,463							324,463	284,645
Mortgage loans	239,176	—	—	—	465,144	—	465,144	(225,968)	86,040

Financial assets measured at amortized cost	814,672	1	166	—	808,206	3,061	811,434	3,238	507,254

Indirect loans	43,070	—	—	—	—	—	—	43,070	22,469

	857,742	1	166	—	808,206	3,061	811,434	46,308	529,723

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2019 and 2018, regardless the balance of the loan it guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(e)	Assessment of impairment for the loan portfolio (policy applicable until December 31, 2017)

The Group classified each client that is part of its credit portfolio in one of the following five risk categories, depending on the degree of risk of default in the payment of each debtor: (i) Normal – A, (ii) with potential problems – B, (iii) deficient – C, (iv) doubtful-D, and (v) loss-E, which had the following characteristics:

Normal (category A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates and there was no reason to believe that this situation will change before the next evaluation. To classify a loan into category A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Consumer and small and micro-business loans are classified into category A if payments are made when due or up to 8 days past-due. Mortgage loans are classified as category A when payments are made when due or up to 30 days past-due.

With potential problems (category B): Debtors of commercial loans included in this category are those that at the time of the evaluation show certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans in this category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan and market conditions that could affect the economic sector in which the debtor participates. Consumer and small and micro-business loans are classified as category B if payments are between 9 and 30 days past-due. Mortgage loans are classified as category B if payments are between 31 and 60 days past-due.

Substandard (category C): Debtors of commercial loans included in this category show serious financial weaknesses, often with operating results or available income insufficient to cover their financial obligations on agreed upon terms, with no reasonable short-term prospects for strengthening of their financial capacity. Debtors showing the same deficiencies that determine classification as category B, obtain a classification as category C if those deficiencies are such that if they are not corrected in the short term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days past-due. Consumer and small and micro-business loans are classified as category C if payments are between 31 and 60 days past-due. Mortgage loans are classified as category C when payments are between 61 and 120 days past-due.

Doubtful (category D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery was doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, it is advisable to include it in this category. These credits are distinguished from category E credits by the requirement that the debtor remain in operation, generate cash flows and make payments on the loan, although at a rate lower than the one specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days past-due. Consumer and small and micro-business loans are classified as category D if payments were between 61 and 120 days past-due. Residential mortgage loans were classified as category D when payments are between 121 and 365 days past-due.

Loss (category E): Commercial loans which are considered unrecoverable or which for any other reason could not included in the Group’s assets based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days past-due. Consumer and small and micro-business loans are classified as category E if payments are more than 120 days past-due. Residential mortgage loans are classified as category E when payments was more than 365 days past-due.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The Group evaluated and reviewed the classification of the debtors of its credit portfolio permanently in order to maintain an adequate risk identification, assigning the corresponding risk category.

All loans deemed impaired (those classified as deficient, doubtful or loss) were analyzed by Management, which assesses the deterioration of its portfolio at two levels: individual provision and collective provision, as follows:

•	Individually assessed allowance -

The Group determined the appropriate allowance for each significant loan individually. The criteria considered to determine the measure of an allowance comprise the sustainability of the debtor’s business plan, its ability to improve its performance once a financial difficulty has arisen, projected cash flows and the expected payout should bankruptcy happens, the availability of other financial support, including the realizable value of collateral and the timing of the expected cash flows.

The methodology and assumptions used for the future cash flows were reviewed regularly by the Group in order to reduce any difference between the loss estimates and the actual loss experience.

•	Collectively assessed allowance -

The allowances required were assessed collectively in the case of loans and obligations that were not individually significant (including consumer, small and micro-business loans and residential mortgage loans) and for individually significant loans, where there was not yet objective evidence of individual impairment (included in categories A and B).

The collective allowance takes into account the impairment that is likely to be present in the portfolio even though there is not yet objective evidence of individual impairment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss was likely to have been incurred and the time it was identified as requiring an individually assessed impairment allowance and expected receipts and recoveries once impaired. Management is responsible for deciding on the length of this period which could be extended for as long as one year. The impairment allowance is reviewed by Management to ensure consistency with the Group’s overall policy.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios were generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within said range is based on Management’s best judgment, complemented by historical loss experience and the Group’s strategy (e.g. penetration in new segments).

Impairment loss was assessed at each reporting date as to whether there was any objective evidence that an asset or group of financial assets were impaired.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

Financial guarantees and letters of credit (indirect loans) were assessed and a provision was estimated for them following a procedure similar to that of loans.

When a loan was uncollectible, it was written off against the provision for related impaired loans. Such loans were written off after all the necessary legal procedures had been completed. Subsequent recoveries of amounts previously written off decrease the amount of the allowance for loan impairment in the consolidated statement of income.

In accordance with the provisions of IFRS 7, the total balance of the loan was deemed past due when the debtor stopped making a payment at its contractual maturity. In this sense, as of December 31, 2017, the total past due loan amounted to S/2,301,186,000, out of which S/1,437,722,000 were deemed impaired and loans amounting to approximately S/807,969,000 were not impaired and had maturity of less than 30 days.

As of December 31, 2017, refinanced loans in effect amounted to approximately S/273,448,000. The refinanced loans matured at such date amounted to S/41,724,000, of which S/4,022,000 were classified as past due but not impaired and S/37,702,000 as impaired.

In accordance with the requirements of the SBS regulations, the Group modified the contractual terms of the loans granted in areas affected by the weather phenomenon called “El Niño Costero” during the first quarter of 2017, without this modification resulting in “refinanced loans”. The balance of the rescheduled loans amounted to approximately S/388,000,000, which are not considered as refinanced loans. As of December 31, 2019 and 2018, the balance of the credits reprogrammed and not considered as “refinanced loans” amounts to approximately S/69,100,000 and S/109,300,000, respectively.

(f)	Credit risk management for investments

(f.1)	Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody’s and Standard & Poor’s, and assigns a rating to each instrument.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody’s	Standard & Poor’s
AAA	Aaa	AAA

AA+	Aa1	AA+

AA	Aa2	AA

AA-	Aa3	AA-

A+	A1	A+

A	A2	A

A-	A3	A-

BBB+	Baa1	BBB+

BBB	Baa2	BBB

BBB-	Baa3	BBB-

BB+	Ba1	BB+

BB	Ba2	BB

BB-	Ba3	BB-

B+	B1	B+

B	B2	B

B-	B3	B-

CCC	Caa1	CCC+

As of December 31, 2019 and 2018, the Group determines its level of risk according to the following classification:

	High grade Rating: from AAA to A PD less than or equal to:	Standard grade Rating: from BBB to B PD Range	Grade lower than standard Rating: from CCC to C PD equal or higher
Global	0.05% - 0.12%	0.14% - 2.02%	21.68%
Latin America	0.00%	0.14% - 2.87%	25.75%
Sovereigns	0.00%	0.28% - 1.19%	28.13%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(f.2)	LGD:

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody’s.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(f.3)	EAD:

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(f.4)	Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i)	Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii)	Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

•	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

•	Infringements of covenants without a waiver from the bondholders committee.

•	Forced interventions by governments in the primary and secondary markets of the issuers.

•	Linkage of the issuer in illicit, political and fraud activities.

•	Impairment of collateral (underlying assets) in the case of securitized instruments (project finance).

•	Delays or short and frequent breaches in the payment of coupons.

•	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

•	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, Financial indicators by industry, regulatory criteria, others).

Until December 31, 2017, the Group controlled the credit risk of its available-for-sale investments and held-to-maturity investments based on the risk assessment of the issuers. In the case of foreign investments, the assessment considered the risk classifications issued by international risk rating agencies, as well as the country risk of the issuer, which was evaluated considering its main macroeconomic variables.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2019		As of December 31, 2018
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	1,178,730	6.2	874,261	5.0
AA- / AA+	2,389,059	12.5	2,308,698	13.1
A- / A+	362,985	1.9	321,128	1.8
BBB- / BBB+	1,611	0.0	—	—
BB- / BB+	3,141	0.0	4,884	0.0

	3,935,526	20.6	3,508,971	19.9

Instruments issued in Peru and rated abroad:
A- / A+	5,705,209	29.9	4,619,911	26.2
BBB- / BBB+	1,826,297	9.6	2,193,074	12.4
BB- / BB+	113,819	0.6	139,849	0.8
B- / B+	814	0.0	—	—

	7,646,139	40.1	6,952,834	39.4

Instruments issued and rated abroad:
AAA	—	—	86,364	0.5
AA- / AA+	32,756	0.2	129,972	0.7
A- / A+	243,636	1.3	334,708	1.9
BBB- / BBB+	2,567,739	13.5	2,246,423	12.7
BB- / BB+	109,610	0.6	97,925	0.6
B- / B+	97,283	0.5	3,436	0.0
Less than B-	33,299	0.2	65	0.0

	3,084,323	16.2	2,898,893	16.4

Unrated
Certificates of deposits issued by the BCRP	1,483,493	7.8	1,380,479	7.8
Mutual funds and investment funds participations (*)	1,083,079	5.7	1,144,771	6.5
Securitized bonds	1,089	0.0	4,456	0.0
Other	85,668	0.4	309,905	1.8
Listed shares
Peruvian and foreign entities	631,694	3.3	458,663	2.6
BioPharma Credit PLC	468,392	2.5	405,641	2.3
InRetail Perú Corp.	285,962	1.5	235,443	1.3
Non-listed shares and participations
Royalty Pharma	117,682	0.6	78,808	0.4
LendUP	23,375	0.1	23,720	0.1
Other	1,641	0.0	1,671	0.0

Total	18,848,063	98.8	17,404,255	98.7

Accrued interest	224,655	1.2	225,190	1.3

Total	19,072,718	100.0	17,629,445	100.0

(*)	It includes mutual and investment funds which do not have risk rating.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(g)	Concentration of financial instruments exposed to credit risk

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Banco Central de Reserva del Perú	—	1,483,496	—	7,073,229		8,556,725
Consumer loans	—	—	—	13,630,007		13,630,007
Financial services	1,420,610	1,980,317	508,199	5,519,231	(*)	9,428,357
Mortgage loans	39,621	—	—	7,215,361		7,254,982
Manufacturing	63,409	1,078,678	119,532	4,144,357		5,405,976
Commerce	757	90,722	285,962	3,079,661		3,457,102
Construction and infrastructure	7,126	2,902,159	24,421	688,855		3,622,561
Government of Peru	—	3,544,194	—	2,160,775		5,704,969
Electricity, gas, water and oil	28,273	1,299,404	178,654	694,237		2,200,568
Agriculture	3,995	31,414	1,915	1,238,447		1,275,771
Leaseholds and real estate activities	19,213	87,656	4,458	953,958		1,065,285
Communications, storage and transportation	32,663	247,978	—	973,045		1,253,686
Mining	260	328,071	—	579,122		907,453
Community services	1,544	—	—	262,382		263,926
Insurance	473	—	—	170,145		170,618
Fishing	2,900	—	2,581	375,598		381,079
Commercial and micro-business loans	—	—	—	268,847		268,847
Foreign organizations and governments activities	—	—	—	46,286		46,286
Foreign governments	—	114,981	—	—		114,981
Education, health and other services	4,952	127,006	—	265,425		397,383
Medicine and biotechnology	125,623	76,242	—	—		201,865
Public administration and defense	613	147,796	—	193,000		341,409
Professional, scientific and technical activities	11,431	469,915	—	2,642,773		3,124,119
Others	8,850	—	—	227,174		236,024

Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979

Impairment allowance for loans						(1,394,779)
Accrued interest						499,143

Total						68,414,343

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Banco Central de Reserva del Perú	—	1,380,479	—	4,834,307		6,214,786
Consumer loans	—	—	—	11,747,061		11,747,061
Financial services	1,294,850	1,914,500	434,870	5,212,356	(*)	8,856,576
Mortgage loans	47,842	—	—	6,416,037		6,463,879
Manufacturing	85,105	681,104	97,516	3,622,652		4,486,377
Commerce	36,352	121,758	228,122	2,875,503		3,261,735
Construction and infrastructure	6,666	2,824,885	—	668,035		3,499,586
Government of Peru	21,397	3,002,388	—	1,843,944		4,867,729
Electricity, gas, water and oil	19,102	1,091,042	75,111	894,156		2,079,411
Agriculture	8,307	27,678	3,059	1,001,789		1,040,833
Leaseholds and real estate activities	22,618	79,596	4,336	1,144,567		1,251,117
Communications, storage and transportation	11,801	221,661	—	946,585		1,180,047
Mining	5,793	376,511	—	601,893		984,197
Community services	16,440	—	—	399,341		415,781
Insurance	1,089	—	—	239,092		240,181
Fishing	4,588	—	2,303	253,663		260,554
Commercial and small and micro-business loans	—	—	—	171,707		171,707
Activities of foreign organizations and bodies	—	—	—	39,879		39,879
Foreign governments	—	484,516	—	—		484,516
Education, health and other services	10,877	154,037	—	241,235		406,149
Medicine and biotechnology	92,746	156,326	—	—		249,072
Public administration and defense	68,800	133,516	—	227,438		429,754
Professional, scientific and technical activities	—	486,304	—	2,315,904		2,802,208
Others	2,471	7,225	—	317,076		326,772

Total	1,756,844	13,143,526	845,317	46,014,220		61,759,907

Impairment allowance for loans						(1,364,804)
Accrued interest						495,703

Total						60,890,806

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The financial instruments exposed to credit risk were distributed according to their geographic area:

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	132,328	10,851,926	628,016	49,418,589		61,030,859
United States of America	682,443	353,120	159,579	1,004,076		2,199,218
United Mexican States	1,330	916,597	—	185		918,112
Cayman Islands	156,082	26,589	—	105,319		287,990
Canada	8,871	—	—	415,633		424,504
Luxembourg	319,938	17,647	—	34,346		371,931
Colombia	730	497,396	—	36,491		534,617
Chile	1	283,784	—	55,108		338,893
Panama	—	237,858	147	487,655	(*)	725,660
Brazil	106	653,409	—	187,119		840,634
United Kingdom	198,423	37,007	336,338	7,622		579,390
Germany	3,002	—	—	99,808		102,810
Ireland	117,682	—	—	878		118,560
Ecuador	606	—	—	91,449		92,055
Belgium	—	—	136	120,112		120,248
Others	150,771	134,696	1,506	337,525		624,498

Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979

Impairment allowance for loans						(1,394,779)
Accrued interest						499,143

Total						68,414,343

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	175,400	10,308,648	410,282	43,514,628		54,408,958
United States of America	647,378	543,091	171,759	1,121,268		2,483,496
United Mexican States	10,341	909,462	—	1,349		921,152
Cayman Islands	258,394	3,333	—	84,325		346,052
Canada	9,994	—	—	183,712		193,706
Luxembourg	282,816	3,110	—	29,687		315,613
Colombia	932	500,018	—	24,685		525,635
Chile	69,336	528,708	—	49,636		647,680
Panama	—	1,421	—	310,393	(*)	311,814
Brazil	103	107,940	—	40,636		148,679
United Kingdom	184,937	37,008	261,484	21,955		505,384
Germany	382	—	—	95,141		95,523
Ireland	79,636	—	—	—		79,636
Ecuador	2,028	—	—	95,000		97,028
Belgium	—	—	138	67,343		67,481
Others	35,167	200,787	1,654	374,462		612,070

Total	1,756,844	13,143,526	845,317	46,014,220		61,759,907

Impairment allowance for loans						(1,364,804)
Accrued interest						495,703

Total						60,890,806

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(h)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

•	Are offset in the statement of financial position of the Group; or

•

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(h.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018, is presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash collateral)	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives, Note 10(b)	220,776	—	220,776	(134,103)	(42,351)	44,322

Total	220,776	—	220,776	(134,103)	(42,351)	44,322

2018
Derivatives, Note 10(b)	185,376	—	185,376	(41)	—	185,335

Total	185,376	—	185,376	(41)	—	185,335

(h.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018, is presented below:

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash collateral)	Cash collateral pledged (Note 4(d))
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives, Note 10(b)	222,305	—	222,305	(134,103)	(57,816)	30,386

Total	222,305	—	222,305	(134,103)	(57,816)	30,386

2018
Derivatives, Note 10(b)	154,116	—	154,116	(41)	(92,456)	61,619

Total	154,116	—	154,116	(41)	(92,456)	61,619

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

30.2	Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -

In order to control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. In order to determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2019	2018
	S/(000)	S/(000)
Equity investments	13,225	(41,075)
Debt investments	1,405	4,955
Derivatives and/or exchange position	3,942	30,291
Diversification effect	(4,434)	(25,853)

Consolidated VaR by type of asset (*)	14,138	(31,682)

The Group’s VaR results by type of risk are the following:

	2019	2018
	S/(000)	S/(000)
Exchange rate risk	10,655	682
Interest rate risk	1,126	13,138
Price risk	3,865	(40,857)
Diversification effect	(1,508)	(4,645)

Consolidated VaR by type of risk (*)	14,138	(31,682)

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)	Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Repricing gap

An analysis of the repricing gaps is performed in order to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(h.1.1) The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	7,078,876	428,176	905,866	11,199	—	2,704,758	11,128,875
Inter-bank funds	85,006	—	—	—	—	—	85,006
Investments at fair value through other comprehensive income (debt and equity)	232,135	528,116	1,141,759	2,010,649	10,275,814	1,125,722	15,314,195
Investments at amortized cost	—	46,211	—	1,158,805	1,001,970	—	2,206,986
Loans, net	5,293,216	4,562,929	8,171,518	14,764,175	4,815,523	(470,508)	37,136,853
Other assets	71,552	256,718	40,269	137,957	332	3,424,064	3,930,892

Total assets	12,760,785	5,822,150	10,259,412	18,082,785	16,093,639	6,784,036	69,802,807

Financial liabilities
Deposits and obligations	23,942,608	2,127,669	5,244,345	999,768	134,596	5,644,238	38,093,224
Due to banks and correspondents	328,668	593,866	1,746,238	437,037	873,828	—	3,979,637
Inter-bank funds	169,138	—	—	—	—	—	169,138
Bonds, notes and other obligations	332,180	171,939	686,713	2,955,175	2,744,283	—	6,890,290
Insurance contract liabilities	80,629	158,548	709,140	3,239,474	7,151,019	—	11,338,810
Other accounts payable, provisions and other liabilities	94,257	162,695	88,466	190,468	50,975	1,393,461	1,980,322
Equity	—	—	—	—	—	8,903,448	8,903,448

Total liabilities and equity	24,947,480	3,214,717	8,474,902	7,821,922	10,954,701	15,941,147	71,354,869

Off- balance sheet accounts
Derivatives held as hedge assets	—	165,700	132,560	1,461,474	—	497,100	2,256,834
Derivatives held as hedge liabilities	—	—	298,260	1,461,474	497,100	—	2,256,834

	—	165,700	(165,700)	—	(497,100)	497,100	—

Marginal gap	(12,186,695)	2,773,133	1,618,810	10,260,863	4,641,838	(8,660,011)	(1,552,062)

Cumulative gap	(12,186,695)	(9,413,562)	(7,794,752)	2,466,111	7,107,949	(1,552,062)	—

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	3,906,236	825,326	510,512	36,087	—	3,102,250	8,380,411
Inter-bank funds	495,037	—	—	—	—	—	495,037
Investments at fair value through other comprehensive income (debt and equity)	455,279	681,102	1,628,586	5,174,381	5,785,617	448,945	14,173,910
Investments at amortized cost	—	40,125	—	661,455	1,182,487	—	1,884,067
Loans, net	4,068,510	3,711,803	6,712,551	14,466,596	4,552,542	(551,085)	32,960,917
Other accounts receivable and other assets, net	144,800	243,632	119,893	76,334	82,789	3,522,813	4,190,261

Total assets	9,069,862	5,501,988	8,971,542	20,414,853	11,603,435	6,522,923	62,084,603

Financial liabilities
Deposits and obligations	21,343,198	1,865,574	3,541,866	1,495,507	114,780	5,321,025	33,681,950
Due to banks and correspondents	710,945	1,194,249	894,641	685,258	808,268	—	4,293,361
Bonds, notes and other obligations	177,602	192,641	935,070	4,034,094	1,157,371	—	6,496,778
Insurance contract liabilities	79,169	156,334	699,678	3,125,961	6,239,326	—	10,300,468
Other accounts payable, provisions and other liabilities	129,763	111,198	84,968	31,786	6,172	1,367,552	1,731,439
Equity	16,117	—	—	1,030	—	7,071,329	7,088,476

Total liabilities and equity	22,456,794	3,519,996	6,156,223	9,373,636	8,325,917	13,759,906	63,592,472

Off- balance sheet accounts
Derivatives held as hedge assets	—	168,650	134,920	1,416,660	—	—	1,720,230
Derivatives held as hedge liabilities	—	—	—	1,720,230	—	—	1,720,230

	—	168,650	134,920	(303,570)	—	—	—

Marginal gap	(13,386,932)	2,150,642	2,950,239	10,737,647	3,277,518	(7,236,983)	(1,507,869)

Cumulative gap	(13,386,932)	(11,236,290)	(8,286,051)	2,451,596	5,729,114	(1,507,869)	—

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(h.1.2) Sensitivity to changes in interest rates -

The exposure to the interest rate is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed on the basis of the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

•	Earning at risk, calculated as a percentage of the effective equity, establishes the legal limit of 5 percent and an early warning of 4 percent.

•	Value at Risk, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and controlled by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee is in charge of approving levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank’s Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a reasonable possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2019
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	3,489	+/-	98,418
US Dollar	+/-50	+/-	6,977	+/-	197,039
US Dollar	+/-75	+/-	10,464	+/-	296,072
US Dollar	+/-100	+/-	13,950	+/-	395,726
Sol	+/-50	-/+	17,240	-/+	436,439
Sol	+/-75	-/+	25,857	-/+	655,985
Sol	+/-100	-/+	34,473	-/+	876,509
Sol	+/-150	-/+	51,700	-/+	1,322,800

	As of December 31, 2018
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	5,331	+/-	14,381
US Dollar	+/-50	+/-	10,662	+/-	34,822
US Dollar	+75	+	15,994	+	61,365
US Dollar	+100	+	21,325	+	94,077
Sol	+/-50	-/+	19,032	-/+	115,524
Sol	+/-75	-/+	28,549	-/+	191,921
Sol	+/-100	-/+	38,065	-/+	280,145
Sol	+/-150	-/+	57,097	-/+	493,870

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(h.1.3) Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2019 and 2018, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2019 and 2018, is presented below:

	Changes in market price	2019	2018
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	112,572	84,532
Shares	+/-25	281,431	211,329
Shares	+/-30	337,717	253,595

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2019, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.311 per US$1 bid and S/3.317 per US$1 ask (S/3.369 and S/3.379 as of December 31, 2018, respectively). As of December 31, 2019, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.314 per US$1 (S/3.373 as of December 31, 2018).

The table below presents the detail of the Group’s position:

	As of December 31, 2019
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	85,006	—	85,006
Financial investments	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	245,402	604,456	1,348	851,206

	27,628,490	40,329,538	456,315	68,414,343

Liabilities
Deposits and obligations	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	149,137	20,001	—	169,138
Due to banks and correspondents	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	128,397	—	11,288	139,685
Insurance contract liabilities	4,234,217	7,104,593	—	11,338,810
Other accounts payable, provisions and other liabilities	414,604	1,441,612	332	1,856,548

	25,454,130	36,636,854	376,348	62,467,332

Forwards position, net	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	138,676	(138,676)	—	—
Cross currency swaps position, net	1,763,518	(1,763,518)	—	—
Options position, net	(37)	37	—	—

Monetary position, net	1,358,435	4,567,393	21,183	5,947,011

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,802,749	1,224,791	352,871	8,380,411
Inter-bank funds	—	495,037	—	495,037
Financial investments	7,670,084	9,941,459	17,902	17,629,445
Loans, net	10,048,173	22,912,744	—	32,960,917
Due from customers on acceptances	112,653	—	20,308	132,961
Other accounts receivable and other assets, net	154,643	1,102,800	34,592	1,292,035

	24,788,302	35,676,831	425,673	60,890,806

Liabilities
Deposits and obligations	13,584,983	19,807,644	289,323	33,681,950
Due to banks and correspondents	1,046,545	3,246,816	—	4,293,361
Bonds, notes and other obligations	6,110,077	386,701	—	6,496,778
Due from customers on acceptances	112,653	—	20,308	132,961
Insurance contract liabilities	4,072,811	6,227,657	—	10,300,468
Other accounts payable, provisions and other liabilities	215,093	1,297,074	9,593	1,521,760

	25,142,162	30,965,892	319,224	56,427,278

Forwards position, net	(629,147)	685,813	(56,666)	—
Currency swaps position, net	(59,991)	59,991	—	—
Cross currency swaps position, net	1,724,081	(1,724,081)	—	—
Options position, net	81	(81)	—	—

Monetary position, net	681,164	3,732,581	49,783	4,463,528

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

As of December 31, 2019, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$683,214,000, equivalent to S/2,264,171,000 (US$696,510,000, equivalent to S/2,349,328,000 as of December 31, 2018); see Note 18.

The Group manages the exchange rate risk through the matching of its active and passive operations, supervising its global exchange position on a daily basis. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and also the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate shock).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2019 and 2018. The analysis determines the effect of a reasonably possible variation of the exchange rate of US Dollar against the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2019	2018
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(27,837)	(746)
US Dollar	10	(55,674)	(1,492)
US Dollar	15	(83,511)	(2,238)
Revaluation
US Dollar	5	27,837	746
US Dollar	10	55,674	1,492
US Dollar	15	83,511	2,238

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

30.3	Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators, that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, where positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and which represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

With regards to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time in order to meet its liquidity requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	26,754,258	2,257,708	5,366,257	2,858,984	1,250,152	38,487,359
Inter-bank funds	169,138	—	—	—	—	169,138
Due to banks and correspondents	325,577	388,083	2,020,864	731,728	1,149,964	4,616,216
Bonds, notes and other obligations	33,465	191,676	883,923	4,015,510	3,132,301	8,256,875
Due from customers on acceptances	6,715	108,953	22,990	1,027	—	139,685
Insurance contract liabilities	80,629	158,548	709,140	3,239,474	14,901,069	19,088,860
Other accounts payable, provisions and other liabilities	560,321	55,437	137,977	236,602	643,906	1,634,243

Total non-derivative financial liabilities	27,930,103	3,160,405	9,141,151	11,083,325	21,077,392	72,392,376

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	560,750	264,648	933,967	4,932,149	2,795,731	9,487,245
Contractual amounts payable (outflow)	568,321	218,373	955,527	5,012,558	2,786,890	9,541,669

Total	(7,571)	46,275	(21,560)	(80,409)	8,841	(54,424)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	24,662	1,183	326,708	1,584,786	—	1,937,339
Contractual amounts payable (outflow)	35,795	1,621	353,888	1,653,450	16,473	2,061,227

Total	(11,133)	(438)	(27,180)	(68,664)	(16,473)	(123,888)

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	24,873,630	1,984,220	3,808,988	3,061,274	154,111	33,882,223
Inter-bank funds	—	—	—	—	—	—
Due to banks and correspondents	712,677	1,059,913	880,594	1,318,561	1,067,524	5,039,269
Bonds, notes and other obligations	34,249	208,164	330,916	5,239,468	2,113,760	7,926,557
Due from customers on acceptances	59,576	16,715	56,670	—	—	132,961
Insurance contract liabilities	79,169	156,334	699,678	3,125,961	14,620,567	18,681,709
Other accounts payable, provisions and other liabilities	588,655	228,554	92,484	92,790	365,161	1,367,644

Total non-derivative financial liabilities	26,347,956	3,653,900	5,869,330	12,838,054	18,321,123	67,030,363

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	595,238	290,639	527,875	1,807,669	1,105,214	4,326,635
Contractual amounts payable (outflow)	599,834	285,191	534,057	1,884,932	1,115,125	4,419,139

Total	(4,596)	5,448	(6,182)	(77,263)	(9,911)	(92,504)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	20,697	1,445	30,454	1,886,368	—	1,938,964
Contractual amounts payable (outflow)	29,208	1,567	38,478	1,869,967	7,623	1,946,843

Total	(8,511)	(122)	(8,024)	16,401	(7,623)	(7,879)

(*)	It includes contracts with non-deliverable and full-deliverable settlements.
(*)	It only includes contracts with non-deliverable settlements.

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2019	2018
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	910,505	1,027,549
From 1 to 3 months	843,494	928,192
From 3 to 12 months	2,076,546	1,987,444
From 1 to 5 years	271,224	127,890
Over 5 years	208	385

Total	4,101,977	4,071,460

The Group expects that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2019
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	169,138	—	—	169,138
Bonds, notes and other obligations	6,496,778	—	576,947	33,731	(217,166)	6,890,290
Lease liability related to right-of-use assets	341,746	—	(83,438)	(849)	84,377	341,836
Dividends payable	283	658,117	(657,709)	—	—	691

Total liabilities for financing activities	6,838,807	658,117	4,938	32,882	(132,789)	7,401,955

	2018
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds payable	30,008	—	(30,008)	—	—	—
Bonds, notes and other obligations	5,602,358	—	585,139	274,957	34,324	6,496,778
Dividends payable	187	510,784	(510,688)	—	—	283

Total liabilities for financing activities	5,632,553	510,784	44,443	274,957	34,324	6,497,061

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

30.4	Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

30.5	Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

•	Frequency and severity of claims;

•	Sources of uncertainty in the calculation of payment of future claims;

•	Mortality tables for different coverage plans in the life insurance segment;

•	Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

•	Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage in the branch of title, social and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro in any year. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Annuities contracts do not have reinsurance coverage.

(a)	Life insurance contracts -

Interseguro has developed its insurance underwriting strategy in order to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2019 and 2018, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of annuities, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

(b)	Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro in order to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated to its real estate portfolios:

•

The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors in order to reduce the risks that may arise in the planning process.

•

A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

•	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

30.6	Capital management

The Group manages in an active manner a capital base in order to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

31.	Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	220,776	—	220,776

	12,581,356	3,839,356	487,352	16,908,064

Accrued interest				178,444

Total financial assets				17,086,508

Financial liabilities
Derivatives payable	—	222,305	—	222,305

(*)	As of December 31, 2019 and 2018, correspond mainly to participations in mutual funds and investment funds.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	811,238	352,273	407,957	1,571,468
Debt instruments measured at fair value through other comprehensive income	9,822,970	3,320,556	—	13,143,526
Equity instruments measured at fair value through other comprehensive income	843,646	1,671	—	845,317
Derivatives receivable	—	185,376	—	185,376

	11,477,854	3,859,876	407,957	15,745,687

Accrued interest				185,067

Total financial assets				15,930,754

Financial liabilities
Derivatives payable	—	154,116	—	154,116

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/10,307,000.
500 basis points increase in the WACC would result in decrease in fair value by S/16,587,000.
		WACC	8.0%	500 basis points decrease in the WACC would result in increase in fair value by S/23,171,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/3,162,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/4,103,000.
		WACC	9.0%	500 basis points increase in the WACC would result in decrease in fair value by S/686,000.
500 basis points decrease in the WACC would result in increase in fair value by S/812,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/3,609,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the equity value would result in increase (decrease) in fair value by S/3,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2019	2018
	S/(000)	S/(000)
Initial balance as of January 1	407,957	261,737
Purchases	222,098	151,231
Sales	(150,575)	(61,328)
Total gain recognized on the consolidated statement of income	7,872	56,317

Balance as of December 31	487,352	407,957

During the years 2019 and 2018, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,128,875	—	11,128,875	11,128,875	—	8,380,411	—	8,380,411	8,380,411
Inter-bank funds	—	85,006	—	85,006	85,006	—	495,037	—	495,037	495,037
Investments at amortized cost	929,333	1,398,970	—	2,328,303	2,206,986	700,177	1,156,148	—	1,856,325	1,884,067
Loans, net	—	38,115,562	—	38,115,562	37,136,853	—	33,276,930	—	33,276,930	32,960,917
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Other accounts receivable and other assets, net	—	630,430	—	630,430	630,430	—	1,106,659	—	1,106,659	1,106,659

Total	929,333	51,498,528	—	52,427,861	51,327,835	700,177	44,548,146	—	45,248,323	44,960,052

Liabilities
Deposits and obligations	—	38,099,641	—	38,099,641	38,093,224	—	33,699,626	—	33,699,626	33,681,950
Inter-bank funds	—	169,138	—	169,138	169,138	—	—	—	—	—
Due to banks and correspondents	—	3,982,373	—	3,982,373	3,979,637	—	4,291,346	—	4,291,346	4,293,361
Bonds, notes and other obligations	5,073,917	2,044,630	—	7,118,547	6,890,290	5,569,970	895,427	—	6,465,397	6,496,778
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Insurance contract liabilities	—	11,338,810	—	11,338,810	11,338,810	—	10,300,468	—	10,300,468	10,300,468
Other accounts payable and other liabilities	—	1,634,243	—	1,634,243	1,634,243	—	1,367,644	—	1,367,644	1,367,644

Total	5,073,917	57,408,520	—	62,482,437	62,245,027	5,569,970	50,687,472	—	56,257,442	56,273,162

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2019 and 2018, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 34

Notes to the consolidated financial statements (continued)

32.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2019 and 2018, the value of the managed off-balance sheet financial assets is as follows:

	2019	2018
	S/(000)	S/(000)
Investment funds	13,243,888	12,924,575
Mutual funds	5,049,034	4,668,076

Total	18,292,922	17,592,651

33.	Subsequent event

The Universal Shareholders’ Meeting of Interseguro held on May 28, 2019, approved the project called “Simple reorganization” between Interseguro and Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”) through which Interseguro committed to acquire an equity block comprised of assets, liabilities, property, rights, obligations and legal relationships; related to payment obligations that Mapfre Vida held with pensioners of the Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym).

Through Resolution No. 47315–2019-SBS, dated December 4, 2019, the SBS authorized the transfer of this equity block, which was made effective on January 2, 2020. At said date, Interseguro received cash for an amount equivalent to S/59,479,000, financial instruments for an equivalent value of S/196,970,000 and recognized a liability for technical reserves for S/256,449,000.

34.	Additional explanation for english translation

The accompanying financial statements are presented on the basis of the IFRS. In the event of any discrepancy, the Spanish language version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 17, 2020	By:	/s/ Michela Casassa Ramat
	Name:	Michela Casassa Ramat
	Title:	Chief Financial Officer